

2025
Annual Report

MISTRAS Group. Inc.

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Key Financial Highlights

Historical Revenues
($ In Millions)



2025 **$724**

2024 $730

2023 $705

Revenues by End Market
(As of FY2025)



Market Revenue Breakdown

55%	Oil & Gas
13%	Aerospace & Defense
11%	Industrials
6%	Other Process Industries
6%	Power Generation & Transmission
5%	Infrastructure, Research & Engineering
2%	Petrochemical
2%	All Other

Revenue Growth by End Market
(FY2025 versus FY2024)

-5.3%	Oil & Gas
7.8%	Aerospace & Defense
12.6%	Industrials
21.1%	Other Process Industries
-19.6%	Power Generation & Transmission
13.2%	Infrastructure, Research & Engineering
-15.6%	Petrochemical
4.7%	All Other

Revenues by Region
(As of FY2025)



70% USA
11% Canada
1% S. America
17% Europe
1% Asia-Pacific

Adjusted EBITDA*
($ In Millions)



2025 **$91**

2024 $82

2023 $66

Net Income and Non-GAAP Net Income*
($ In Millions)



GAAP Net Income
Non-GAAP Net Income*

($17) $6 — 2023

$19 $23 — 2024

$17 $28 — 2025

*Non-GAAP financial measure. Please see the GAAP to Non-GAAP Measure Reconciliation Appendix.
Non-GAAP Net Income is also referred to herein as Net Income attributable to Mistras Group, Inc. Excluding Special Items.

Dear Shareholders,

2025 was a defining year for MISTRAS, one in which we strengthened our foundation, sharpened our strategic focus, and delivered meaningful financial and operational progress. While consolidated revenue remained stable as a result of deliberate actions to exit non-core and underperforming operations, the quality of our business improved significantly. We delivered record adjusted EBITDA*, expanded margins, and improved operating performance, clear indicators that we are building a more resilient, higher-performing enterprise.

During the first half of the year, we focused on reinforcing the fundamentals of the business, including improving cost structure, streamlining operations, and strengthening senior leadership. Building on this foundation, we introduced our Vision2030 Strategic Plan in the second quarter, establishing a clear roadmap for long-term growth and value creation.

Financial Highlights of 2025

In 2025, MISTRAS generated $724.0 million in consolidated revenue, which was slightly up year-over-year after the exclusion of certain non-core laboratory operations that were voluntarily ceased during the year. Notwithstanding this, the Company delivered meaningful profitability gains, with adjusted EBITDA increasing 10.5% to a record $91.1 million* and adjusted EBITDA margin expanding to 12.6%, underscoring progress in operating leverage and cost structure.

Operating income for the year was $40.6 million, representing sustained performance at the highest levels achieved in nearly a decade. Net income was $16.8 million, or $0.53 per diluted share. On a non-GAAP basis, net income increased to $28.1 million*, or $0.88 per diluted share*, representing a significant year-over-year improvement and the highest non-GAAP earnings per share in recent years.

Throughout the year, we also remained focused on strengthening our balance sheet through improved working capital efficiency and debt reduction, positioning the Company for sustained long-term value creation.

*Non-GAAP financial measure. Please see the GAAP to Non-GAAP Measure Reconciliation Appendix.

Strategy and Execution:

As the year progressed, our focus shifted from stabilization to accelerated execution of our Vision2030 Strategic Plan. We streamlined operations, exited non-core activities, implemented greater pricing rigor, and improved business mix and operational efficiency. These actions drove meaningful margin expansion and reflect structural improvements in how we operate.

Vision2030 is centered on three core priorities:

- Expanding our share of wallet through integrated, data-driven solutions

- Diversifying across high-growth, high-value end markets

- Driving operational leverage through efficiency, innovation, and scale

We are already seeing the benefits of this strategy. Stronger margins, improved performance in key end markets such as Aerospace & Defense and Infrastructure, and continued growth in our innovative data-driven service offerings, demonstrate increasing momentum across the business.

Leadership, Operating Model, and Customer Impact

A key driver of our progress in 2025 was the strengthening of our leadership team and operating model. We enhanced our executive leadership with experienced, industry-focused talent, bringing greater accountability, sharper commercial focus, and improved decision-making across the organization. At the same time, we improved utilization, aligned resources to higher-value opportunities, and strengthened pricing execution.

At the core of these efforts is a commitment to our customers. We are positioning MISTRAS as a single, integrated partner, combining execution, expertise, and intelligence to solve complex challenges across the asset lifecycle. This approach enables deeper customer relationships, expanded share of wallet, and delivery of more comprehensive, higher-value solutions.

continued on next page ▶

Shareholder Letter (cont.)

Advancing Data Analytical Solutions and Digital Capabilities

Our Data Analytical Solutions service offerings represent an important driver of future growth, supported by proprietary data, scalable platforms, and increasing customer adoption. Leveraging more than two decades of inspection data, we are delivering actionable insights that enhance safety, compliance, and operational performance.

Our PCMS® platform continues to expand through new customer adoption and increased utilization, while our OneSuite® ecosystem is evolving into a fully integrated, cloud-based platform. Together, these capabilities support our transition toward predictive, data-driven solutions. We are further enhancing these offerings through AI and advanced analytics, enabling customers to anticipate risk, optimize performance, and extend asset life.

Diversifying Growth Across End Markets

We made meaningful progress in expanding our presence across a broader set of end markets, with momentum accelerating in the second half of the year. Strong growth in Aerospace & Defense, Power Generation, and Infrastructure more than offset expected softness in certain areas of Oil & Gas.

Aerospace & Defense, in particular, emerged as a key growth engine. Through targeted investments and operational improvements, we delivered significant growth and improved performance in this market. We also expanded into adjacent opportunities such as infrastructure monitoring and data center support, further broadening our addressable market.

Looking Ahead to 2026

As we enter 2026, we are building on the foundation established in 2025 and the strategic direction defined in Vision2030. We plan to make targeted investments to expand capacity, particularly in Aerospace & Defense, advance our Data Analytical Solutions capabilities, and further strengthen our go-to-market approach. These investments are aligned with clear demand signals and focused on enhancing long-term earnings power while maintaining financial rigor.

We expect continued progress in revenue growth, margin performance, and cash generation as we build on the momentum established in 2025.

We thank our employees for their dedication and commitment throughout this transformative year. Their expertise and execution continue to drive our success. We also thank our customers for their trust and partnership, and our shareholders for your continued confidence in MISTRAS.

On behalf of the Board of Directors and the entire leadership team, thank you for your support. We look ahead with confidence and a clear focus on delivering long-term value.

Manuel N. Stamatakis
Executive Chairman, Board of Directors

Natalia Shuman
President & Chief Executive Officer

GAAP to Non-GAAP Measure Reconciliation Appendix

Reconciliation of Net Income (GAAP) to Adjusted EBITDA (non-GAAP)
(in thousands)

	Year ended December 31,		
	2025	2024	2023
Net income	$16,921	$18,970	($17,445)
Less: Net income (loss) attributable to noncontrolling interests, net of taxes	84	12	8
Net income attributable to Mistras Group, Inc.	$16,837	$18,958	($17,453)
Interest expense	14,643	17,067	16,761
Income tax expense	5,557	5,274	(1,220)
Depreciation and amortization	31,008	33,010	34,099
Share-based compensation expense	5,216	5,071	5,147
Other income	—	(1,485)	—
Goodwill Impairment charges	—	—	13,799
Reorganization and other costs	12,654	5,517	12,278
Environmental expense	1,743	1,660	—
Legal settlement and insurance recoveries, net	—	(808)	1,058
Foreign exchange (gain) loss	3,451	(1,805)	1,331
Adjusted EBITDA	$91,109	$82,459	$65,800
Revenue	$724,024	$729,640	$705,473
Adjusted EBITDA Margin	12.6%	11.3%	9.3%

MISTRAS Group, Inc. and Subsidiaries
Unaudited Reconciliation of Net Cash Provided by Operating Activities (GAAP)
to Free Cash Flow (non-GAAP)
(in thousands)

	Year ended December 31,		
	2025	2024	2023
Net cash provided by operating activities (GAAP)	$32,981	$50,129	$26,748
Less:			
Purchases of property, plant and equipment	(24,674)	(17,902)	(20,854)
Purchases of intangible assets	(4,518)	(5,084)	(2,795)
Free cash flow (non-GAAP)	$3,789	$27,143	$3,099

Reconciliation of Net Income (GAAP) and Diluted EPS (GAAP) to Net Income Excluding Special Items (non-GAAP) and Diluted EPS Excluding Special Items (non-GAAP)
(tabular dollars in thousands, except per share data)

	Year ended December 31,		
	2025	2024	2023
Net income attributable to MISTRAS Group, Inc. (GAAP)	$16,837	$18,958	($17,453)
Special items	14,397	4,884	27,135
Tax impact on special items	(3,181)	(1,168)	(3,256)
Special items, net of tax	$11,216	$3,716	$23,879
Net income attributable to MISTRAS Group, Inc. Excluding Special Items (non-GAAP)	$28,053	$22,674	$6,426
Diluted EPS (GAAP)[1]	$0.53	$0.60	($0.58)
Special items, net of tax	$0.35	$0.12	$0.79
Diluted EPS Excluding Special Items (non-GAAP)	$0.88	$0.72	$0.21

[1] For the year ended December 31, 2025, 11,000 shares, related to stock options and 17,000 shares, related to RSUs were anti-dilutive and therefore were excluded from the calculation of diluted earnings per share.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission File Number 001-34481

Mistras Group, Inc.

(*Exact name of registrant as specified in its charter*)

Delaware	**22-3341267**
(*State or other jurisdiction of incorporation or organization*)	(*I.R.S. Employer Identification Number*)

195 Clarksville Road
Princeton Junction, New Jersey 08550
(*Address of principal executive offices*) (*Zip Code*)

(609) 716-4000
(*Registrant's telephone number, including area code*)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading Symbol*	*Name of each exchange on which registered*
Common Stock, par value $.01 par value	**MG**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer	☒
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, based on the closing price of $8.01 on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was approximately $171.4 million.

As of March 9, 2026, the Registrant had 31,595,562 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to portions of the registrant's definitive proxy statement for its 2025 annual meeting of stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 31, 2025. Except as expressly incorporated by reference, the Proxy Statement shall not be deemed to be a part of this report on Form 10-K.

Auditor Name: PricewaterhouseCoopers LLP   Auditor Location: Philadelphia, Pennsylvania   Auditor Firm ID: 238

MISTRAS GROUP, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

ITEM 1.   BUSINESS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding Mistras Group, Inc. ("Mistras," "MISTRAS," "the Company," "us," "we," "our" and similar expressions) and our business, financial condition, results of operations and prospects. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as "goals," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "may," "could," "should," "would," "predicts," "appears," "projects," or the negative of such terms or other similar expressions, although the absence of such words does not mean that a statement is not forward-looking. Factors that could cause or contribute to differences in results and outcomes from those in our forward-looking statements include, without limitation, those discussed elsewhere in this Annual Report in Part I, Item 1A. "Risk Factors," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in this Item 1. We undertake no obligation to (and expressly disclaim any obligation to) revise or update any forward-looking statements made herein whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. However, you should consult any further disclosures we may make on these or related topics in our reports on Form 8-K or Form 10-Q filed with the Securities and Exchange Commission ("SEC").

The following discussions should be read in conjunction with the sections of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

OUR BUSINESS

Overview

Mistras Group, Inc., together with its subsidiaries (the "Company"), is a global leader in technology-enabled industrial asset integrity and laboratory testing solutions, serving critical industries including oil & gas, aerospace & defense, power & utilities, manufacturing, and civil infrastructure.

The Company provides a diversified portfolio of products and services, ranging from advanced non-destructive testing ("NDT") and pipeline inspections to real-time condition monitoring, maintenance planning, and specialized engineering, powered by a proprietary management software suite that centralizes integrity data for predictive analytics and benchmark analysis. With a long-standing track record of innovation and deep industry expertise, the Company helps clients reduce risk, extend asset life, and optimize operational performance.

The Company enhances value for its customers by integrating asset integrity protection throughout supply chains and centralizing integrity data through a suite of Industrial Internet of Things ("IoT")-connected software and monitoring solutions, including OneSuite®, which serves as a cloud-based ecosystem that pulls together the Company's software and data services capabilities. This integrated approach enables customers to make data-driven decisions that improve asset reliability, enhance safety, reduce operational risk, and optimize performance across the asset lifecycle.

The Company's core capabilities include NDT field inspections enhanced by advanced robotics, laboratory quality control, laboratory materials services, in-house laboratory assurance testing, sensing technologies and NDT equipment, asset and mechanical integrity engineering services, and light mechanical maintenance and access services.

Given the role the Company's solutions play in supporting the safe and efficient operation of customer infrastructure, the Company historically has provided a majority of its services on a recurring basis. Services are primarily performed at customer facilities, with the exception of aerospace and defense customers, which are largely served through the Company's network of state-of-the-art laboratories. These services may include NDT and inspection services, as well as complementary mechanical services such as heat tracing, pre-inspection insulation stripping, coating applications, re-insulation, engineering assessments, and long-term condition-monitoring.

Under our operating model, many customers outsource inspection and integrity management activities to the Company on a "run and maintain" basis. The Company maintains long-term relationships with leading asset-intensive operators across oil and gas, aerospace and defense, industrial, power generation and transmission, infrastructure, research and engineering, petrochemical, and other process industries.

The Company continues to invest in proprietary, technology-enabled software and testing instruments, including those developed within its Products and Systems segment. Growth has been supported by selective acquisitions, organic expansion, and the integration of applied technologies and managed support services.

The Company believes long-term growth exists across its target markets, although results may be impacted by macro- and micro-economic conditions, supply chain disruptions, customer capital spending cycles, and commodity price fluctuations.

We generated revenues of $724.0 million, $729.6 million and $705.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. We generated net income of $16.9 million, net income of $19.0 million and net loss of $17.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, we generated approximately 81%, 81% and 82%, respectively, of our revenues from our North America segment. Our revenues are diversified, with our top ten customers accounting for approximately 36%, 36% and 35% of our revenues during the years ended December 31, 2025, 2024 and 2023, respectively, with no customer accounting for greater than 10% of our revenues in any such year.

OUR SPECIALIZED SOLUTIONS

The Company delivers asset protection solutions that combine inspection services, products, data management, analytics, and engineering expertise. Solutions range from routine inspections to enterprise-wide asset integrity management programs designed to support safety, compliance, and operational efficiency.

Field Services

The Company's field services portfolio includes traditional and advanced NDT techniques. These solutions are offered on an individual basis or as part of an enterprise inspection and testing program to our customers.

NDT is the examination of an asset without materially impacting its structural integrity. The ability to inspect mission-critical assets and not interfere with their operating performance makes NDT a highly-attractive alternative to many traditional techniques, which may require shutting down an asset or entire facility. Typical issues inspected by MISTRAS technicians include potential corrosion, cracking, pitting, leaking, faults and flaws in piping, storage tanks and pressure vessels, as well as a wide range of other industrial assets and public infrastructure.

Asset inspections often require pre- and post-inspection industrial services, along with advanced access techniques to inspect and maintain equipment in at-height or subsea locations. Typical ancillary services provided by MISTRAS technicians include coating, insulation, and mechanical and construction support, delivered via rope access, diving, or aerial lifts.

Automated data acquisition solutions use smart sensing and monitoring, robotic/unmanned inspection systems, and digitized spot inspections to deliver asset integrity data with greater insight into current and potentially future asset conditions. Field inspections frequently serve as the entry point for broader engagements that may include engineering assessments, maintenance support, and data analytical solutions, driving additional revenue opportunities for the Company.

Data Analytical Solutions

Asset protection services generate significant volumes of mechanical integrity data that must be archived, managed, and analyzed to support regulatory compliance and risk-based decision-making. Customers often face challenges consolidating data across assets, facilities, and inspection methods.

Customer data is managed within the Company's asset protection software ecosystem, OneSuite, which provides a centralized, cloud-based platform for accessing, visualizing, and analyzing asset integrity data. OneSuite integrates more than 90 applications that support trending, benchmarking, reporting, and analytics across assets and facilities, enabling customers to gain enterprise-level visibility into asset condition and performance.

The Company's data analytical solutions include industry-leading applications such as Plant Condition Management Software ("PCMS®"), one of the most widely-used asset integrity management systems ("AIMS"). Approximately 50% of U.S. refiners, as well as midstream pipeline operators and energy companies in Canada and Europe utilize PCMS. PCMS supports asset integrity management, inspection planning, compliance documentation, and long-term condition assessment across facilities.

Pipeline customers use MISTRAS' Onstream Pipeline Inspection inline inspection ("ILI") services and New Century Software platform to capture, manage, and analyze pipeline integrity data. These solutions enable integration of inline inspection ILI data with risk analytics and business intelligence tools to support integrity assessments, prioritization, and compliance activities.

MISTRAS also provides online condition monitoring solutions for customers in wind, power, and infrastructure markets. These solutions deliver real-time monitoring and analysis, often in hazardous or hard-to-reach environments, and support early detection of damage or degradation while enhancing safety by reducing the need for on-site inspections.

Many customers leverage the Company's managed data and analytical services, which combine software platforms with engineering, analytical, and field expertise. These services generate actionable insights, support maintenance planning, reduce unplanned outages, and improve overall operational efficiency for our customers.

In-house Lab Services

MISTRAS operates a network of in-house laboratories across North America and Europe that provide quality assurance and quality control ("QA/QC") solutions for new and existing metal and alloy components, materials, and composites. The Company's laboratories support customers throughout the component lifecycle, from preparation and production through post-processing and in-service monitoring, with a focus on meeting manufacturing and regulatory requirements and optimizing production logistics. In-house laboratory services include non-destructive evaluation and inspection ("NDE"/"NDI"), destructive testing ("DT"), metallurgical testing, chemical analysis, mechanical and machining services, pre-machining, casting repair solutions, and finishing services.

MISTRAS laboratories hold a wide variety of certifications, such as: Nadcap (formerly NADCAP, the National Aerospace and Defense Contractors Accreditation Program), AS9100/ISO-9001, Federal Aviation Administration Repair Station, and the International Traffic in Arms Regulations/Export Administration Regulations, which allow the Company to perform inspections that meet or exceed stringent regulatory and manufacturers' requirements. With these certifications come a comprehensive range of approvals from prime contractors of major projects, militaries and internationally-renowned original equipment manufacturers ("OEMs") from many key markets, including oil and gas, aerospace and defense, power generation, and industrial markets.

Maintenance

We perform maintenance and light mechanical services to prepare assets for inspection and to return them to working condition post inspection. These services include corrosion removal, mitigation and prevention; insulation installation and removal; electrical services; heat tracing, industrial cleaning; pipefitting; and welding. Our light mechanical services are often offered as complementary, value-added solutions to inspections, such as removing insulation in order to inspect piping, then re-installing insulation.

Our multi-disciplined technicians offer maintenance and light mechanical services in hard-to-access areas, and in some cases in combination with rope access or diving strategies.

Engineering Consulting

We provide a broad range of engineering consulting services, primarily for process equipment, technologies and facilities. Our engineering consultations include plant operations and management support, turnaround/shutdown planning, profit improvement, facilities planning studies, engineering design, process safety reviews, energy optimization evaluations, benchmarking/key performance indicator development and technical training.

Our AIMS and Mechanical Integrity ("MI") services help improve asset reliability and regulatory compliance through a systematic, engineering-based approach to ensure the on going integrity and safety of equipment and industrial facilities. AIMS/MI services can include conducting an inventory of infrastructure assets; developing, implementing and training personnel in executing inspection and maintenance procedures; and managing MI programs. We help customers to identify gaps between existing and desired practices and establish quality assurance standards for fabrication, engineering and installation of infrastructure assets.

Access

Some of our work is conducted in hard-to-access locations, including those in at-height, subsea and confined locations. We utilize scaffolding and rope access to access at-height and confined assets; certified divers for subsea inspection and maintenance; and unmanned (drone) aerial, land-based and subsea systems to deliver a wide range of inspection applications, with an emphasis on minimizing at-height access and confined space entry.

Equipment

We design and manufacture portable, handheld, wireless and turnkey NDT equipment, along with corresponding data acquisition sensors and software, for spot inspections and long-term, unattended monitoring applications.

We sell these solutions as individual components, or as complete systems, which include a combination of sensors, amplifiers, signal processing electronics, knowledge-based software and decision and feedback electronics. We also sell integrated service-and-system technology packages, in which our field technicians utilize our proprietary and specialized testing procedures and hardware, advanced pattern recognition, neural network software and databases to compare test results against our prior testing data or industry standards.

We provide a range of acoustic emission ("AE") products and are a leader in the design and manufacture of AE sensors, instruments and turnkey systems used for monitoring and testing materials, pressure components, processes, and structures. We also design and manufacture ultrasonic testing ("UT") equipment.

Most of our hardware products are fabricated, assembled and tested in our ISO-9001-certified facility in Princeton Junction, New Jersey. We also design and manufacture automated ultrasonic systems and scanners in France.

Centers of Excellence

Another differentiator in our business model is our Centers of Excellence ("COEs"), which offer support for asset, technology or industry-specific solutions. Our subject matter experts engage in strategic sales opportunities to offer customers value-added solutions using advanced technologies and methods. The COEs help to standardize our approach to common problems in our key market segments. Our COE experts cover:

- Acoustic Emission
- American Petroleum Institute ("API") Turnarounds
- AIMS/MI/Engineering
- Automated Ultrasonics
- Fossil Power
- Guided Wave Ultrasonics
- Mechanical Services
- Nuclear Power
- Phased Array
- Rope Access
- Wind
- Tank Inspection
- Tube Inspection
- Unmanned Systems

ASSET PROTECTION INDUSTRY OVERVIEW

Asset protection plays a critical role in maintaining the integrity, reliability, and availability of mission-critical infrastructure across asset-intensive industries. Asset protection solutions are used to detect, mitigate, and prevent degradation mechanisms such as corrosion, cracking, leaks, and manufacturing defects that may impact safety, regulatory compliance, or operational performance.

Demand for asset protection solutions is driven by aging infrastructure, regulatory requirements, increasing safety and environmental expectations, and the growing complexity of industrial assets. Many customers operate assets beyond their original design life, requiring ongoing inspection, testing, and monitoring to support continued operation.

NDT has historically been a foundational element of the asset protection industry due to its ability to assess asset condition without disrupting operations. In recent years, customers have increasingly adopted advanced non-destructive testing solutions, automation, robotics, and digital monitoring technologies to improve inspection efficiency, data quality, and safety outcomes. At the same time, the volume and importance of inspection and mechanical integrity data have increased. Customers are seeking solutions that enable centralized data management, support regulatory compliance, and facilitate risk-based decision-making across their assets and facilities.

The asset protection industry has traditionally consisted of many localized service providers. However, customers are increasingly consolidating programs with service providers capable of delivering integrated inspection, data, and analytical solutions at scale. Service providers with advanced technology capabilities, a skilled workforce, and a global footprint are positioned to support recurring, long-term asset integrity programs.

We believe the following represent key dynamics of the asset protection industry, and that the market available to us will continue to grow as these macro-market trends continue to develop:

Digital Transformation of Asset Protection. Plants in the oil and gas, petrochemical and other process industries are recognizing the need to evolve their traditional, paper-based mechanical integrity programs in favor of digitalized solutions. The rise of big data intelligence, and our data analytical solutions offerings, provide our customers with actionable insights from raw asset integrity data. The growing digitization of asset protection provides opportunities for contractors with a wide range of asset protection expertise and integrated data platforms to provide customers with data analytical solutions to help customers maximize uptime while controlling costs.

Extending the Useful Life of Aging Infrastructure While Increasing Utilization. Due to the prohibitive costs and challenges of building new infrastructure, many companies have chosen to extend the useful life of existing assets through enhancements, rather than replacing these assets. This has resulted in the significant aging and increased utilization of existing infrastructure in our target markets. Because aging infrastructure requires more frequent inspection and maintenance in comparison to new infrastructure, companies and public authorities continue to spend on asset protection services to ensure their aging infrastructure assets continue to operate effectively.

Outsourcing of Non-Core Activities and Technical Resource Constraints. Due to the increasing sophistication and automation of asset protection programs, a decreasing supply of skilled professionals and increasing governmental regulations, companies are increasingly outsourcing NDT to third-party service providers with advanced solution portfolios, engineering expertise and trained workforces.

Increasing Corrosion from Low-Quality Inputs. The increased availability and low cost of crude oil from areas such as shale plays and oil sands resources have led to the use of lower-grade raw materials and feedstock. This leads to higher rates of corrosion, especially in refining processes involving petroleum with higher sulfur content, which increases the need for asset protection solutions to detect and/or proactively prevent corrosion-related issues.

Increasing Use of Advanced Materials. Customers in various target markets - particularly aerospace and defense - are increasingly utilizing advanced materials, such as composites and other unique technologies in their assets. These materials often cannot be tested using traditional NDT techniques. We believe that demand for more advanced testing and assessment solutions will increase as the utilization of these advanced materials increases during the design, manufacturing, operating and quality control phases.

Meeting Safety Regulations. Owners and operators of refineries, pipelines and petrochemical and chemical plants increasingly face strict government regulations and more stringent process safety enforcement standards. This includes the continued implementation of the Occupational Safety and Health Administration's National Emphasis Program. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by government and industry regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly-reliable asset protection suppliers with a track record of assisting customers in meeting increasingly stringent regulations. Our customers benefit from our extensive engineering consulting base that supports them in devising MI programs that both meet regulatory compliance standards and enable enhanced safety and uptime at the customer's facilities.

Expanding Addressable End-Markets. The continued emergence of and advances in asset protection technologies and software-based systems are increasing the demand for asset protection solutions in applications where existing techniques were previously ineffective. Our range of service offerings and advanced digital technologies allows us to meet the requirements of chemical producers to continuously monitor and provide advanced digital analytical solutions for our customers. Also, our advanced digital analytical solutions allow us to provide real-time monitoring to a variety of customers across infrastructure end markets.

Expanding Aerospace and Defense Industry. We believe that increased demand in the defense and private space industries will continue to grow over the next several years in the commercial industry due to the approximately decade-long backlog for next-generation commercial aircraft to be built, driving the need for advanced solutions that improve cost and quality efficiencies. Demand continues to be stable in the defense industry while demand in the private space industry is growing.

We continue to optimize our in-house laboratories to meet the growing demands of commercial aerospace and private space end markets. We continue to implement operational efficiencies and new technologies to be able to meet customer demand and needs as they arise. As a result, we are a trusted partner in the private space industry for our customers.

Crude Oil Prices. Volatility in the energy sector has been significant over the past decade. The decline in global crude oil prices in 2015 and 2016 constrained industry expansion, followed by a recovery in 2017 and 2018. Prices declined again during the early stages of the COVID-19 pandemic before rebounding in the second half of 2021 and the first half of 2022 to elevated levels. These conditions contributed to the deferral of certain refinery turnarounds in 2022 until market conditions moderated later that year. During 2023 and 2024, crude oil prices were generally more stable relative to prior periods, and this trend continued into 2025, although energy markets remained influenced by geopolitical developments, including the war in Ukraine and conflict in the Middle East, including the recent conflict between the U.S. and Iran, the imposition of U.S. tariffs, trade restrictions and the responses from other countries, as well as broader macroeconomic conditions.

Expanding Pipeline Integrity Regulations: The United States Pipeline & Hazardous Materials Safety Administration's "Mega Rule" adopted in October 2019, expands pipeline integrity regulations on more than 500,000 miles of pipelines that carry natural gas, oil and other hazardous materials throughout the United States. Some of these requirements will take operators decades to fulfill. These regulations require inspection and integrity data records throughout a pipeline's lifetime to be "reliable, traceable, verifiable, and complete," increasing the demand for integrated inspection, engineering, monitoring, and data management and analysis solutions.

Consolidation of Refineries: Consolidation of refinery ownership will create both pressure on refinery service providers due to increased customer purchasing power and provide an opportunity to those same refinery service providers to become preferred providers to these larger customers.

Our Competitive Strengths

We believe the following competitive strengths contribute to our being a leading provider of asset protection solutions and will allow us to further capitalize on growth opportunities in our industry:

OneSource Provider for Asset Protection Solutions. We believe we have one of the most comprehensive portfolios of integrated asset protection solutions worldwide, which positions us to be a leading single-source provider for our customers' asset protection requirements. This is particularly a competitive strength in regards to turnarounds and shutdowns - during which facilities temporarily cease portions of their operations in order to perform plant-wide inspections, maintenance and repairs - as the services being requested and performed during these work stoppages make up significant portions of refinery, process and power plant maintenance budgets. Demand for our solutions increases during these outages, as facilities seek third-party providers to perform a wide spectrum of asset protection operations while the plant is offline. In addition, as companies are increasingly outsourcing their NDT needs to third-party providers, we believe that the ability to offer a comprehensive package of solutions provides us with a competitive advantage.

Integrated Data Management: Our expertise and proprietary research and development in data analytical solutions throughout the asset protection cycle provides us with a competitive advantage. With solutions for integrated data acquisition, storage, visualization and analytics, our integrated data analytical solutions have us well-positioned for the oil and gas industry's increasing movement towards digitalizing and centralizing asset protection to fewer, highly-skilled and multi-disciplined vendors. Many of our data analytical solutions are platform-agnostic, allowing us to integrate into customers' existing operations, and thereby expanding the potential customer pool for our solutions. Our expertise and experience also allow us to tailor our offerings to meet specific customer needs, which sets us apart from our competitors. Our presence in our customers' operations throughout their asset lifecycles also ideally positions us to be their primary vendor to centralize their asset integrity data collection, management and analysis, creating mutually-beneficial opportunities to scale our relationships.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base. We have become a trusted partner to a large and growing customer base across numerous global markets through our proven, decades-long track record of successful operations. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries, as well as public authorities.

Repository of Customer-Specific Inspection Data. Through our world-class enterprise data management and analysis software, PCMS, we have accumulated extensive, proprietary process data that allows us to provide our customers with value-added services, such as benchmarking, "RBI" and reliability-centered maintenance.

Proprietary Products, Software and Technology Packages. Our extensive knowledge base in asset protection services and equipment enables us to offer technology packages, in which our field technicians utilize our proprietary and specialized testing procedures and hardware, advanced pattern recognition, neural network software and databases to compare test results against our prior testing data or national and international structural integrity standards.

Deep Domain Knowledge and Extensive Industry Experience. We have extensive asset protection experience and data, dating back several decades of operations. We have gained this through our industry leadership in developing advanced asset protection solutions, including research and development of advanced NDT technologies and applications, process engineering technologies, online plant asset integrity management with sensor fusion; and enterprise software solutions for plant-wide and fleet-wide inspection data archiving and management.

Technological Research and Development. The inspection and testing industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection techniques. We believe that we remain ahead of the technological curve by backing our extensive industry expertise with the investment of resources in research and development. Some of the advanced inspection technologies developed by our internal research and development teams include an automated radiographic testing crawler for corrosion under insulation ("CUI") inspections in above ground pipelines and piping; our Large Structure Inspection scanner, and our real-time radiography crawler for 360° inspections of pipeline girth welds.

Collaborating with Our Customers. We have historically expanded our asset protection solutions portfolio in response to our customers' unique performance specifications. Our technology packages have often been developed in close cooperation and partnership with key customers and industry organizations.

Experienced Management Team. Our management team has a track record of asset protection organizational leadership. These individuals also have successfully driven operational growth organically and through acquisitions, which we believe is important to facilitate future growth in the asset protection industry.

Our Growth Strategy

The Company's growth strategy emphasizes the following key elements:

Continue to Digitalize Asset Protection Data and Processes: The Company places a data-centric focus on asset protection, enabling customers to ease areas of concern through the ability to make data-driven decisions, particularly related to the timely and accurate transfer of asset integrity data from the field to data management systems and the visibility and accessibility of that data once uploaded. The Company expects demand for data analytical solutions that provide big data intelligence and remote data visibility to continue to grow and continues to invest in capabilities that help customers visualize and generate actionable insights from asset integrity data, regardless of data source. The Company is also focused on optimizing asset protection workflows by creating digital connections between applications to increase data visibility and reduce manual data entry and human error. By combining digital solutions with traditional testing and inspection services, the Company delivers value-added services that unlock long-term customer value and demonstrate the breadth and depth of its technologies.

Expand Our Focus in the Aerospace and Defense Industries: The Company believes that the introduction of next-generation airframes, aircraft engines, and the increasing demand for private space flight have created sustained demand for inspection, testing, machining, and mechanical services required for part production. MISTRAS also sees increased adoption of additive manufacturing techniques driving demand for advanced inspection and testing solutions. The Company remains optimistic about growth in the defense industry as legacy systems are extended and next-generation platforms are deployed, positioning MISTRAS to support evolving customer requirements through its inspection and testing capabilities.

Expand Our Focus in the Pipeline Integrity Industry: The Company intends to continue broadening its solutions for the pipeline market. Recent regulatory developments have expanded pipeline integrity management requirements, increasing the need for inspection, documentation, and risk assessment of existing infrastructure. This environment creates opportunities for MISTRAS to support customers across both new construction and integrity management phases. The Company has strengthened its capabilities through prior acquisitions of pipeline integrity management software and inline inspection providers and through the deployment of PCMS software for pipeline operators, enhancing MISTRAS' ability to deliver integrated, data-driven insights efficiently.

Expand our Mechanical Services Portfolio: The Company believes that providing mechanical services that complement inspection activities, such as insulation removal and replacement or surface preparation for coating or painting, represents an important market differentiator. Many customers already require these services but rely on multiple vendors, creating opportunities for MISTRAS to deliver greater value through integrated service delivery and improved efficiency.

Continue to Develop Technology-Enabled and Digital Asset Protection Solutions: The Company intends to maintain and enhance its technological leadership through continued investment in new technologies, applications, and data services. The OneSuite ecosystem reflects MISTRAS' focus on deepening integration across solutions to deliver unified offerings for customers seeking to centralize asset protection activities. Ongoing development efforts include technologies that improve data flow across operational phases and facilities, supported by integrated pipeline integrity data solutions and cloud-based monitoring platforms.

Expand our Solution Offerings to Existing Customers: The Company believes that expanding into adjacent and complementary services increases its value proposition and ability to capture additional business. Many customers operate assets across multiple locations and increasingly seek integrated solutions that consolidate data and services at an enterprise level. MISTRAS believes that expanding solution offerings and enabling cross-facility data visibility supports additional recurring revenue opportunities and deeper customer relationships. The Company remains focused on strengthening its inspection and testing services while diversifying the end markets it serves.

Continue to Expand Our Customer Base into New End Markets: The Company believes there are significant opportunities to expand into emerging and adjacent end markets, including renewable energy, alternative power generation, natural gas transportation, data centers, pipeline integrity, and additive manufacturing. MISTRAS expects growth in these markets to be supported by increased adoption of advanced asset protection technologies, including robotics, automation, and unmanned inspection tools, which are increasingly replacing traditional inspection methods.

Capitalize on Acquisitions: The Company has completed acquisitions to enhance its solutions, expand its customer base, and extend its geographic reach. Due to a focus on organic growth and constraints under existing debt covenants, MISTRAS does not expect to complete acquisitions in 2026 other than limited transactions subject to lender approval. Beyond 2026, the Company expects to pursue selective acquisitions aligned with its strategic and financial objectives.

Our Segments

We have three operating segments: (i) North America, (ii) International and (iii) Products and Systems:

North America provides asset protection solutions with the largest concentration in the United States, followed by Canada, consisting primarily of NDT, inspection, in-laboratory testing, mechanical and engineering services that are used to evaluate the structural integrity and reliability of critical energy, industrial and public infrastructure and commercial aerospace components. Software, digital and data analytical solutions and services are included in this segment.

International offers services, products and systems similar to those of the other segments to select markets within Europe, the Middle East, Africa, Asia and South America, which are served by the Products and Systems segment.

Products and Systems designs, manufactures, sells, installs and services the Company's asset protection monitoring products and systems, including equipment and instrumentation, predominantly in the United States.

For a discussion of segment revenues, operating results and other financial information, including geographic areas in which we generated revenues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, as well as Note *2 - Revenue* and Note *18 - Segment Disclosure* in the notes to our audited consolidated financial statements in Item 8 of this Annual Report.

Revenue Overview

Revenue by Industry

The following charts represent our disaggregated revenue by industry for the years ended December 31, 2025, 2024 and 2023.

2025 Revenue by Industry



Petrochemical, 2%

Other, 2%

Infrastructure, Research & Engineering, 5%

Other Process Industries, 6%

Power Generation and Transmission, 6%

Industrials, 11%

Oil & Gas, 55%

Aerospace & Defense, 13%

2024 Revenue by Industry



Infrastructure, Research & Engineering, 5%

Petrochemical, 2%

Other, 2%

Other Process Industries, 7%

Power Generation and Transmission, 5%

Industrials, 10%

Oil & Gas, 57%

Aerospace & Defense, 12%

2023 Revenue by Industry



Petrochemical, 2%
Other, 2%
Infrastructure, Research & Engineering, 4%
Other Process Industries, 7%
Power Generation and Transmission, 5%
Industrials, 10%
Oil & Gas, 59%
Aerospace & Defense, 11%

Our Target Markets

Overview

We operate in a highly competitive, but fragmented market. Domestically, the market is serviced by several national competitors and many regional and/or local companies. Internationally, our primary competitors are divisions of large companies, with additional competition from small independent local companies which may be limited to a specific product, service or technology and focused on a niche market or geographic region. We focus our strategic sales, marketing and product development efforts on a range of infrastructure-intensive based industries and governmental authorities. We view energy-related infrastructure and commercial aerospace as our largest market opportunities. We perform inspection and mechanical services for customers in both industries.

Our revenues are comprised of services offerings at our laboratories and at customer facilities. Data Analytical Solutions revenues are comprised of revenue derived from data software sales & subscriptions, implementation services and analytics that offer insights and recommendations to improve asset integrity. Data Analytical Solutions revenue is derived from work performed by our employees in our facilities, or at customer locations, using our proprietary portfolio of software applications. Field Services revenue is comprised of revenue derived primarily by technicians performing asset inspections and maintenance services for our customers at locations other than our properties. Laboratories revenue is comprised of quality assurance inspections of components and materials at our in-house laboratory facilities. Other revenue is comprised of locations that perform both asset inspection services and testing of components and materials at our in-house laboratories.

There are a number of economic factors which drive the aerospace market, including:

- the multi-year backlog for next generation commercial aircraft to be built, including several large and mid-sized aircraft built by Boeing and Airbus, among other manufacturers;
- continued growth of private space and increased number of launches for future space exploration; and
- the continuing regulatory scrutiny to ensure public safety ensures the continued need for inspection and mechanical services to be performed.

In the energy market, there are various economic indicators that drive our business, especially in the U.S. domestic markets. It is unclear what the short and long-term effects of the war between Russia and Ukraine are likely to have on the world economy and certain of our target markets, including particularly the oil and gas market. Excerpted below are forecasts from various Energy Information Administration ("EIA") outlook reports, which are subject to change based on these factors:

Electricity generation from coal is projected to continue declining through the mid to late 2020s, partially offset by growth in utility-scale solar, wind, and other renewable sources. These trends, along with continued investment in infrastructure integrity, refining efficiency, and energy transition initiatives, are expected to influence customer spending patterns and demand for the Company's inspection and asset protection services.

The EIA noted U.S. crude oil production averaged 12.9 million barrels per day (bpd) in 2023, rose to an average 13.2 million bpd in 2024 and rose again in 2025 to an average 13.6 million bpd in 2025. The EIA forecasts production to remain relatively flat at an average of 13.5 million bpd in 2026.

Oil and Gas

We supply oil and gas asset protection solutions to downstream (refining), midstream (transportation and storage) and upstream (exploration and production) operations of our customers.

We use our vast solutions portfolio to help identify current and future asset performance, and actively prevent, mitigate or otherwise address potential issues, including corrosion, cracking, leaking and other damages that may lead to safety, productivity or environmental concerns. Our solutions help identify conditions that if not remedied, could lead to potential catastrophic failures in tanks, vessels, valves, buried and above ground pipelines, pumps, motors, compressors and other critical assets found throughout the oil and gas production and delivery supply chain.

We actively seek to evolve our solutions through technological enhancements and research and development to discover new applications. Online monitoring and permanently-mounted sensors, as well as the use of drones and other alternative delivery devices, are all being considered as oil and gas infrastructure owners look to "smart" technologies that reduce human intervention, while delivering highly-accurate inspection and integrity data. We also have actively sought to further enhance our integrated approach to asset protection, through the development of our complementary mechanical service portfolio.

In general, the oil and gas market is poised to leverage digital solutions to facilitate process improvements as well as increase plant reliability and improve process and personnel safety. This provides an opportunity for us to synergistically leverage our digital asset protection solutions. Digital transmission of data in various industry sectors, with built-in analytic functions, will allow our customers to better leverage inspection data that is being generated in the field.

While we expect off-stream inspection of critical assets to remain a routine practice, we anticipate an increase in the demand for non-invasive or on-stream inspections. Non-invasive inspections enable companies to minimize the costs associated with shutting down equipment during testing, while enabling the economic and safety advantages of advanced planning and/or predictive maintenance.

Aerospace and Defense

The aerospace industry continued to experience increased backlog and production levels in 2025, with such levels approaching and exceeding pre-COVID-19 pandemic levels for certain OEMs throughout 2025. We serve this rapidly growing target market by providing a full range of inspection, testing, machining, mechanical, finishing, additive manufacturing and equipment solutions, for which we are Nadcap certified. Our state-of-the-art in-house testing laboratories maintain numerous accreditations from industry organizations, including Nadcap, and some of the largest manufacturers in the world, such as Boeing, Safran, Airbus, Bombardier and Embraer.

Advanced composite materials found in new classes of aircraft require advanced asset protection solutions, including x-ray of critical engine components, ultrasonic fatigue testing of complete aircraft structures and corrosion detection and other critical components. Many OEMs are shifting towards condition-based maintenance utilizing embedded monitoring sensors to track component structural and operational integrity over time as opposed to performing maintenance on time-based intervals. We expect demand for our solutions to increase with the adoption of these new-age materials and distributed online sensor networks. We also expect demand for asset protection solutions to increase with the continued adoption of additive manufacturing techniques.

Industrials

The quality control requirements driven by the need for zero-to-low-defect component tolerance within automated, robotic-intensive industries such as automotive, consumer electronics and medical industries serve as key drivers for increased demand in asset protection, particularly for in-house inspection and testing. We expect that increasingly stringent quality-control requirements and competitive forces will drive the demand for more-costly finishing and polishing which, in turn, creates opportunities for integrated partnerships between us and our customers throughout the production lifecycle.

Power Generation and Transmission

We provide asset protection solutions for customers in the combined cycle, fossil, nuclear, transmission and distribution and wind/alternative energy industries. We believe that in recent years, acceptance of asset protection solutions has grown in this industry due to the aging of critical power generation and transmission infrastructure.

The growing availability of cheap natural gas, along with environmental concerns with coal, has stimulated the construction of new natural gas-fired power plants across North America, creating opportunities for us to provide specialized solutions in multiple phases. These include facility design consultations, NDT services during construction and plant operations and long-term condition monitoring. We anticipate increased growth in these types of plants as natural gas pricing remains low, and the environmental impacts of coal remain unattractive to the public.

We also offer solutions for inspection, maintenance, monitoring and data services for wind turbines and their components. These include NDT services — often performed through rope and/or drone access — to identify corrosion, cracking, and other defects that can affect the safety and operational effectiveness of wind turbines, along with remedial solutions to repair minor damages identified during inspections.

Other Process Industries

Our asset protection solutions are crucial for process industries, or industries in which raw materials are treated or prepared in a series of stages, including chemicals, pharmaceuticals, food processing, pulp and paper and metals and mining. As the process facilities are increasingly facing aging infrastructure, high utilization, growing capacity constraints and increasing capital costs, we believe asset protection solutions will continue to grow in importance in maintenance planning, quality and cost control and prevention of catastrophic failure.

Infrastructure, Research and Engineering

We believe that high-profile infrastructure catastrophes have caused public authorities to more actively seek ways to prevent similar events from occurring. Public authorities tasked with new construction and maintenance of existing public infrastructure increasingly use asset protection solutions to inspect these assets, including the use of embedded sensors to enable online monitoring throughout the life of the asset.

We have provided testing and structural health monitoring and data analytical solutions on bridges and structures worldwide, including some of the largest and most well-known bridges in the United States and United Kingdom. In addition to structural applications, we also perform testing and ongoing monitoring for data centers, ensuring the reliability and operational continuity of these critical facilities. Our sensors continuously monitor these assets, alerting owner/operators when defects are detected. Our monitoring teams also provide regular reports that include early warnings of suspect areas before an alarm is generated.

Petrochemical

We provide asset protection NDT services for customers within the petrochemical industry, as they transform byproducts into goods which are utilized in many end products such as plastics, soaps, fertilizers, synthetic fibers and rubber. Our solutions help identify conditions that if not remedied, could lead to potential catastrophic failures in tanks, vessels, valves, buried and above ground pipelines, pumps, motors, compressors and other critical assets found throughout the petrochemical production process.

We actively seek to evolve our solutions through technological enhancements and research and development ("R&D") to discover new applications. Online monitoring and permanently-mounted sensors provide real-time data to petrochemical owners and operators and provide an opportunity for us to synergistically leverage our asset protection solutions into our platform, OneSuite. Digital transmission of data in various industry sectors, with built-in analytic functions, will allow our customers to better leverage inspection data that is being generated in the field. We also have actively sought to further enhance our integrated approach to asset protection, through the development of our complementary mechanical service portfolio.

Customers

We provide our asset protection solutions to a global customer base of diverse companies primarily in our target markets. No customer represented 10% or more of our revenue in any of the years ended December 31, 2025, 2024 or 2023.

Geographic Areas

We have operations in 11 countries and occasionally conduct business in a few other countries. Most of our revenues are derived from our U.S., Canadian and European operations and we do not have operations in Russia, and we do not do business in Russia, Ukraine or other areas which are impacted by the on going war between Russian and Ukraine. See Note *2 - Revenue* and Note *18 - Segment Disclosure* to our audited consolidated financial statements in this Annual Report for further disclosure of our revenues, long-lived assets and other financial information regarding our international operations.

Sales and Marketing

We sell our asset protection solutions through our direct sales and marketing activities worldwide. In addition, our project and laboratory managers, as well as our management, are trained on our solutions and often are the source of sales leads and customer contacts. Our direct sales and marketing teams work closely with our customers to demonstrate the benefits and capabilities of our asset protection solutions, refine our asset protection solutions based on changing market and customer needs and identify potential opportunities. We divide our sales and marketing efforts into services sales, products and systems sales and marketing and utilize marketing automation and customer relationship management ("CRM") systems to collect, manage and collaborate customer information with our teams globally. Our CRM systems also provide critical data to provide accurate forecasting and reporting.

Manufacturing

Most of our hardware products are manufactured in our Princeton Junction, New Jersey facility. This facility includes the capabilities and personnel to fully produce all of our AE products and NDT Automation Ultrasonic equipment. We also design and manufacture automated ultrasonic systems and scanners in France.

Human Capital

As of December 31, 2025, we had approximately 4,800 employees worldwide, of which 3,200 were located in the United States, 500 in Canada and 1,100 in our other non-U.S. locations. Our employees include full, part time and contract employees throughout our organization. As described below, we value our employees and have established various programs to promote the satisfaction, health and safety of our employees. Less than 1.00% of our employees in the United States are unionized.

Our employees are key to achieving our goals and strategy. We have committed resources throughout our organization to ensure that we are attracting, developing, and retaining talented employees needed to support all aspects of our activities. Our core values and business ethics guide and direct all activities undertaken by us.

The health and safety of our employees is paramount. We have also developed key initiatives and strategies regarding our talent and people initiatives. Below, we describe some of the key initiatives and values around health and safety. Management regularly updates our board of directors (the "Board") with regards to our safety and employee strategy and our performance in these areas. In 2020, our Board established the Environmental, Social and Safety Committee. This Committee, which consists of independent directors, monitors and oversees the strategic direction of our initiatives in support of our core values and our environmental, social and governance initiatives.

Talent, Leadership and Employee Development

Employee development and engagement begins with our senior management team, which has considerable industry experience and expertise.

We provide employees the ability to gain additional professional certifications to contribute to their career advancement. We utilize a web-based training center which is available to field technicians for career advancement and includes over 500 web-based classes. In addition, we are committed to ensuring all employees are compensated at a living wage. All local minimum wage requirements are met and where no wage laws are in place, employees are compensated competitively, in accordance with industry standards.

Our human rights policy places a high priority on diversity and equal opportunity and provides our employees with management's expectations related to human rights and labor practices.

We also instituted a program that focuses on our connection by a common thread of caring – about one another, our customers, the environment, and the work we do. We seek to foster a culture of togetherness, safety, respect, and contribution, which enables each individual member of our Company to feel that he or she is a part of something bigger. A community of caring professionals with a genuine passion for helping people and making a difference together – that is the heart of the program we call "Caring Connects."

Our Safety-Conscious Culture

We consider safety the backbone of our operations. Our asset protection solutions aim to ensure that industrial assets and facilities remain in safe, reliable working condition, which in turn enhances safety for our customers, the public, and the environment. Our laboratory and field personnel are trained to operate according to strict safety and quality standards so that our processes and procedures regarding hazardous materials, worker safety, and accident prevention are sound and effective. Further to this, we are constantly evaluating these processes and procedures to ensure that they remain of high quality and are effective. We also consider changes in the manner in which work is performed as a result of lessons that have been learned from any sources, such as industry data. We work to help ensure that our customers are in full compliance with all federal, state, and local regulations. Our practices, policies and procedures are designed to help ensure we perform our duties through the use of safe, industry-best practices, seeking to minimize risk wherever possible.

We emphasize a "MISTRAS' safety-conscious" culture with the intent that it becomes embedded in the day-to-day work of all our employees. We use various training tools and other practices to instill attitudes, beliefs, perceptions, and values that all employees share in the mandate to create and maintain a safe work environment for all.

We continuously monitor our safety performance through analysis of our company-wide safety statistics, which help us to determine behavioral trends while also instilling a culture of proactivity. For the year ended December 31, 2025, our Total Recordable Incident Rate ("TRIR") was 0.35 while Days Away, Restricted and Transferred Rate was 0.17 and Lost Work Day Rate was 0.03. For the year ended December 31, 2024, our TRIR was 0.19.

Seasonality

Our business is seasonal. This seasonality relates primarily to our oil and gas target market, and to a lesser extent within our other target markets. U.S. refineries' non-peak periods are generally in the fall, when they are retooling to produce more heating oil for winter, and in the spring, when they are retooling to produce more gasoline for summer. The peak periods for these customers are the summer and winter months, when they run at peak capacity and are not retooling or performing turnarounds or shut downs. As a result, our revenues in the summer and winter months are typically lower than our revenues in the fall and spring, when demand for our asset protection solutions from the oil and gas as well as the fossil power industries increases during their non-peak production periods. Because we are increasing our work in the fall and spring, our cash flows are lower in those quarters than in the summer and winter, as collections of receivables lag behind revenues. We expect that this seasonality will continue.

Competition

We operate in a highly competitive, but fragmented, market. Our primary competitors include large public and private companies, divisions of large companies and various small companies which generally are limited to a specific product or technology and focused on a niche market or geographic region. We believe that few, if any, of our competitors currently provide the full range of asset protection and NDT products, PCMS and the traditional and advanced services solutions that we offer. Our competition with respect to NDT services include TIC Solutions, SGS Group, the Team IHT Segment and APPLUS RTD. In addition, in our in-house laboratory testing services, particularly within the aerospace and defense end market, we compete with Element Materials Technology. Our competition with respect to PCMS includes UltraPIPE, Lloyd's Register Capstone, Inc. and Meridium Systems. In the traditional NDT market, we believe the principal competitive factors include project management, availability of qualified personnel, execution, price, reputation and quality, whereas in the advanced NDT market, reputation, quality and size tend to be the most significant competitive factors. We believe that the NDT market has significant barriers to entry which would make it difficult for new competitors to enter the market. These barriers include: (i) having to acquire or develop advanced NDT services, products and systems technologies, which in our case occurred over many years of customer engagements and at significant internal research and development expense, (ii) complex regulations and safety codes that require significant industry experience, (iii) license requirements and evolved quality and safety programs, (iv) costly and time-consuming certification processes, (v) capital requirements and (vi) emphasis by large customers on size and critical mass, length of relationship and past service record.

Research and Development

Our research and development ("R&D") is principally conducted by engineers and scientists at our Princeton Junction, New Jersey headquarters, and supplemented by other employees in the United States and throughout the world, including Canada, France, Greece the United Kingdom, Brazil and the Netherlands. Our total professional staff includes employees who hold

Ph.D.'s and engineers and employees who hold Level III certification, the highest level of certification from the American Society of Non-Destructive Testing ("ASNT").

We make strategic R&D investments in our data analytical solutions technologies that support integration with our other solution offerings to enhance cost- and time-efficiencies, maximize uptime and safety and improve the flow of data from field technicians to inspection databases. These strategic investments enable us to enhance our service offerings to customers and provide valuable insights and predictive analysis.

We have also invested significant research and development in pre-machining and advanced testing technologies in a purpose-built facility for an aerospace customer, with the goal of reducing the customer's production cycle logistics and costs.

We also work with customers to develop new products or applications for our technology, including:

- Testing of new composites;
- Detecting crack propagation;
- Wireless and communications technologies; and
- Development of permanently embedded inspection systems to provide continuous, online, in-service monitoring of critical structural components.

R&D expenses are reflected in our Consolidated Statements of Income (Loss) as research and engineering expenses. Our company-sponsored research and engineering expenses were approximately $1.0 million, $1.1 million and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. While we have historically funded most of our R&D expenditures, from time to time we also receive customer-sponsored R&D funding. Most of the projects are in our target markets, however, a few of the projects could lead to other future market opportunities.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property.

As of December 31, 2025, we held 12 U.S. patents by direct ownership and had 5 patent applications pending in the United States. All the patent applications pending have been filed since 2018. While we do not rely on these patents or licenses to provide a majority of our proprietary asset protection solutions, certain of these patents do provide us with a competitive advantage and we believe they will be an asset to our growth strategy. Our trademarks and service marks provide us and our solutions with a certain amount of brand recognition in our markets. We do not consider any single patent, trademark or service mark material to our financial condition or results of operations.

As of December 31, 2025, the primary trademarks and service marks that we held in the United States included MISTRAS®, our stylized globe design and our tag line "One Source for Asset Protection Solutions". Other key trademarks or service marks that we utilize in localized markets or product advertising include:

- Onstream® (word and logo)
- PCMS® (word and logo)
- Ropeworks®
- MISTRAS Digital®
- OneSuite™
- Sensoria™
- OneSource™
- CALIPERAY™ (word and logo)
- Physical Acoustics PAC logo
- Streamview™
- Sensor Highway™
- TankPAC®
- VPAC™
- Transformer Clinic™
- FieldCal™
- UTwin®
- AEwin®
- Pocket AE®
- Pocket UT®

Many elements of our asset protection solutions involve proprietary know-how, technology or data that are not covered by patents or patent applications because they are not patentable or would be difficult to enforce, including technical processes, algorithms and procedures. We believe that this proprietary know-how, technology and data is the most important component of our intellectual property used in our asset protection solutions and is a primary differentiator of our solutions from those of our competitors. We rely on various trade secret protection techniques and agreements with our customers, service providers and vendors to protect these assets. All of our employees are subject to confidentiality requirements through our employee handbook. In addition, many of our employees have entered into confidentiality and proprietary information agreements with us. Our employee handbook and these agreements require our employees not to use or disclose our confidential information and to assign to us all the inventions, designs and technologies they develop during the course of employment with us, as well as addressing other intellectual property protection issues. We also seek confidentiality agreements from our customers and business partners before we disclose any sensitive aspects of our technologies or business strategies. We are not currently involved in any material intellectual property claims.

Governmental Regulations

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others: the Comprehensive Environmental Response, Compensation, and Liability Act, the Resources Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Atomic Energy Act, the Energy Reorganization Act of 1974, and applicable regulations. In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing properties in order to avoid future liabilities and comply with environmental, legal and regulatory requirements. See "Risk Factors" in Item 1A for a discussion of risks relating to federal, state, local and international laws and regulations applicable to our business.

Executive Officers

The following table and text sets forth our executive officers for the year ended December 31, 2025 and their background and experience.

Name	Age	Position
Manuel N. Stamatakis	78	Executive Chairman of the Board
Natalia Shuman	52	President and Chief Executive Officer
Edward J. Prajzner	59	Senior Executive Vice President and Chief Financial Officer
Hani Hammad	37	Executive Vice President and Chief Operating Officer
Gennaro D'Alterio	54	Executive Vice President, Chief Commercial Officer
Eileen Coggins	60	Executive Vice President and Chief Legal Officer*

On September 15, 2025, Eileen Coggins joined Mistras as Executive Vice President and Chief Legal Officer and assumed the role of General Counsel and Secretary as of November 15, 2025.

Manuel "Manny" N. Stamatakis joined our Board in 2002, became the Chair of the Governance Committee as well as a member of the Audit Committee and Compensation Committee in 2009 and Lead Director in 2010. On October 9, 2023, Mr. Stamatakis became the Chairman of the Board, and on the same day became our Interim President Chief Executive Officer to replace our prior President and Chief Executive Officer, Dennis Bertolotti. At that same time, Mr. Stamatakis resigned from all the committees of the Board and as our lead director. Mr. Stamatakis chaired the Project Phoenix Steering Committee, an initiative for which he was both the chief architect and driving force. Mr. Stamatakis currently serves as our Executive Chairman of the Board following Ms. Shuman's appointment as President and Chief Executive Office of Mistras, effective January 1, 2025.

An accomplished entrepreneur for over 30 years, Mr. Stamatakis is an executive officer of Capital Management Enterprises, Inc., a financial services and employee benefits consulting firm based in Pennsylvania. Mr. Stamatakis has held multiple board and chairmanship positions over the years, including Chairman of the Delaware River Port Authority, The Drexel College of Medicine, the Pennsylvania Supreme Court Investment Advisory Board, and the Philadelphia Shipyard Development Corporation which was the catalyst to bringing shipbuilding back to the Philadelphia region. He earned a B.S. in Industrial Engineering from Pennsylvania State University and received an honorary Doctor of Business Administration from Drexel University.

Natalia Shuman joined Mistras as President and Chief Executive Officer, effective January 1, 2025. Prior to joining the Company, from October 2021 until October 2024, Ms. Shuman was an executive at Eurofins Scientific Group ("Eurofins"), a global leader in the testing, inspection, and certification ("TIC") industry. Ms. Shuman served as Executive Vice President - Europe and Asia and as President - Biopharma and AgTech Services at Eurofins, and also served as a member of the Group Operating Council during her tenure at Eurofins, where she led over 12,000 employees, driving growth strategies, operational excellence, and strategic value creation. Prior to joining Eurofins, Ms. Shuman served from April 2017 to September 2021 as the Chief Executive Officer of Bureau Veritas - North America, Inc. ("Bureau Veritas"), also a leader in the TIC industry, where she oversaw approximately 7,000 employees, 130 branches and laboratories across the US, Canada and Mexico and served on the Bureau Veritas's Group Executive Committee.

Prior to joining Bureau Veritas, Ms. Shuman spent over 20 years at Kelly Services, a U.S.-based staffing and human resources outsourcing company. At Kelly Services, Ms. Shuman served as a head of international business, overseeing Asia Pacific and EMEA regions and led large accounts operations serving Kelly Services' customers. Ms. Shumans's 20+ year tenure at Kelly Services included progressive leadership positions in New York, and several international assignments including leading Kelly Services's joint venture with a Japanese staffing company, the largest in North Asia. On behalf of Kelly Services, Ms. Shuman served on the board of directors of the World Employment Confederation in Brussels during part of her time at Kelly Services. Ms. Shuman received a dual Master of Business Administration ("MBA") from Columbia Business School and London Business School.

Edward J. Prajzner joined Mistras in January 2018 as our Senior Vice President, Chief Financial Officer and Treasurer, was subsequently promoted to Executive Vice President and on March 26, 2023, was promoted to our Senior Executive Vice President and Chief Financial Officer. Prior to joining Mistras, Mr. Prajzner worked at CECO Environmental Corp., a global service provider to environmental, energy and filtration industries, and served as Chief Financial Officer and Secretary from 2014 to 2017, Vice President of Finance and Chief Accounting Officer from 2013 until his appointment as Chief Financial Officer in 2014, and Corporate Controller and Chief Accounting Officer from 2012 to 2013. Mr. Prajzner also served in senior finance roles at CDI Corporation (now AE Industrial Partners) and American Infrastructure (now Allan Myers). Mr. Prajzner began his career in public accounting at Ernst & Young, received his B.S. in accountancy from Villanova University, his MBA in finance from Temple University and is a certified public accountant.

Hani Hammad joined Mistras as Executive Vice President and Chief Transformation Officer in March 2024. Effective January 1, 2025, Mr. Hammad was promoted to our Executive Vice President and Chief Operating Officer. As Chief Transformation Officer, Mr. Hammad oversaw the Company's Project Phoenix initiative which focused on identifying and implementing value-creation opportunities that enhanced the Company's profitability. Prior to joining Mistras, from January 2020 to March 2024, Mr. Hammad was a director at the global consultancy, AlixPartners, where he focused on leading operational and financial transformations within field service-oriented companies. Prior to joining AlixPartners, Mr. Hammad worked at PwC's Strategy & focused on developing and implementing operational strategies for various oil & gas companies. Mr. Hammad also held various key roles in manufacturing and supply chain management at Baker Hughes Company and General Electric Company. Mr. Hammad received a Master of Professional Studies in Supply Chain Management from Pennsylvania State University and a Bachelor of Science degree in Electrical Engineering from Louisiana Tech University.

Gennaro "Jerry" D'Alterio joined Mistras on September 11, 2023, as Executive Vice President and Chief Commercial Officer. Prior to joining Mistras, Mr. D'Alterio most recently served as the Vice President of Product Management and Director, Global Business Development at CECO Environmental Corporation's Fluid Handling & Filtration segment, where he also held the positions of President and Global President. With over 20 years of proven executive leadership and demonstrated ability to drive both revenue growth and profitability, across a wide range of industries, Mr. D'Alterio excels at driving best-in-class commercial operating models and transformations while fostering success-oriented, winning cultures. Mr. D'Alterio holds an MBA and a Bachelor of Science in Mechanical Engineering from Villanova University. He is certified in LEAN enterprise and manufacturing, is member of the Hydraulic Institute and the International Desalination Association, and serves on the Board of the Aquatic Animal Life Support Operators organization.

Eileen Coggins joined Mistras on September 15, 2025, as Chief Legal Officer and assumed the role of General Counsel and Secretary as of November 15, 2025. She brings extensive experience as a senior legal officer across regulated industries, including public companies, private enterprises, and private equity–backed organizations. Ms. Coggins has held senior leadership roles at AmeriHealth Caritas, Univita Health Inc., and Genesis HealthCare Corp. At AmeriHealth Caritas, she expanded the legal function while helping drive revenue growth from $6 billion to more than $23 billion. She also oversaw legal, regulatory, and government affairs at Univita Health, and guided governance through major transactions at Genesis HealthCare, including a company sale and tax-exempt spin-off. She holds a Juris Doctor from Widener University School of Law and a Bachelor of Arts from West Chester University. Ms. Coggins also serves on the Boards of Share Food Inc., as Vice Chair and Chair of the Nominating and Governance Committee, and Casa Farnase.

Our Website and Available Information

Our website address is *www.mistrasgroup.com.* We file reports with the SEC, including Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, Current Reports on Form 8-K and Proxy Statements. All of the materials we file with or furnish to the SEC are available free of charge on our website at http://investors.mistrasgroup.com/sec.cfm, as soon as reasonably practicable after having been electronically submitted to the SEC. Information contained on or connected to our website is not incorporated by reference into this Annual Report and should not be considered part of this Annual Report or any other filing with the SEC. All of our SEC filings are also available at the SEC's website at *www.sec.gov.* In addition, materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1A.   RISK FACTORS

This section describes the major risks to us, our business and our common stock. You should carefully read and consider the risks described below, together with the other information contained in this Annual Report, including our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" before making an investment decision. The statements contained in this section constitute cautionary statements under the Private Securities Litigation Reform Act of 1995. If any of these risks occur, our business, financial condition, results of operations and future growth prospects may be adversely affected. As a result, the trading price of our common stock would likely decline, and you may lose all or part of your investment. You should understand that it is not possible to predict or identify all risk factors that could impact us. For example, ongoing geopolitical conflicts, including the war between Russia and Ukraine, the unrest in the Middle East, including the recent conflict between the U.S. and Iran, and the recent intervention in Venezuela, continue to contribute to global energy market volatility, supply chain disruption, and economic uncertainty that could affect certain of our end markets, particularly oil and gas. Broader macroeconomic conditions, including inflationary pressures, higher interest rates, labor market tightness, and evolving trade policies or tariffs and retaliatory responses, may also impact our costs, customer spending, and project timing. In addition, emerging regulatory and market developments related to climate change, the use of AI, cybersecurity, and sustainability reporting may introduce new compliance requirements or operational risks. Accordingly, the following discussion should not be viewed as an exhaustive list of all risks and uncertainties that could impact our business or the value of our common stock.

Risks Related to Our Business

Due to our dependency on customers in the oil and gas industry, we are susceptible to prolonged negative trends relating to this industry that could adversely affect our operating results.

Our customers in the oil and gas industry have accounted for a substantial portion of our historical revenues. Specifically, they accounted for approximately 55%, 57%, and 59% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Although we have expanded our customer base into industries other than the oil and gas industry, we still receive a majority of our revenues from this industry. Our services remain critical to the integrity and safety of energy infrastructure, including refineries, pipelines, offshore platforms, and petrochemical facilities. We have broadened our portfolio to include enhanced mechanical and in-line inspection services, digital and data-driven integrity solutions, and asset protection technologies. However, the oil and gas industry is cyclical and subject to fluctuations in commodity prices, capital spending, and production activity. In addition, economic slowdowns or low oil prices have, and could continue to, result in cutbacks in contracts for our services. While oil prices have generally stabilized in 2025 following periods of volatility in prior years, any sustained decline could lead to reduced maintenance spending and deferrals of nonessential projects by our customers, which would adversely affect demand for our services and our results of operations. Conversely, sustained periods of elevated oil prices can also negatively impact our business if our customers delay inspection and maintenance activities due to higher operating costs, supply chain constraints, or labor shortages.

Demand for a substantial portion of our products and services depends on the level of capital expenditures invested in the oil and natural gas industry. Ongoing uncertainties related to future crude oil demand and the willingness of operators to invest in U.S. land-based drilling, completion and production activities given efficiencies gained and regulatory pressures may result in a material adverse impact on our financial condition, results of operations and cash flows. Any prolonged reduction in the overall level of exploration and production activities, whether resulting from changes in oil and natural gas prices or otherwise, could have an adverse effect on our equipment utilization, revenues, cash flows and profitability; our ability to obtain additional capital to finance our business and the cost of that capital; and our ability to attract and retain skilled personnel.

We continue to diversify our business across other end markets, including aerospace and defense, power generation and transmission, chemical processing, and infrastructure, as well as emerging opportunities in renewable energy and advanced materials. These industries, however, are also cyclical and can be affected by economic slowdowns, supply chain challenges, and changes in government policies or investment levels. Geopolitical instability, including the ongoing war between Russia and Ukraine, conflict in the Middle East, including the recent conflict between the U.S. and Iran, and the recent intervention in Venezuela, continues to contribute to energy market volatility and broader macroeconomic uncertainty. These conflicts have disrupted global supply chains and contributed to elevated energy and material costs in certain regions, particularly impacting our European operations.

Additionally, evolving trade policies, tariffs, and other regulatory or retaliatory actions affecting the flow of goods and materials, particularly between the United States, China, and other major trading partners, could increase our operating costs or impact customer demand in certain markets. Any of these factors could adversely affect our revenues, profitability, and cash flows.

If we are unable to successfully execute our growth strategy, our business, financial condition, and results of operations could be materially and adversely affected

Our long-term growth strategy depends on expanding and digitalizing our asset-protection solutions, increasing our presence in certain end markets, broadening our mechanical services, enhancing technology-enabled offerings, and expanding our solutions to new and existing customers. Successful execution of our long-term growth strategy requires ongoing innovation, effective technology development, sufficient capital investment, scalable operations, qualified personnel, and strong customer and partner relationships.

We may not achieve the growth contemplated by our strategic plans. Our growth initiatives could take longer or cost more than expected, may not generate anticipated returns, or may be constrained by customer adoption rates, competitive pressures, regulatory changes, or operational limitations. If we fail to implement these growth initiatives successfully, or if they do not produce the expected benefits, our revenue trajectory, profitability, and competitive position could be materially harmed. As a result, our actual performance may differ materially from our expectations.

We may be affected by climate change and market or regulatory responses to climate change

Climate change and related legislative, regulatory, and market developments could have a material adverse effect on our results of operations, financial condition, and liquidity. Restrictions on emissions, including those that have already been adopted and others that are expected to be adopted in the future, could affect our customers that (i) use commodities to produce energy, (ii) use significant amounts of fossil fuel to produce or deliver commodities, or (iii) manufacture or produce goods that consume significant amounts of fossil fuels or burn fossil fuels. Significant cost increases, government regulation, or changes of consumer preferences for goods or services relating to alternative sources of energy or emissions reductions could materially affect the markets we serve (including the oil and gas industry), which in turn could have a material adverse effect on our results of operations, financial condition and liquidity. Government incentives encouraging the use of alternative sources of energy also could affect certain of our customers and the markets we serve in an unpredictable manner. Any of these factors, individually or with one or more of the other factors, or other unforeseen impacts of climate change could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, government incentives supporting renewable energy development and the broader energy transition may cause shifts in capital allocation away from traditional oil and gas infrastructure, which could reduce activity levels in markets we serve. Conversely, increased investment in renewable and alternative energy sources may create new opportunities for our services; however, the pace and scale of such transitions remain uncertain. New and evolving international, federal, state, and local legislation and regulation based on concerns about climate change, including emerging climate disclosure and reporting requirements such as the SEC's final climate-related disclosure rules, which were stayed in April 2024, may also increase our compliance, data collection, and reporting costs. In addition, in October 2023, California enacted the Climate Corporate Data Accountability Act ("SB-253"), which mandates the disclosure of greenhouse gas emissions, including Scope 1, Scope 2 and Scope 3 emissions; and the Climate-Related Financial Risk Act ("SB-261"), which mandates the disclosure of climate-related financial risks, and measures adopted to reduce and adapt to such risks. California has delayed formal rulemaking for SB-253 until the first quarter of 2026. As of the date of this Annual Report, SB-261 is subject to a court injunction on its implementation. We continue to monitor and review developments relating to SB-253 and SB-261. Meeting these evolving regulatory and stakeholder expectations may require additional investment in systems, processes, and personnel, and noncompliance could result in reputational or legal risks. Any of these factors, individually or collectively, could adversely affect our results of operations, financial condition, and liquidity.

Our international operations are subject to risks relating to non-U.S. operations.

For the years ended December 31, 2025, 2024 and 2023, we generated approximately 30%, 31%, and 29% of our revenues outside the United States, respectively. In addition, our international operations as a percentage of our business may increase over time. Our primary operations outside the United States are in Canada, Germany, France, the United Kingdom, the Netherlands, and Brazil. We also have operations in Belgium, Greece, India and Mexico. From time to time, we may conduct business in other jurisdictions where we do not maintain significant or core operations. There are numerous risks inherent in doing business in international markets, including:

- fluctuations in currency exchange rates and interest rates;

- regional micro and macro-economic pressures, inflationary costs, energy costs and geopolitical factors;

- compliance with applicable foreign regulations and licensing requirements, and U.S. laws and regulation with respect to conducting business in other countries, including export controls, sanctions, anti-terrorist and anti-bribery laws;

- the cost and uncertainty of obtaining data and creating solutions that are relevant to particular geographic markets;

- the need to provide sufficient levels of technical support in different locations;

- the complexity of maintaining effective policies and procedures in locations around the world;

- political instability, war or conflicts and civil unrest;

- increased risk of hacking, malware or security breaches of our data and databases;

- restrictions or limitations on outsourcing contracts or services abroad;

- the imposition of domestic and international tariffs, trade barriers and other trade restrictions;

- restrictions or limitations on the repatriation of funds, or tax consequences on the non-repatriation of overseas operationally generated funds; and

- other potentially adverse tax consequences.

Our operating results could be adversely affected by a reduction in business with our significant customers.

We derive a significant amount of revenues from a few customers. Taken as a group, our top ten customers were responsible for approximately 36%, 36%, and 35% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. This concentration pertains almost exclusively to our North America segment, which accounted for 81%, 81%, and 82% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. These customers are primarily in the oil and gas sector. Generally, our customers do not have an obligation to make purchases from us and may stop ordering our products and services or may terminate existing orders or contracts at any time with little or no financial penalty. The loss of any of our significant customers, any substantial decline in sales to these customers or any significant change in the timing or volume of purchases by our significant customers could result in lower revenues and could harm our business, financial condition or results of operations.

Our business, and the industries we currently serve, are currently subject to governmental regulation, and may become subject to modified or new government regulation that may negatively impact our ability to market our asset protection solutions.

We are required to comply with various government regulations and licensing requirements. For example, the transportation and overnight storage of radioactive materials used in providing certain of our asset protection solutions such as radiography are subject to regulation under federal and state laws and licensing requirements. Our North America segment is currently licensed to handle radioactive materials by the U.S. Nuclear Regulatory Commission, more than 30 state regulatory agencies and the Canadian Nuclear Safety Commission. If we allegedly fail to comply with these regulations, we may be investigated and incur significant legal expenses associated with such investigations, and if we are found to have violated these regulations, we may be fined or lose one or more of our licenses or permits, which would prevent or restrict our ability to provide radiography services. In addition, while we are being investigated, we may be required to suspend work on the projects associated with our alleged noncompliance, resulting in loss of profits or customers, and damage to our reputation. Many of our customers have strict requirements concerning safety or loss time occurrences and if we are unable to meet these requirements it could result in lost revenues. In the future, governmental agencies may seek to change current regulations or impose additional regulations on our business. Any modified or new government regulation applicable to our current or future asset protection solutions may negatively impact the marketing and provision of those solutions and increase our costs of providing these solutions and have a corresponding adverse effect on our margins.

Additionally, greenhouse gases that result from human activities, including burning of fossil fuels, have been the focus of increased scientific and political scrutiny and are being subjected to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate emissions of greenhouse gases, and additional restrictions are under consideration by different governmental entities. We derive a significant amount of revenues and profits from such industries, including oil and gas, power generation and transmission, and chemicals processing. Such regulations could negatively impact our customers, which could negatively impact the market for the services and products we provide. This could materially adversely affect our business, financial condition, results of operations and cash flows.

We rely on certification of our NDT solutions by industry standards-setting bodies. We and/or our subsidiaries currently have International Organization for Standardization (ISO) 9001:2008 certification, ISO 14001:2004 certification and OHSAS 18001:2007 certification. In addition, we currently have Nadcap and similar certifications for certain of our locations. We continually review our NDT solutions for compliance with the requirements of industry specification standards and the Nadcap special processes quality requirements. However, if we fail to maintain our ISO, Nadcap or other certifications, our business may be harmed because our customers generally require that we have these certifications before they purchase our NDT solutions.

An accident or incident involving our asset protection solutions could expose us to claims, harm our reputation and adversely affect our ability to compete for business and, as a result, harm our operating performance.

We could be exposed to liabilities arising out of the solutions we provide. For instance, we furnish the results of our testing and inspections for use by our customers in their assessment of their assets, facilities, plants and other structures. If such results were to be incorrect or incomplete, as a result of, for instance, poorly designed inspections, malfunctioning testing equipment or our employees' failure to adequately test or properly record data, we could be subject to claims. Further, if an accident or incident involving a structure we tested occurs and causes personal injuries or property damage, such as the collapse of a bridge or an explosion in a facility, and particularly if these injuries or damages could have been prevented by our customers had we provided them with correct or complete results, we would likely face significant claims relating to personal injury, property damage or other losses. Even if our results are correct and complete, we may face claims for such injuries or damage simply because we tested the structure or facility in question. In addition, during the course of a single engagement, such as the inspection of a pipeline, we often perform tests on thousands of welds. Even if the accuracy of only a small number of these test results are questioned, a customer may attempt to refuse payment for the entire project. While we do have insurance, our insurance coverage does not cover non-payment by customers and may not be adequate to cover the damages from any of the prior referenced claims, forcing us to bear these uninsured damages directly, which could harm our operating results and may result in additional expenses and possible loss of revenues. An accident or incident for which we are found partially or fully responsible, even if fully insured, or even an incident at a customer or site for which we provide services although we were found not to be responsible, may also result in negative publicity, which would harm our reputation among our customers and the public, cause us to lose existing and future contracts or make it more difficult for us to compete effectively, thereby significantly harming our operating performance. In addition, the occurrence of an accident or incident might also make it more expensive or extremely difficult for us to insure against similar events in the future.

Many of the sites at which we work are inherently dangerous workplaces. If we fail to maintain a safe work environment, we may incur losses and lose business.

Many of our customers, particularly in the oil and gas and chemical industries, require their inspectors and other contractors working at their facilities to have good safety records because of the inherent danger at these sites. If our employees are injured at the work place, we could incur costs for the injuries and lost productivity. In addition, safety records are impacted by the number and amount of workplace incidents involving a contractor's employees. If our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, be prevented from working at certain facilities or suffer other adverse consequences, all of which could negatively impact our business, revenues, reputation and profitability.

If our software or system produces inaccurate information or are incompatible with the systems used by our customers and make us unable to successfully provide our solutions, it could lead to a loss of revenues and customers.

Our software and systems are complex and, accordingly, may contain undetected errors or failures. Software or system defects or inaccurate data may cause incorrect recording, reporting or display of information related to our asset protection solutions.

Any such failures, defects and inaccurate data may prevent us from successfully providing our asset protection solutions, which could result in lost revenues. Software or system defects or inaccurate data may lead to customer dissatisfaction and could cause our customers to seek to hold us liable for any damages incurred. As a result, we could lose customers, our reputation may be harmed and our financial condition and results of operations could be materially adversely affected.

We currently serve a commercial, and industrial customer base that uses a wide variety of constantly changing hardware, software solutions and operating systems. Our asset protection solutions need to interface with these systems in order to gather and assess data. Our business depends on the following factors, among others:

- our ability to integrate our technology with new and existing hardware and software systems, of either Mistras or a customer;
- our ability to anticipate and support new standards, especially internet-based standards; and
- our ability to integrate additional software modules under development by either us or a customer, with our existing technology and operational processes.

If we are unable to adequately address any of these factors, our results of operations and prospects for growth and profitability would be adversely impacted.

If we are unable to attract and retain a sufficient number of trained certified technicians, engineers and scientists at competitive wages, changes in laws and other labor issues could materially affect our financial performance.

We believe that our success depends, in part, upon our ability to attract, develop and retain a sufficient number of trained certified technicians, engineers and scientists at competitive wages. The demand for such employees fluctuates as the demand for NDT and inspection services fluctuates. When the demand for qualified technicians increases, we will often experience increased labor costs, which we may not recover in the amounts we can charge our customers. The markets for our products and services require us to use personnel trained and certified in accordance with standards set by domestic or international standard-setting bodies, such as the American Society of Non-Destructive Testing or the API. Because of the limited supply of these certified technicians, we expend substantial resources maintaining in-house training and certification programs. If we fail to attract sufficient new personnel or fail to motivate and retain our current personnel, our ability to perform under existing contracts and orders or to pursue new business may be harmed, preventing us from growing our business or causing us to lose customers and revenues, and the costs of performing such contracts and orders may increase, which would likely reduce our margins.

In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially adversely affected.

Our initiatives to improve our financial performance may not achieve results within expected time frames, or at expected levels.

We have undertaken strategies to transform our business so that we may operate more effectively, streamline and rationalize our cost structures, and look for strategic opportunities to expand our revenue and become more profitable. The extent of our future success depends on how successful we are in these endeavors.

In 2023, we initiated a broad operational review, referred to as "Project Phoenix," aimed at improving profitability and Adjusted EBITDA through meaningful margin enhancement and sustained cost savings. Most phases of Project Phoenix were completed in 2023, including the identification of efficiency and profitability opportunities, validation of actionable initiatives, implementation of key changes throughout 2024, and the continuation of ongoing cost containment and related initiatives during 2025. These efforts have resulted in cost reductions through headcount optimization, streamlined workflows, and process improvements, as well as the development of plans to increase revenue.

While we believe Project Phoenix and ongoing cost containment initiatives will benefit the Company and its stockholders over the long term, there is no certainty that the initiatives will produce the intended results on our expected timeframes or at all. Cost reductions and operational changes could inadvertently disrupt our business, weaken internal controls or procedures, limit growth opportunities, or otherwise adversely affect operations. Additionally, headcount reductions and process changes may negatively impact employee morale, potentially leading to higher turnover, loss of key personnel, and further operational challenges, which could materially affect our financial performance.

We operate in competitive markets and if we are unable to compete successfully, we could lose market share and revenues and our margins could decline.

We face strong competition from NDT and a variety of niche asset protection providers, both larger and smaller than we are. Some of our competitors have greater financial resources than we do and could focus their substantial financial resources to develop a competing business model or develop products or services that are more attractive to potential customers than what we offer. Some of our competitors are business units of companies substantially larger than us and could attempt to combine asset protection solutions into an integrated offering to customers who already purchase other types of products or services from them. Our competitors may offer asset protection solutions at lower prices than ours in order to attempt to gain market share. Smaller niche competitors with small customer bases could be aggressive in their pricing in order to retain customers. These competitive factors could reduce our market share, revenues and profits.

The success of our businesses depends, in part, on our ability to develop new asset protection solutions, increase the functionality of our current offerings and meet the needs and demands of our customers.

The market for asset protection solutions is impacted by technological change, uncertain product lifecycles, shifts in customer demands and evolving industry standards and regulations. If we fail to execute effective business strategies, or fail to successfully develop and market new asset protection solutions that comply with present or emerging industry regulations and technology standards, our competitive standing and results could suffer. Also, new regulations or technology standards could increase our cost of doing business.

From time to time, our customers have requested greater value and functionality in our solutions. As part of our strategy to enhance our asset protection solutions and grow our business, we continue to make investments in the research and development of new technologies, inspection tools and methodologies. We believe our future success will depend, in part, on our ability to continue to design new, competitive and broader asset protection solutions, enhance our current solutions and provide new, value-added services. Many traditional NDT and inspection services are subject to price competition by our customers. Accordingly, the need to demonstrate our value-added services is becoming more important. Developing new solutions will require continued investment, and we may experience unforeseen technological or operational challenges. In addition, our asset protection software is complex and can be expensive to develop, and new software and software enhancements can require long development and testing periods. If we are unable to develop new asset protection solutions or enhancements that meet market demands on a timely basis, including against possible alternative products developed and marketed by our competitors, we may experience a loss of customers or otherwise be likely to lose opportunities to earn revenues and to gain customers or access to markets, and our business and results of operations will be adversely affected.

Even if we develop new solutions, if our customers, or potential customers, do not see the value our solutions have over competing products and services, our operating results could be adversely impacted. In addition, because the asset protection solutions industry is evolving, we could lose insight into trends that may be emerging, which would further harm our competitive position by making it difficult to predict and respond to customer needs. If the market for our asset protection solutions does not continue to develop, our ability to grow our business would be limited and we might not be able to maintain profitability. If we cannot convince our customers of the advantages and value of our advanced NDT services, we could lose large contracts or suffer lower profit margin.

The seasonal nature of our business reduces our revenues and profitability in the winter and summer and related cash flows.

Our business is seasonal. The fall and spring revenues are typically higher than our revenues in the winter and summer because demand for our asset protection solutions from the oil and gas as well as the fossil and nuclear power industries increases during their non-peak production periods. For instance, U.S. refineries' non-peak periods are generally in the fall, when they are retooling to produce more heating oil for winter, and in the spring, when they are retooling to produce more gasoline for summer. As a result of these trends, we generally have reduced cash flows in the fall and spring, as collections of receivables lag behind revenues, normally requiring us to increase our borrowings under our credit agreement. In addition, most of our operating expenses, such as employee compensation and property rental expense, are relatively fixed over the short term. Moreover, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we may not be able to proportionately reduce operating expenses for that quarter. We expect that the impact of seasonality will continue.

Our credit agreement contains financial and operating restrictions that may limit our access to credit. If we fail to comply with financial or other covenants in our credit agreement, we may be required to repay indebtedness to our existing lenders, which may harm our liquidity.

Our credit agreement contains financial covenants that require us to maintain compliance with specified financial ratios. If we fail to comply with these covenants, the lenders could prevent us from borrowing under our credit agreement, require us to pay all amounts outstanding, require that we cash collateralize letters of credit issued under the credit agreement and restrict us from making acquisitions. If the maturity of our indebtedness is accelerated, we then may not have sufficient funds available for repayment or the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all. We believe that it is probable, based on the Credit Agreement (as defined herein), that we will be able to comply with the financial covenants in our existing credit agreement and that sufficient credit remains available under the credit agreement to meet our liquidity needs. However, due to the uncertainties being caused by the significant volatility in oil prices and volatility in the aerospace production, such matters cannot be predicted with certainty.

Our current credit agreement also imposes restrictions on our ability to engage in certain activities, such as creating liens, making certain investments, incurring more debt, disposing of certain property, paying dividends and making distributions and entering into a new line of business. While these restrictions have not impeded our business operations to date, if our plans change, these restrictions could be burdensome or require that we pay fees to have the restrictions waived. In addition, due to our current debt levels and restrictions related to the debt covenants in our credit facility, we do not expect to make any acquisitions in 2026 other than small acquisitions with the approval of the lenders under our Credit Agreement.

Currency exchange rate fluctuations in various currencies in which we do business, especially the Euro and the U.S. dollar, could have a material adverse effect on our business, results of operations and financial condition.

Most of our revenues are denominated in U.S. dollars, with the remaining amounts largely in euros, British pound sterling, the Brazilian Real, the Canadian Dollar and the Indian rupee. We have foreign currency exposure related to our operations in foreign locations and our foreign currency exposure arises primarily from the translation of our foreign subsidiaries' financial statements into U.S. dollars. The exchange rates between the euro and other currencies in which we incur costs or receive revenues, on the one hand, and the U.S. dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. See Item 7A - "Quantitative and Qualitative Disclosures about Market Risk."

Our results of operations have been adversely affected and could be further adversely affected by certain movements in exchange rates, particularly if the foreign currencies in which we incur expenses appreciate against the U.S. dollar or if the foreign currencies in which we receive revenues depreciate against the U.S. dollar. For example, a portion of our annual sales and operating costs are denominated in British Pound Sterling and we have exposure related to sales and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. Dollar increases in value against these foreign currencies, the value in U.S. Dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. Dollar decreases in value against these foreign currencies, the value in U.S. Dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. Dollar relative to these foreign currencies have a direct impact on the value in U.S. Dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies. We may consider entering into hedging or forward exchange contracts in the future, as sales in international currencies increase due to growth in our International segment.

We face risks regarding our information technology and security.

We rely extensively on information technology systems to operate and support many aspects of our business, including data management, customer communications, and financial and operational processes. We routinely collect, store, process, and transmit significant amounts of sensitive, confidential, or proprietary information, including customer data, intellectual property, and the results of our testing and inspection services. As we continue to automate and digitize our inspection processes, deploy cloud-based applications, and use remote connectivity tools, our exposure to cybersecurity threats has increased. Cybersecurity incidents, whether resulting from malicious attacks (such as ransomware, phishing, or other network intrusions), employee or contractor error, system malfunction, or inadequate security practices by third parties, could compromise the confidentiality, integrity, or availability of our systems and data. These threats continue to evolve in frequency, scale, and sophistication and may be difficult to prevent, detect, or mitigate. Although we employ a range of security measures, including technical, administrative, and physical safeguards, as well as incident response procedures and cyber liability insurance, these controls and safeguards may not prevent or mitigate all cybersecurity incidents or service interruptions.

Furthermore, we rely on third-party vendors and cloud service providers for various elements of our information technology infrastructure. A cybersecurity breach or failure of a third-party vendor's systems could expose our confidential information or disrupt our operations. Any such event, whether involving our systems or those of a third party, could result in the loss, unauthorized access, or disclosure of sensitive data; interruptions in our operations; reputational harm; loss of customers;

regulatory investigations; litigation; or other financial losses. Our cyber liability insurance coverage may not be sufficient to offset all costs or consequences arising from a significant cybersecurity incident.

In addition, much of our computer and communications hardware is located at a primary facility, and although we maintain a geographically separate backup data center, a natural disaster, human error, fire, flood, power loss, telecommunications failure, cyberattack, or similar event could cause temporary interruptions of our key functions and capabilities.

Events such as natural disasters, industrial accidents, epidemics, pandemics, war and acts of terrorism, and adverse weather conditions could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations, and those of our customers, are susceptible to catastrophic events outside our control, including natural disasters, severe weather events, industrial accidents, epidemics or pandemics, acts of war or terrorism, and other large-scale disruptions. Any such events could cause significant business interruption, property damage, or supply chain disruption that could adversely affect our operations, financial results, and cash flows. We continue to monitor geopolitical instability, including the ongoing war between Russia and Ukraine, the conflict in the Middle East, including the recent conflict between the U.S. and Iran, and the recent intervention in Venezuela, as well as sanctions and other government actions arising from these conflicts. While, to date, these events have not had a material impact on our operations, their duration, escalation, or economic ripple effects, such as volatility in energy markets, supply chain challenges, or inflationary pressures, could adversely affect our customers, particularly those in the oil and gas, power generation, and chemical processing industries.

Our business can also be affected by severe weather and natural disasters. Many of our customers operate in regions such as the Gulf of Mexico that are vulnerable to hurricanes and tropical storms. In the past, hurricane-related disruptions to customer operations have adversely impacted our revenues, and similar events in the future could result in delays to our projects, lost equipment, or reduced demand for our services. Likewise, severe winter weather and other adverse conditions can cause temporary work stoppages, reduced field activity, and customer facility closures.

Beyond physical disruptions, these events can also negatively impact commodity prices, financial markets, and overall customer spending levels. Extended or repeated disruptions from such events could materially affect our ability to provide services, damage customer relationships, and negatively impact our results of operations, financial condition, and cash flows.

We may use artificial intelligence in our business, which could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, results of operations and financial condition.

We are increasingly integrating digital technologies, data analytics, and artificial intelligence ("AI"), including machine learning and generative AI, into our operations, service delivery, and business support functions. For example, we may use AI-driven tools to assist in data interpretation, automate aspects of inspection and analysis, enhance asset integrity assessments, improve workflow efficiency, and support back-office and administrative functions. We also utilize, and may further adopt, third-party software and platforms that incorporate AI technology. While we believe these technologies offer opportunities to enhance our productivity and competitiveness, their use presents new and evolving risks. Our competitors or other third parties may adopt and implement AI tools more rapidly or effectively than we do, which could adversely affect our competitive position. In addition, AI systems can be complex and may produce unintended or inaccurate outputs, particularly when trained on incomplete or biased data. Misapplication or errors in AI-generated analyses could negatively affect service quality, lead to flawed asset integrity assessments, or otherwise result in operational or reputational harm. The legal requirements relating to AI continue to evolve and remain uncertain, including how legal developments could impact our business and ability to enforce our proprietary rights or protect against infringement of those rights.

Cybersecurity threat actors may utilize AI tools to automate and enhance cybersecurity attacks against us. Such cybersecurity attacks, if successful, could lead to data breaches, loss of confidential or sensitive information, and financial or reputational harm.

In addition, investors, analysts, and other market participants may use AI tools to process, summarize or interpret our financial information or other data about us. The use of AI tools in financial and market analysis may introduce risks similar to those described above, including an inaccurate interpretation of our financial or operational performance or market trends or conditions, which in turn could result in inaccurate conclusions or investment recommendations.

The regulatory and legal framework governing AI use is rapidly developing across multiple jurisdictions, including emerging requirements around transparency, accountability, cybersecurity, and data privacy. Compliance with these evolving laws and regulations could increase our operating costs or limit our ability to deploy certain AI-enabled tools. Moreover, there has been a notable rise in AI-related litigation and regulatory actions involving areas such as intellectual property, privacy, product liability, consumer protection, and defamation. If our use of AI or that of our vendors results in errors, misuse, data breaches, or regulatory non-compliance—or is perceived as unethical or unsafe—our reputation, customer relationships, and brand value could be harmed. Any of these outcomes could adversely affect our business, financial condition, results of operations, or cash flows.

Changes to U.S. tariff and import/export regulations may have a negative effect on us.

There have been significant changes to United States trade policies, treaties and tariffs, and in the future there may be additional significant changes. These and any future developments, and continued uncertainty surrounding trade policies, treaties and tariffs, may have a material adverse effect on global economic conditions, inflation and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Such uncertainty limits our ability to anticipate, plan for, or effectively mitigate the adverse impacts of such measures on our operations and supply chain costs. Any of these factors could depress economic activity and restrict our access to suppliers or customers, increase our supply-chain costs and expenses and could have material adverse effects on our business, financial condition and results of operations.

Risks Related to Our Common Stock

The family of our late founder and Chairman Emeritus may be able to exert significant influence over the direction of our business. The concentrated ownership of our common stock may prevent other stockholders from influencing significant corporate decisions.

The widow of Dr. Sotirios J. Vahaviolos, our late founder and Chairman Emeritus, who passed away on February 6, 2025, and his three adult children beneficially own, to our knowledge, approximately 33.7% of our outstanding common stock. As a result, these shareholders, acting individually or potentially as a group, have significant control and the ability to exert influence over all matters requiring approval by our stockholders. This concentration of ownership could be disadvantageous to our other stockholders with interests differing from interests of the family members.

We currently have no plans to pay dividends on our common stock.

We have not declared or paid any cash dividends on our common stock to date, and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Future sales by us or by our existing stockholders of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. We currently have approximately 168 million shares of common stock available for issuance as of the date of this Annual Report.

Provisions of our certificate of incorporation, bylaws and of Delaware law could discourage, delay or prevent a change of control of our company, which may adversely affect the market price of our common stock.

Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition, or other change of control that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

- allow the authorized number of directors to be changed only by resolution of our Board;

- require that vacancies on the Board, including newly created directorships, be filled only by a majority vote of directors then in office;

- authorize our Board to issue, without stockholder approval, preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our Board;

- require that stockholder actions must be effected at a duly called stockholder meeting by prohibiting stockholder action by written consent;

- prohibit cumulative voting in the election of directors, which may otherwise allow holders of less than a majority of stock to elect some directors; and

- establish advance notice requirements for stockholder nominations to our Board or for stockholder proposals that can be acted on at stockholder meetings and limit the right to call special meetings of stockholders to the Chairman of our board, our Chief Executive Officer, our Board acting pursuant to a resolution adopted by a majority of directors or our Secretary upon the written request of stockholders entitled to cast not less than 35% of all the votes entitled to be cast at such meeting.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

General Risk Factors

Our stock price could fluctuate for numerous reasons, including variations in our results.

Our quarterly operating results have fluctuated in the past and may do so in the future. Accordingly, we believe that period-to-period comparisons of our results of operations may be the best indicators of our business. You should not rely upon the results of one quarter as an indication of future performance. Our revenues and operating results may fall below the expectations of securities analysts or investors in any future period. Our failure to meet these expectations may cause the market price of our common stock to decline, perhaps substantially. Our quarterly revenues and operating results may vary depending on a number of factors, including those listed previously under "Risks Related to Our Business." In addition, the price of our common stock is subject to general economic, market, industry, and competitive conditions, the risk factors discussed herein and numerous other conditions outside of our control.

Deteriorations in economic conditions in certain markets or other factors may cause us to recognize additional impairment charges for our goodwill.

During the year ended December 31, 2023, we recognized goodwill impairment charges of $13.8 million within the International reporting units. Future deterioration in industry or economic conditions in which we operate, including increased inflationary costs, costs associated with tariffs or other trade restrictions, energy costs, labor costs, social pressures and disruptions in Europe, the Middle East, including the recent conflict between the U.S. and Iran, or elsewhere as a result of the ongoing war between Russia and Ukraine and the conflict between Israel, Hamas and other actors, disruptions to our business, not effectively integrating acquired businesses, macroeconomic factors, other geopolitical tensions or other factors, may cause impairment charges to our goodwill in future periods.

We are subject to privacy and data security/protection laws in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. The European Union's General Data Protection Regulation ("GDPR"), which became effective in May 2018, imposed significant new requirements on how companies process and transfer personal data, as well as significant fines for non-compliance. In addition to GDPR, many states in the U.S. and provinces in Canada have enacted, or are considering, data privacy requirements similar to GDPR, and thus we will need to ensure our procedures comply with these various state and provincial laws. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes, which could have a material adverse effect on our financial condition and results of operations. In addition, the payment of potentially significant fines or penalties in the event of a breach of privacy and information security laws, as well as the negative publicity associated with such a breach, could damage our reputation and adversely impact product demand and customer relationships.

If we lose key members of our senior management team upon whom we are dependent, we may be less effective in managing our operations and may have more difficulty achieving our strategic objectives.

Our future success depends to a considerable degree upon the availability, contributions, vision, skills, experience and effort of our senior management team. We have in place various compensation programs, such as an annual cash incentive program, equity incentive program and a severance policy, each designed to incentivize and retain our key senior managers. At this time, we do not have any reason to believe that we may lose the services of any of these key persons in the foreseeable future and we believe our compensation programs will help us retain these individuals. However, an unplanned loss or interruption of the service of numerous key members of our senior management team could harm our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

Intellectual property may impact our business and results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our asset protection solutions. Patent protection is unavailable for certain aspects of the technology and operational processes important to our business and any patent or patent applications, trademarks or copyrights held by us or to be issued to us, may not adequately protect us. To date, we have relied principally on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, and more recently, patent protection, to establish and protect our intellectual property. However, we have not obtained confidentiality agreements from all our customers. Although we obligate our employees to confidentiality, we cannot be certain that these obligations will be honored or enforceable in all circumstances.

Social, political and economic changes or instability, or other circumstances beyond our control could affect our business operations.

Our business may be adversely affected by social, political and economic instability, unrest or disruption, including legal, regulatory and policy changes by a new presidential administration in the U.S., protests, demonstrations, strikes, riots, civil disturbance, disobedience, insurrection, or social and other political unrest. Such events may result in restrictions, curfews or other actions and give rise to significant changes in regional and global economic conditions and cycles, which may adversely affect our financial condition and operations.

Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which can lead to changes involving the level of oversight and focus on certain industries and corporate entities. The nature, timing, and economic and political effects of potential changes to the current legal and regulatory frameworks affecting the industries in which we operate remain highly uncertain. Additionally, changes in federal policy that affect the geopolitical landscape, such as the imposition of tariffs and changes to U.S. trade policy, have, and could in the future, lead to adverse effects on the U.S. domestic economy and our business operations.

We may require additional capital to support business growth, which might not be available.

We intend to continue making investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new, or enhance our current, asset protection solutions, enhance our operating infrastructure or acquire businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our current stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Our current credit facility meets our current needs, except that due to our current debt levels, the facility limits our ability to make acquisitions without the banks' approval until our debt ratio improves. If we were to secure other debt financing in the future, it could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, no assurance can be given that adequate or acceptable financing will be available to us, in which case we may not be able to grow our business, including through acquisitions, or respond to business challenges.

Changes in Tax Laws, Including the One Big Beautiful Bill Act, Could Adversely Affect Our Effective Tax Rates, Financial Condition, and Results of Operations

We are a U.S.-based multinational company subject to taxes in multiple U.S. and foreign jurisdictions. Our operations and results are affected by U.S. federal and state tax laws, as well as foreign tax laws in the countries in which we conduct business. These laws and related guidance, regulations, and interpretations are subject to change, and changes could be retroactive or have unanticipated consequences, which could materially increase our tax obligations or affect our financial results.

In July 2025, the U.S. federal government enacted the One Big Beautiful Bill Act ("OBBBA"), implementing significant corporate tax reforms. OBBBA allows for immediate deductibility of domestic research and experimental expenses for tax years beginning after December 31, 2024, and provides elections to accelerate deductions for previously capitalized research and experimental expenses from 2022 through 2024. Corporations may deduct remaining unamortized amounts either fully in their first taxable year beginning after December 31, 2024, or ratably over two years. OBBBA also increased the effective tax rate associated with international operations and reduced the benefit of certain foreign-derived deductions for U.S.-domiciled corporations. In addition, the Base Erosion and Anti-Abuse Tax (BEAT) rate applicable to payments from U.S. corporations to foreign subsidiaries treated as Controlled Foreign Corporations was increased.

The U.S. Treasury Department is expected to issue extensive guidance addressing implementation and transition rules, and Congress may enact technical corrections. The ultimate impact of such guidance and corrections on our business, including our effective tax rate and cash flows, is uncertain at this time.

In addition, the Organization for Economic Cooperation and Development ("OECD") has developed frameworks, including its global minimum corporate tax under Pillar 2, intended to prevent base erosion and profit shifting. While the United States has withdrawn support for Pillar 2, certain foreign jurisdictions in which we operate have adopted legislation to impose minimum "Top Up" taxes or other non-income-based taxes, including digital services or revenue-based taxes.

Due to our international business activities, changes under OBBBA or other U.S. or foreign tax reforms, new legislation, or the adoption of OECD-based rules could increase our worldwide effective tax rate, increase the amount of non-income taxes imposed on our business, and materially harm our financial position, results of operations, or cash flows. Such changes could apply retroactively, and there can be no assurance that future tax law changes will not increase our tax liabilities, limit deductions or credits, or otherwise negatively impact our business and operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We prioritize the protection of our data assets, the private data of our employees, customers, and vendors, and personal information. To assess, identify, and manage the risks of cybersecurity threats to our information systems and the associated costs, we maintain a robust cybersecurity program that is integrated into the Company's overall Enterprise Risk Management strategy. We understand that threats from hackers and other cyber criminals continues to adapt and become more sophisticated, and so must our response to these threats.

Governance

Our Board is responsible for oversight of our cybersecurity program. The Audit Committee, Enterprise Risk Committee, and the Information Technology Leadership Team support the Board in the oversight of our information security program and are focused on cybersecurity and data privacy risk, including compliance with all applicable laws and regulations, incident response planning, timely identification and assessment of incidents, incident recovery and business continuity considerations.

As part of our cybersecurity program management activities and our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity policies and procedures, we actively engage internal and prominent external experts, as well as industry participants. Our cybersecurity program is managed by the Chief Information Officer who has biannual meetings with the Audit Committee and provides periodic reports and updates concerning our cybersecurity program to our Chief Executive Officer and other members of our senior management, as appropriate. These reports include updates on our cyber risk and threats, the status of projects to strengthen our information network and data security, assessments of our information security program, and the emerging threat landscape. We have established governance committees to provide us with cybersecurity oversight with supportive roles to advance the effectiveness of our cybersecurity program. The Chief Information Officer has over 20 years of IT leadership and cybersecurity experience, and the Information Technology Leadership Team overall has a combined fifteen years of cybersecurity experience. The Chief Information Officer and members of the Information Technology Leadership Team maintain industry recognized credentials relevant to their roles and stay informed on the latest trends and technologies.

The Chief Information Officer manages both an Information Security team and an IT Risk team within the Department of Information Technology. The IT Risk team works closely with our Data Privacy Officer for governance and compliance related to regulations and frameworks for data classification, data privacy, handling of private data and controlled unclassified information, and internal policies and procedures. The Cyber Security team is responsible for identifying and implementing technologies to mitigate IT risk, enhance data security, and identify and defend against attacks. Both teams work closely together to establish the cybersecurity policies for the Company, evaluate the current risk profile, and to prevent, investigate, mitigate, and remediate any cyber-attacks on the Company.

Risk Management and Strategy

Our IT Risk team conducts assessments of the Company's most significant IT and cybersecurity risks. Assessment results are leveraged by IT leadership, along with other inputs, to mitigate and manage these risks. Although no system can eliminate all risks, our risk-based approach ensures that reasonably known threats are identified, and material risks are appropriately addressed.

We have several physical, automated, and administrative controls in place to mitigate the success and extent of any cyber breaches. Our controls are designed to require review of tasks which may occur in the normal course of business but are also common vectors of attack. Automated controls are implemented in all cases where one is feasible, and in other cases standard procedures or documented instructions are in place to ensure that actions are proper and approved before they occur.

Policies related to cybersecurity risks are documented, reviewed annually, and published internally, which define the correct processes for identifying, containing, remediating, and responding to cybersecurity incidents. Our data protection policies define the establishment of the classification of types of data. Based upon this data classification, we determine an incident's materiality and establish the appropriate response, the incident management team, and the communications required to be distributed to third parties. Incident management policies are in place to establish the proper communication channels and responsible parties for different levels of materiality of an incident. We practice these policies and procedures in a tabletop or simulated fashion multiple times annually.

Each employee plays a role in safeguarding our data assets, and the protection of our data is ingrained in every employee's day to day activities. Employees must participate in annual cyber security training. Simulated testing occurs multiple times throughout the year, including drop testing and SPAM / PHISHING campaigns, and the results are tracked for compliance and we address any weaknesses identified in such trainings and testing as necessary.

We have established an AI Oversight Committee, which is responsible for governance and oversight of the use of AI technologies. In addition, we have adopted an enterprise AI policy that establishes guardrails for the use of AI by our employees, including requirements related to data protection, confidentiality, and cybersecurity risk management.

The Information Security team performs internal threat hunting, vulnerability scanning, log aggregation, and identity monitoring on an on-going basis. Web site, code, and configuration vulnerability scans are performed as necessary to ensure that changes do not introduce vulnerabilities into our systems. Information Security and IT Risk personnel receive regular training to ensure these individuals have up-to-date expert knowledge.

To supplement our cybersecurity risk assessment, identification, management, and mitigation efforts, we engage third party cyber security experts. Cyber security assessments are performed at least annually, results are documented and reviewed, and mitigation plans are put in place to reduce any threats identified. The classification of data processed by any system is considered when implementing mitigations.

We recognize the importance of overseeing and identifying material risks from cybersecurity threats associated with our use of third-party vendors. We perform a thorough review of the cyber security measures in place, including any documented third-party audits, for any partners who process our data. Sign-off is required by the Information Security team before agreements can be put in place.

We believe that our current preventative actions and response activities provide adequate measures of protection against security breaches and generally reduce our cybersecurity risks. However, cybersecurity threats are constantly evolving, are becoming more frequent and more sophisticated and are being made by groups of individuals with a wide range of expertise and motives, which increases the difficulty of detecting and successfully defending against them. While we have implemented measures to safeguard our operational and technology systems and have established a culture of continuous learning, monitoring and improvement, the evolving nature of cybersecurity attacks and vulnerabilities means that these protections may not always be effective. However, as of the date of this Annual Report, management has determined that none of the cybersecurity attacks that we have experienced has resulted in a material impact on our financial condition, results of operations or business strategy. In addition, as of the date of this Annual Report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations and financial condition.

For additional information regarding how cybersecurity threats have affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, see Part I, Item 1A, "Risk Factors—Risks Related to Our Business—We face risks regarding our information technology and security".

ITEM 2. PROPERTIES

As of December 31, 2025, we operated approximately 95 facilities in 11 countries, with our corporate headquarters located in Princeton Junction, New Jersey. Our headquarters in Princeton Junction is our primary location, where most of our manufacturing and research and development is conducted. While we lease most of our facilities, as of December 31, 2025, we owned properties located in Monroe, North Carolina; Trainer, Pennsylvania; LaPorte, Texas; Burlington, Washington; Evanston, Wyoming; and Jonquiere, Quebec, Canada. Our North America segment utilizes approximately 55 facilities throughout North America (including Canada and Mexico). Our Products and Systems segment's primary location is in our Princeton Junction, New Jersey facility. Our International segment has approximately 31 facilities including locations in Belgium, Brazil, France, Germany, Greece, India, the Netherlands and the United Kingdom. We believe that all of our facilities are well maintained and are suitable and adequate for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are subject to periodic legal proceedings, investigations and claims that arise in the ordinary course of business. See "Legal Proceedings and Government Investigations - Litigation and Commercial Claims" in Note *17-Commitments and Contingencies* to our audited consolidated financial statements contained in Item 8 of this Annual Report for a description of legal proceedings involving us and our business, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES

Market for Common Stock

Our common stock currently trades on the New York Stock Exchange under the ticker symbol "MG."

Holders of Record

As of March 9, 2026, there were 10 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219.

Dividends

No cash dividends have been paid on our Common Stock to date. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future.

Recent Sale of Unregistered Securities

None.

Stock Performance

The line graph below compares the cumulative total shareholder value return of our common shares with the cumulative total returns of an overall stock market index, the Russell 3000, and our peer group index (Russell Midcap value index). This graph assumes an investment of $100 in our common shares and each index (with all dividends reinvested) on December 31, 2020.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2025
200.00
150.00
100.00
50.00
0.00
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
Mistras Group, Inc.
Russell 3000 Index
Peer Group (Russell Midcap value index)

Purchases of Equity Securities

The following table sets forth the shares of our common stock we acquired during the fourth quarter of 2025. All purchases were effected pursuant to the surrender of shares by employees to satisfy minimum tax withholding obligations in connection with the vesting of restricted stock units.

Month Ending	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)
October 31, 2025	—	$ —
November 30, 2025	195	$ 12.45
December 31, 2025	11,050	$ 12.66

ITEM 6. RESERVED

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis (this "MD&A") provides a discussion of our results of operations and financial position for the year ended December 31, 2025. This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are included in Part II–Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 11, 2025, which discussion is incorporated herein by reference. This MD&A should be read together with our audited consolidated financial statements and related notes included in Item 8 in this Annual Report. Unless otherwise specified or the context otherwise requires, "Mistras," "MISTRAS," the "Company," "we," "us" and "our" refer to Mistras Group, Inc. and its consolidated subsidiaries. This MD&A includes the following sections:

- Forward-Looking Statements
- Overview
- Note about Non-GAAP Measures
- Consolidated Results of Operations
- Liquidity and Capital Resources
- Critical Accounting Estimates
- Recent Accounting Pronouncements

Forward-Looking Statements

This Annual Report on Form 10-K, including this MD&A, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. See "Forward-Looking Statements" at the beginning of Item 1 of this Annual Report.

Overview

Mistras Group, Inc., together with its subsidiaries (the "Company"), is a global leader in technology-enabled industrial asset integrity and laboratory testing solutions, serving critical industries including oil & gas, aerospace & defense, power & utilities, manufacturing, and civil infrastructure.

The Company provides a diversified portfolio of products and services, ranging from advanced non-destructive testing ("NDT") and pipeline inspections to real-time condition monitoring, maintenance planning, and specialized engineering, powered by a proprietary management software suite that centralizes integrity data for predictive analytics and benchmark analysis. With a long-standing track record of innovation and deep industry expertise, the Company helps clients reduce risk, extend asset life, and optimize operational performance.

The Company enhances value for its customers by integrating asset integrity protection throughout supply chains and centralizing integrity data through a suite of Industrial Internet of Things ("IoT")-connected software and monitoring solutions, including OneSuite®, which serves as a cloud-based ecosystem that pulls together the Company's software and data services capabilities. This integrated approach enables customers to make data-driven decisions that improve asset reliability, enhance safety, reduce operational risk, and optimize performance across the asset lifecycle.

The Company's core capabilities include NDT field inspections enhanced by advanced robotics, laboratory quality control, laboratory materials services, in-house laboratory assurance testing, sensing technologies and NDT equipment, asset and mechanical integrity engineering services, and light mechanical maintenance and access services.

Our operations consist of three reportable segments: North America, International, and Products and Systems.

- *North America* provides asset protection solutions predominantly in North America, with the largest concentration in the United States, followed by Canada, consisting primarily of NDT, inspection, mechanical and engineering services that are used to evaluate the safety, structural integrity and reliability of critical energy, industrial and public infrastructure and commercial aerospace components. Software, digital and data services are included in this segment.

- *International* offers services, products and systems similar to those of the other segments to select markets within Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by the Products and Systems segment.

- *Products and Systems* designs, manufactures, sells, installs and services the Company's asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

Given the role our solutions play in enhancing the safe and efficient operation of infrastructure, we have historically provided a majority of our solutions to our customers on a regular, recurring basis. We perform these services largely at our customers' facilities, while primarily servicing our aerospace customers at our network of state-of-the-art, in-house laboratories. These solutions typically include NDT and inspection services, and can also include a wide range of mechanical services, including heat tracing, pre-inspection insulation stripping, coating applications, re-insulation, engineering assessments and long-term condition-monitoring. Under this business model, many customers outsource their inspection to us on a "run and maintain" basis. We have established long-term relationships as a critical solutions provider to many of the leading companies with asset-intensive infrastructure in our target markets. These markets include companies across oil and gas, aerospace and defense, industrial, power generation and transmission (including alternative and renewable energy), infrastructure, research and engineering, petrochemical, and other process industries.

We have focused on providing our advanced asset protection solutions to our customers using proprietary, technology-enabled software and testing instruments, including those developed by our Products and Systems segment. We have made numerous acquisitions in the past in an effort to grow our base of experienced, certified personnel, expand our service lines and technical capabilities, increase our geographical reach, complement our existing offerings, and leverage our fixed costs. We have increased our capabilities and the size of our customer base through the development of applied technologies and managed support services, organic growth and the integration of acquired companies. These acquisitions have provided us with additional service lines, technologies, resources and customers which we believe enhance our advantages over our competition.

We believe long-term growth can be realized in our target markets. Our level of business and financial results are impacted by world-wide macro- and micro-economic conditions generally, as well as those within our target markets. For example, ongoing geopolitical conflicts, including the war between Russia and Ukraine, the unrest in the Middle East, including the recent conflict between the U.S. and Iran, and recent intervention in Venezuela continue to contribute to global energy market volatility, supply chain disruption, and economic uncertainty that could affect certain of our end markets, particularly oil and gas customers. Among other things, we expect the timing of our oil and gas customers inspection spend to be impacted by volatility in oil prices resulting from these factors.

We have continued providing our customers with an innovative asset protection software ecosystem through our OneSuite platform. The software platform offers functions of our software and services brands as integrated apps on a cloud environment. OneSuite serves as a single access portal for customers' data activities and provides access to 90 plus applications being offered on one centralized platform.

2025 Developments

Our cash position and liquidity remain strong. As of December 31, 2025, our cash and cash equivalents balance was approximately $28.0 million, and we had available borrowing capacity of up to $107.4 million under the revolving credit facility under our Credit Agreement.

As discussed in Note *1 - Summary of Significant Accounting Policies and Practices*, we changed the presentation of certain costs incurred at our operational labs as well as for certain lab personnel on our Consolidated Statements of Income (Loss). This voluntary change in classification of certain overhead and personnel costs, which were determined to be directly related to the delivery of our services, resulted in a decrease in selling, general and administrative expenses and an offsetting increase in cost of revenue. We believe this presentation is preferable as it will provide greater transparency regarding our cost of revenue and better aligns with how our business is managed.

We continue to monitor the impact that tariffs and trade barriers may have on our business, including recent U.S. tariffs imposed or threatened to be imposed on China, Canada, Mexico and other countries and any retaliatory actions taken by such countries. Continued uncertainty surrounding such tariffs and trade barriers may have a material adverse effect on global economic conditions, inflation and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Such uncertainty limits our ability to anticipate, plan for, or effectively mitigate the adverse impacts of such measures on our operations and supply chain costs. The tariffs have not had a material effect on our business or results of operations in 2025, but they could result in additional costs to us and could impact the import of materials by our customers which are inspected by us.

During 2025, the price of crude oil declined due to various macroeconomic and geopolitical factors. The decline in crude oil prices has had an adverse impact on our field-related services that we provide to the oil and gas sector, which could continue if prices remain low. More recently, geopolitical tensions in the Middle East, including the conflict involving the United States and Iran, have contributed to increased volatility in global oil markets. Fluctuations in crude oil prices may influence the spending decisions of our oil and gas customers and could affect demand for our field-related services.

On September 15, 2025, Eileen Coggins joined Mistras as Executive Vice President and Chief Legal Officer and assumed the role of General Counsel and Secretary as of November 15, 2025.

Note about Non-GAAP Measures

The Company prepares its consolidated financial statements in accordance with U.S. GAAP. In this MD&A under the heading "Income from Operations", the non-GAAP financial performance measure "Income (loss) from operations before special items" is used for each of our three operating segments, the "Corporate" segment and for the "Total Company", with tables reconciling the "Income (loss) from operations before special items" to "Income (loss) from operations", which is a financial measure under GAAP. This presentation excludes from "Income (loss) from Operations" (a) transaction expenses related to acquisitions, such as professional fees and due diligence costs, (b) the net changes in the fair value of acquisition-related contingent consideration liabilities, (c) impairment charges, (d) reorganization and other costs, which includes items such as severance, labor relations matters and asset and lease termination costs and (e) other special items. These adjustments have been excluded from the GAAP measure because these expenses and credits are not related to our or any individual segment's core business operations. The acquisition related costs and special items can be a net expense or credit in any given period. Our management uses this non-GAAP measure as a measure of operating performance and liquidity to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations. We believe investors and other users of our financial statements benefit from the presentation of this non-GAAP measure in evaluating our performance. Income (loss) before special items excludes the identified adjustments, which provides additional tools to compare our core business operating performance on a consistent basis and measure underlying trends and results in our business. Income (loss) before special items is not used to determine incentive compensation for executives or employees, nor is it a replacement for the reported GAAP financial performance and/or necessarily comparable to the non-GAAP financial measures of other companies. Any measure that eliminates the foregoing items has material limitations as a performance or liquidity measure and should not be considered alternatives to net income (loss) or any other measures derived in accordance with GAAP. Because Income (loss) from operations before special items may not be calculated in the same manner by all companies, this measure may not be comparable to other similarly titled measures used by other companies.

Consolidated Results of Operations

Year ended December 31, 2025 vs. Year ended December 31, 2024

The following table summarizes our Consolidated Statements of Income for the years ended December 31, 2025 and 2024:

	For the year ended December 31,	
	2025	**2024**
	($ in thousands)	
Revenue	$ 724,024	$ 729,640
Gross profit	204,511	192,173
Gross profit as a % of Revenue	28.2%	26.3%
Income from operations	40,572	39,826
Income from operations as a % of Revenue	5.6 %	5.5 %
Income before provision for income taxes	22,478	24,244
Net income	16,921	18,970
Net income attributable to Mistras Group, Inc.	$ 16,837	$ 18,958

Revenue

Revenue by segment for the years ended December 31, 2025 and 2024 were as follows:

| | For the year ended December 31, | |
	2025	2024
	($ in thousands)	
Revenue		
North America	$ 584,131	$ 593,527
International	143,843	135,969
Products and Systems	13,970	13,661
Corporate and eliminations	(17,920)	(13,517)
	$ 724,024	$ 729,640

Revenue was $724.0 million for the year ended December 31, 2025, a decrease of $5.6 million, or 0.8%, compared with the year ended December 31, 2024. The decrease was driven by the North America segment, which experienced a revenue decrease of $9.4 million, or 1.6%, driven by a low single-digit organic decrease in certain end markets. The International segment revenue increased by $7.9 million, or 5.8%, due predominantly to a low single-digit organic growth and by a low single-digit favorable impact of foreign exchange rates. The Products and Systems segment increased by $0.3 million, or 2.3%, driven by higher sales volume.

Oil and gas customer revenue comprised approximately 55% and 57% of total revenue for the years ended December 31, 2025 and 2024, respectively. Aerospace and defense customer revenue comprised approximately 13% and 12% of total revenue for the years ended December 31, 2025 and 2024, respectively. Our top ten customers comprised approximately 36% of total revenue for the years ended December 31, 2025 and 2024, with no customer accounting for 10% or more of total revenue in either period.

The following table presents revenue by type, explained directly below the table.

| | For the year ended December 31, | |
	2025	2024
	($ in thousands)	
Revenue by type		
Field Services	$ 475,577	$ 502,810
Laboratories	72,398	64,564
Data Analytical Solutions	67,800	69,152
Other	108,249	93,114
Total	$ 724,024	$ 729,640

In presenting the allocation of revenues by type in the table above, management makes certain assumptions in its allocation of revenue from laboratories that provide more than one type of service. The allocation methodology and assumptions made are consistent for the years presented.

Field Services revenue is comprised of revenue derived primarily by technicians performing asset inspections and maintenance services for our customers at locations other than our properties. Field Services revenue decreased $27.2 million, or 5.4%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The decrease was primarily due to decreases in sales volume in our oil and gas, other process industries, infrastructure and research and engineering, and petrochemical end markets within our North America segment and our oil and gas end market within our International segment.

Laboratories revenue is comprised of quality assurance inspections of components and materials at our in-house laboratory facilities. Laboratories revenue increased $7.8 million, or 12.1%, for the year ended December 31, 2025 as compared to the twelve months ended year ended December 31, 2024. The increase was due to increased sales volume related to our commercial aerospace and industrials end markets.

Data Analytical Solutions revenue is comprised of revenue derived from data software sales & subscriptions, implementation services and analytics that offer insights and recommendations to improve asset integrity for our customers. Data Analytical Solutions revenue is derived from work performed by our employees in our facilities, or at customer locations, using our proprietary portfolio of software applications. Data Analytical Solutions revenue decreased $1.4 million, or 2.0%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The decrease was due primarily to decreased sales volume within PCMS and other Data Analytical Solutions offerings within our North America segment.

Other revenue is comprised of locations that perform both asset inspection services and testing of components and materials at our in-house laboratories. Other revenue increased $15.1 million, or 16.2%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Other revenue for the year ended December 31, 2025 increased primarily due to increased sales volume within our mixed service offering facilities as compared to the prior year period.

Gross Profit

Gross profit by segment for the years ended December 31, 2025 and 2024 were as follows:

	For the year ended December 31,	
	2025	2024
	($ in thousands)	
Gross profit		
North America	$ 154,520	$ 146,026
% of segment revenue	26.5 %	24.6 %
International	43,149	39,058
% of segment revenue	30.0 %	28.7 %
Products and Systems	7,385	6,997
% of segment revenue	52.9 %	51.2 %
Corporate and eliminations	(543)	92
	$ 204,511	$ 192,173
% of total revenue	28.2 %	26.3 %

Gross profit increased $12.3 million, or 6.4%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Gross profit margin was 28.2% and 26.3% for the years ended December 31, 2025 and 2024, respectively, with the increase in 2025 due to a favorable sales mix. North America segment gross profit margin had a year-on-year increase of 190 basis points to 26.5% for the year ended December 31, 2025, due primarily to a favorable sales mix. International segment gross margins had a year-on-year increase of 130 basis points to 30.0% for the year ended December 31, 2025, due primarily to increased revenues and a favorable sales mix. Products and Systems segment gross margins increased by 170 basis points for the year ended December 31, 2025 to 52.9%, driven by favorable sales mix.

Operating Expenses

Operating expenses for the years ended December 31, 2025 and 2024 was as follows:

	For the year ended December 31,	
	2025	2024
	($ in thousands)	
Operating Expenses		
Selling, general and administrative expenses	$ 139,876	$ 135,452
Reorganization and other costs	12,654	5,517
Environmental expense	1,743	1,660
Legal settlement and insurance recoveries, net	—	(808)
Research and engineering	1,028	1,119
Depreciation and Amortization	8,638	9,407
Total	$ 163,939	$ 152,347

Operating expenses increased by $11.6 million, or 7.6%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Selling, general and administrative expenses increased by $4.4 million, or 3.3%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to strategic investments in our operations. As discussed in Note 1 - Summary of Significant Accounting Policies and Practices, Selling, general and administrative expenses reflect the classification change for certain overhead and personnel costs from Selling, general and administrative expenses to Cost of revenue. Reorganization and other costs increased by $7.1 million to $12.7 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to ongoing initiatives to reduce overhead costs, and incremental costs of other related actions. Environmental expense increased by $0.1 million to $1.7 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to the ongoing remediation efforts related to the Mistras Arizona claim discussed in Note *17 - Commitments and Contingencies*. Legal settlement and insurance recoveries, net decreased by $0.8 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to an insurance settlement, that occurred during the year ended December 31, 2024. Research and engineering expenses decreased by $0.1 million to $1.0 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Depreciation and amortization decreased by $0.8 million to $8.6 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Income (Loss) from Operations

The following table shows a reconciliation of segment income (loss) from operations to income (loss) before special items (unaudited) for the years ended December 31, 2025 and 2024:

	For the year ended December 31,			
	2025		**2024**	
	($ in thousands)			
North America:				
Income from operations (GAAP)	$	62,788	$	62,286
Reorganization and other costs		4,287		2,046
Legal settlement and insurance recoveries, net		—		(808)
Income before special items (non-GAAP)	$	67,075	$	63,524
International:				
Income from operations (GAAP)	$	10,353	$	6,275
Reorganization and other costs		1,590		1,086
Income before special items (non-GAAP)	$	11,943	$	7,361
Products and Systems:				
Income from operations (GAAP)	$	2,651	$	2,510
Reorganization and other costs		356		184
Income before special items (non-GAAP)	$	3,007	$	2,694
Corporate and Eliminations:				
Loss from operations (GAAP)	$	(35,220)	$	(31,245)
Environmental expense		1,743		1,660
Reorganization and other costs		6,421		2,201
Loss before special items (non-GAAP)	$	(27,056)	$	(27,384)
Total Company:				
Income from operations (GAAP)	$	40,572	$	39,826
Legal settlement and insurance recoveries, net		—		(808)
Environmental expense		1,743		1,660
Reorganization and other costs		12,654		5,517
Income before special items (non-GAAP)	$	54,969	$	46,195

See "*Note about Non-GAAP Measures*" in this Annual Report for an explanation of our use of non-GAAP measures.

Total Company income from operations (GAAP) increased by $0.7 million, or 1.9%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Total company income before special items (non-GAAP) increased by $8.8 million or 19.0% for year ended December 31, 2025 as compared to the year ended December 31, 2024. Operating expenses, excluding special items (non-GAAP), as a percentage of revenue, was 20.7% for the year ended December 31, 2025 compared to 20.0% for the year ended December 31, 2024. The primary driver for the increase in Total Company income before special items was increased gross profit margins on sales in 2025 compared to 2024 and ongoing initiatives to reduce overhead costs. We incurred environmental expense for the years ended December 31, 2025 and 2024 related to the DEQ Proceeding (as defined herein). See Note *17 - Commitments and Contingencies, Legal Proceedings and Government Investigations,* for additional detail. Total Company income before special items as a percentage of revenue increased by 130 basis points to 7.6% for the year ended December 31, 2025, from 6.3% for the year ended December 31, 2024.

Interest Expense

Interest expense was $14.6 million and $17.1 million for the years ended December 31, 2025 and December 31, 2024, respectively. The decrease was due to lower interest rates in the current period as compared to the prior year, effectively offsetting higher average borrowings for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Income Taxes

Our effective income tax rate was approximately 24.7% for the year ended December 31, 2025, compared to 21.8% for the year ended December 31, 2024.

Income tax expense varies as a function of pre-tax income and the level of non-deductible expenses, such as certain amounts of meals and entertainment expense, valuation allowances, and other permanent differences. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. Our effective income tax rate may fluctuate over the next few years due to many variables including the amount and future geographic distribution of our pre-tax income, changes resulting from our acquisition strategy, and increases or decreases in our permanent differences.

On July 4, 2025, H.R.1, commonly referred to as the One Big Beautiful Bill Act ("OBBBA"), was enacted, which includes a broad range of tax reform provisions. These tax reform provisions include the extension and modification of certain provisions of the Tax Cuts and Jobs Act and is effective for calendar year 2025. The changes include, but are not limited to, immediate expensing of domestic research and development expenditure, the restoration of 100% bonus depreciation, and an EBITDA-based interest expense limitation. These provisions did not have a material impact on the Company's financial statements for the year ended December 31, 2025.

Liquidity and Capital Resources

Overview

We have funded our operations from cash provided from operations, bank borrowings and lease financings. Management believes that our existing cash and cash equivalents, anticipated cash flows from operating activities, and available borrowings under our Credit Agreement will be sufficient to meet anticipated cash needs over the next 12 months and for the foreseeable future. We generated operating cash flows of $33.0 million and $50.1 million for the years ended December 31, 2025 and 2024, respectively. Capital expenditures for the purchase of property, plant and equipment and of intangible assets was $29.2 million and $23.0 million for the years ended December 31, 2025 and 2024, respectively.

Cash Flows Table

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	For the year ended December 31,	
($ in thousands)	2025	2024
Net cash provided by (used in):		
Operating activities	$ 32,981	$ 50,129
Investing activities	(25,122)	(21,366)
Financing activities	(595)	(27,398)
Effect of exchange rate changes on cash and cash equivalents	2,427	(694)
Net change in cash and cash equivalents	$ 9,691	$ 671

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2025 was $33.0 million, a decrease of $17.1 million from the prior year period. The decrease was mainly attributable to an increase in accounts receivable, net, in the current year as compared to the prior year.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $25.1 million, an increase of $3.8 million used in investing activities from the prior year period. The Company used $6.2 million more cash for purchases of property, plant and equipment and intangible assets in 2025 compared to 2024, partially offset by an increase in proceeds received from the sale of equipment.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was $0.6 million, compared to $27.4 million for the year ended December 31, 2024. Net repayment of our revolving credit facility and term loan was approximately $28.3 million lower in 2025 compared to 2024. In addition, for the year ended December 31, 2025, we incurred approximately $0.4 million more in taxes paid related to net share settlement of share-based awards than the prior period.

Effect of Exchange Rate Changes on Cash and Cash Equivalents

The effect of exchange rate changes on our cash and cash equivalents was an increase of $2.4 million for the year ended December 31, 2025, compared to a decrease of $0.7 million for the year ended December 31, 2024. The primary driver of the change was foreign currency fluctuations during the year ended December 31, 2025 related to the Euro and the US Dollar.

Cash Balance and Credit Facility Borrowings

As of December 31, 2025, we had cash and cash equivalents totaling $28.0 million and available borrowing capacity of up to $107.4 million under the revolving credit facility under our Credit Agreement. Borrowings of $176.0 million and letters of credit of $3.4 million were outstanding under the Credit Agreement at December 31, 2025. We finance our operations primarily through our existing cash balances, cash collected from operations, bank borrowings and lease financing. We believe these sources are sufficient to fund our operations for the foreseeable future. As of December 31, 2025, we were in compliance with the terms of the Credit Agreement and will continuously monitor our compliance with the covenants contained in the Credit Agreement.

The terms of our Credit Agreement are described in Note *10 - Long-Term Debt* of the notes to the consolidated financial statements, under the heading "*Senior Credit Facility*".

Liquidity and Capital Resources Outlook

Future Sources of Cash

We expect our future sources of cash to include cash flow generated from our operating activities and borrowings under our Credit Agreement. Our revolving credit facility is available for cash advances required for working capital and for letters of credit to support our operations. Acquisitions, if any, are funded through available cash and borrowings under the Credit Agreement.

Future Uses of Cash

We expect our future uses of cash will primarily be for repayment of debt, purchases or manufacture of field-testing equipment to support growth, additional investments in technology and software products and the replacement of existing assets and equipment used in our operations. We often make purchases to support new sources of revenues, particularly in our North America segment. In addition, we annually fund a certain amount of replacement equipment, including a portion of our fleet vehicles. We historically spend approximately 2% to 4% of our total revenues on capital expenditures, excluding acquisitions, and expect to fund these expenditures through a combination of cash and lease financing. Our cash capital expenditures, excluding acquisitions, for each of the years ended December 31, 2025 and 2024 were approximately 4.0% and 3.2% of revenues, respectively. We continue to take steps to reduce spending and preserve cash.

Our Credit Agreement does not limit our ability to acquire other businesses or companies except for certain provisions as described within Note *10 - Long-Term Debt* of the notes to the consolidated financial statements. Our future capital spending may increase as we pursue growth opportunities and acquire additional equipment to meet or pursue business opportunities. Other investments in infrastructure, training and software may also be required to match our growth, but we plan to continue using a disciplined approach to building our business. In addition, we will use cash to fund our operating leases, finance leases, long-term debt repayments and various other obligations as they arise as noted within Note *10 - Long-Term Debt* and Note *16 - Leases* of the notes to the consolidated financial statements.

We also expect to use cash to support our working capital requirements for our operations, particularly in the event of further growth and due to the impacts of seasonality on our business. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions and enhancements to existing solutions and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents and future cash flows from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements, or public or private equity, or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on acceptable terms.

Off-Balance Sheet Arrangements

During the years ended December 31, 2025 and 2024, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. We have established policies and control procedures intended to ensure that estimation methods, including any judgments made as part of such methods, are well-controlled, independently reviewed and applied consistently from period to period. The accounting policies that we believe require more significant estimates and assumptions include revenue recognition, acquisitions, long-lived assets and goodwill. We base our estimates and assumptions on historical experience, known or expected trends and various other assumptions that we believe to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates, which may cause our future results to be significantly affected.

We believe that the following critical accounting policies comprise the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

The majority of our revenues are derived from providing services on a time and material basis and are short-term in nature. We account for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers.*

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC Topic 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. We provide highly integrated and bundled inspection services to our customers. Some of our contracts have multiple performance obligations, most commonly due to the contract providing both goods and services. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is a relative selling price based on price lists.

Contract modifications are not routine in the performance of our contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the goods and services that are provided. In most instances, contract modifications are for goods or services that are distinct, and, therefore, are accounted for as a separate contract.

Our performance obligations are satisfied over time as work progresses or at a point in time. The majority of our revenue recognized over time as work progresses is related to our service deliverables, which includes providing testing, inspection and mechanical services to our customers. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. We also utilize an available practical expedient that provides for revenue to be recognized in an amount that corresponds directly with the value to the customer of the entity's performance completed to date.

Fixed fee arrangements are determined based on expected labor, material and overhead to be consumed on fulfillment of such services. Revenue is recognized on a cost-to-cost method tracked on an input basis.

The majority of our revenue recognized at a point in time is related to product sales when the customer obtains control of the asset, which is generally upon shipment to the customer. Contract costs include labor, material and overhead.

We expect any significant remaining performance obligations to be satisfied within one year.

Contract Estimates

The majority of our revenues are short-term in nature. We have many Master Service Agreements ("MSAs") that specify an overall framework and contract terms, where we and our customers agree upon services or products to be provided. The actual contracting to provide services or furnish products are triggered by a work order, purchase order, or some similar document issued pursuant to an MSA which sets forth the scope of services and/or identifies the products to be provided. From time to time, we may enter into long-term contracts, which can range from several months to several years. Revenue on such long-term contracts is recognized as work is performed based on total costs incurred to date in relation to the total estimated costs for the performance of the contract at completion. This includes contract estimates of costs to be incurred for the performance of the contract. Cost estimation is based upon the professional knowledge and experience of our project managers, engineers and financial professionals. Factors that are considered in estimating the work to be completed include the availability of materials, the effect of any delays in our project performance and the recoverability of any claims. Whenever revisions of estimates, contract costs and/or contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period.

Long-Lived Assets

We perform a review of long-lived assets (or asset groups) for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the estimated undiscounted future net cash flows to be generated by the asset (or asset group) to its carrying amount. If the undiscounted future net cash flows are less than the carrying amount of the asset (or asset group), we record an impairment loss equal to the excess of the asset's carrying amount over its fair value. We estimate fair value based on valuation techniques such as a discounted cash flow analysis or a comparison to fair values of similar assets. As of December 31, 2025 and December 31, 2024, we had $93.2 million and $80.9 million in net property, plant and equipment, respectively, and $38.4 million and $39.7 million in intangible assets, net, respectively.

Goodwill

Goodwill represents the excess purchase price of acquired businesses over the fair values attributed to underlying net tangible assets and identifiable intangible assets. We test goodwill for impairment at a "reporting unit" level (which for us is represented by (i) our North America segment, (ii) our Products and Systems segment, (iii) the European component of our International segment and (iv) the Brazilian component of our International segment). Our annual impairment test is conducted on the first day of our fourth quarter, which is October 1. Goodwill is also tested for impairment whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In testing for goodwill impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment test is not necessary. If we conclude otherwise, we are required to perform a quantitative impairment test.

An impairment will be recorded in the amount that the fair value is less than the carrying value. We consider the income and market approaches to estimating the fair value of our reporting units, which requires significant judgment in evaluation of economic and industry trends, estimated future cash flows, discount rates and other factors. Sustained declines in our stock price and related market capitalization could impact key assumptions in the overall estimated fair values of our reporting units and could result in non-cash impairment charges that could be material to our consolidated balance sheet or results of operations.

During the third quarter of 2023, a triggering event was identified within the Company's reporting units within the International segment due to decreased gross margin in the current period as a result of inflationary pressures and rising energy costs impacting the International reporting units' operations. As a result, the Company performed an interim quantitative goodwill impairment test.

In performing the interim quantitative goodwill impairment test and consistent with prior practice, the Company determined the fair value of each of the reporting units using a combination of the income approach and the market approach by assessing each of these valuation methodologies based upon availability and relevance of comparable company data and determining the appropriate weighting.

Under the income approach, the fair value for each of the reporting units was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

The market approach valuation was derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses was based on the markets in which the reporting units operate, considering risk profiles, size, geography, and diversity of products and services.

Based upon the results of the interim quantitative goodwill impairment test, the Company recorded an impairment charge of $13.8 million within the International reporting unit during the third quarter of 2023. The impairment was calculated based on the difference between the estimated fair value and the carrying value of the reporting units. Any significant adverse changes in future periods to the Company's internal forecasts or the external market conditions, if any, could reasonably be expected to negatively affect its key assumptions and may result in future goodwill impairment charges which could be material.

We elected to perform a quantitative assessment of goodwill on October 1, 2025. Our quantitative assessment considered relevant events and circumstances occurring since our last quantitative goodwill impairment test performed as of October 1, 2024. Specifically, we considered changes in macroeconomic conditions, industry and market conditions, our internal forecasts of future revenue and expenses, our stock price, any significant events affecting the Company and actual changes in the carrying values of our net assets. After considering all positive and negative evidence for the assessment as of October 1, 2025, we concluded that it was not more likely than not that our carrying values exceeded fair values and as such, no additional impairment was indicated.

Additionally, as of December 31, 2025, there are no indicators of an impairment. See Note *7 - Goodwill* of the notes to the consolidated financial statements for additional information.

Recent Accounting Pronouncements

For information about recent accounting pronouncements, see Note *1 - Summary of Significant Accounting Policies and Practices* of the notes to the consolidated financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our investment portfolio primarily includes cash equivalents for which the market values are not significantly affected by changes in interest rates. Our interest rate risk results primarily from our variable rate indebtedness under our credit facility, which is influenced by movements in short-term rates. Borrowings under our $190 million revolving credit facility as well as our $125 million term loan bear interest at Secured Overnight Financing Rate ("SOFR"), plus a credit spread adjustment and applicable SOFR margin, ranging from 1.25% to 2.75%, based upon our Total Consolidated Debt Leverage Ratio. Based on the amount of our variable rate debt of $176.0 million at December 31, 2025, an increase in interest rates by one hundred basis points from our current rate would increase annual interest expense by approximately $1.8 million.

Foreign Currency Risk

We have foreign currency exposure related to our operations in foreign locations. This foreign currency exposure, particularly the Euro, British Pound Sterling, Brazilian Real, Canadian Dollar and the Indian Rupee, arises primarily from the translation of our foreign subsidiaries' financial statements into U.S. Dollars. Gains and losses relating to nonfunctional currency transactions, are reported in the Consolidated Statements of Income (Loss). For example, a portion of our annual sales and operating costs are denominated in British Pound Sterling and we have exposure related to sales and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. Dollar increases in value against these foreign currencies, the value in U.S. Dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. Dollar decreases in value against these foreign currencies, the value in U.S. Dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. Dollar relative to these foreign currencies have a direct impact on the value in U.S. Dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency. Translation adjustments for these movements are recorded as a separate component of Accumulated Other Comprehensive Income (Loss) in Stockholder Equity. For the year ended December 31, 2025, a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in adjusted operating income of approximately $1.4 million. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies. We may consider entering into hedging or forward exchange contracts in the future, as sales in international currencies increase due to growth in our International segment.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mistras Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Mistras Group, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, in 2025 the Company changed the manner in which it accounts for certain costs incurred at its operational labs as well as the costs for certain personnel that indirectly support the Company's delivery of services.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2 to the consolidated financial statements, the Company derives the majority of its revenue by providing services on a time and material basis that are short-term in nature. Revenue is recognized over time as work progresses for the Company's service deliverables, which includes providing testing, inspection and mechanical services to customers. Revenue is recognized over time, based on time and material incurred to date which best portrays the transfer of control to the customer. For the year ended December 31, 2025, the Company's revenue was $724.0 million, a majority of which relates to revenue recognized for providing services on a time and material basis.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over revenue recognized over time. These procedures also included, among others (i) evaluating revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) testing the unbilled revenue accrual at the end of the period, on a test basis, by obtaining the unbilled revenue analysis and supporting documentation, such as invoices, purchase orders/contracts, and timesheets; and (iii) confirming, on a sample basis, outstanding customer invoice balances as of December 31, 2025 and obtaining and inspecting source documents, including invoices, delivery documents, and subsequent cash receipts, where applicable for confirmations not returned.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 11, 2026

We have served as the Company's auditor since 2023.

Mistras Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

		December 31,		
		2025		2024
ASSETS				
Current Assets				
Cash and cash equivalents	$	28,008	$	18,317
Accounts receivable, net		154,673		127,281
Inventories		14,002		14,485
Prepaid expenses and other current assets		19,509		12,387
Total current assets		216,192		172,470
Property, plant and equipment, net		93,164		80,892
Intangible assets, net		38,407		39,708
Goodwill		184,829		181,442
Deferred income taxes		5,377		6,267
Other assets		40,812		42,259
Total Assets	$	578,781	$	523,038
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts payable	$	14,943	$	11,128
Accrued expenses and other current liabilities		88,026		85,233
Current portion of long-term debt		12,849		11,591
Current portion of finance lease obligations		7,025		5,317
Income taxes payable		1,465		1,656
Total current liabilities		124,308		114,925
Long-term debt, net of current portion		165,143		158,056
Obligations under finance leases, net of current portion		17,340		15,162
Deferred income taxes		1,264		1,973
Other long-term liabilities		35,081		34,027
Total Liabilities	$	343,136	$	324,143
Commitments and contingencies (Note 17)				
Equity				
Preferred stock, 10,000,000 shares authorized		—		—
Common stock, $0.01 par value, 200,000,000 shares authorized, 31,567,434 and 31,010,375 shares issued		499		402
Additional paid-in capital		256,863		250,832
Retained earnings (accumulated deficit)		6,853		(9,984)
Accumulated other comprehensive loss		(29,111)		(42,682)
Total Mistras Group, Inc. stockholders' equity		235,104		198,568
Non-controlling interests		541		327
Total Equity		235,645		198,895
Total Liabilities and Equity	$	578,781	$	523,038

The accompanying notes are an integral part of these consolidated financial statements.


Mistras Group, Inc. and Subsidiaries
Consolidated Statements of Income (Loss)
(in thousands, except per share data)


		For the year ended December 31,				
		2025		**2024**		**2023**
Revenue	$	724,024	$	729,640	$	705,473
Cost of revenue		497,143		513,864		497,177
Depreciation		22,370		23,603		23,995
Gross profit		204,511		192,173		184,301
Selling, general and administrative expenses		139,876		135,452		147,243
Reorganization and other costs		12,654		5,517		12,278
Environmental expense		1,743		1,660		—
Goodwill impairment charges		—		—		13,799
Legal settlement and litigation charges (benefit), net		—		(808)		1,058
Research and engineering		1,028		1,119		1,723
Depreciation and amortization		8,638		9,407		10,104
Income (loss) from operations		40,572		39,826		(1,904)
Other expense (income), net		3,451		(1,485)		—
Interest expense		14,643		17,067		16,761
Income (loss) before provision (benefit) for income taxes		22,478		24,244		(18,665)
Provision (benefit) for income taxes		5,557		5,274		(1,220)
Net income (loss)		16,921		18,970		(17,445)
Less: net income attributable to noncontrolling interests, net of taxes		84		12		8
Net income (loss) attributable to Mistras Group, Inc.	$	16,837	$	18,958	$	(17,453)
Earnings (loss) per common share						
Basic	$	0.54	$	0.61	$	(0.58)
Diluted	$	0.53	$	0.60	$	(0.58)
Weighted average common shares outstanding:						
Basic		31,408		30,926		30,330
Diluted		32,058		31,608		30,330


The accompanying notes are an integral part of these consolidated financial statements.


Mistras Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	For the year ended December 31,		
	2025	2024	2023
Net income (loss)	$ 16,921	$ 18,970	$ (17,445)
Other comprehensive income (loss):			
Foreign currency translation adjustments	13,701	(14,342)	5,058
Comprehensive income (loss)	30,622	4,628	(12,387)
Less: net income attributable to noncontrolling interests, net of taxes	84	12	8
Less: Foreign currency translation adjustments attributable to noncontrolling interests	130	4	4
Comprehensive income (loss) attributable to Mistras Group, Inc.	$ 30,408	$ 4,612	$ (12,399)

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(in thousands)

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total Mistras Group, Inc. stockholders' equity	Non-controlling interests	Total Equity
	Shares	Amount						
Balance at December 31, 2022	29,895	$ 298	$ 243,031	$ (11,489)	$ (33,390)	$ 198,450	$ 299	$ 198,749
Net income (loss)	—	—	—	(17,453)	—	(17,453)	8	(17,445)
Other comprehensive income, net of tax	—	—	—	—	5,054	5,054	4	5,058
Share-based compensation	—	—	5,712	—	—	5,712	—	5,712
Net settlement of restricted stock units	703	7	(1,578)	—	—	(1,571)	—	(1,571)
Balance at December 31, 2023	30,598	$ 305	$ 247,165	$ (28,942)	$ (28,336)	$ 190,192	$ 311	$ 190,503
Net income	—	—	—	18,958	—	18,958	12	18,970
Other comprehensive income (loss), net of tax	—	—	—	—	(14,346)	(14,346)	4	(14,342)
Share-based compensation	—	—	5,072	—	—	5,072	—	5,072
Net settlement of restricted stock units	412	97	(1,405)	—	—	(1,308)	—	(1,308)
Balance at December 31, 2024	31,010	$ 402	$ 250,832	$ (9,984)	$ (42,682)	$ 198,568	$ 327	$ 198,895
Net income	—	—	—	16,837	—	16,837	84	16,921
Other comprehensive income, net of tax	—	—	—	—	13,571	13,571	130	13,701
Share-based compensation	—	—	7,785	—	—	7,785	—	7,785
Net settlement of restricted stock units	557	97	(1,754)	—	—	(1,657)	—	(1,657)
Balance at December 31, 2025	31,567	$ 499	$ 256,863	$ 6,853	$ (29,111)	$ 235,104	$ 541	$ 235,645

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	For the year ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 16,921	$ 18,970	$ (17,445)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	31,008	33,010	34,099
Deferred income taxes	304	(4,868)	(5,281)
Share-based compensation	7,785	5,072	5,712
Goodwill impairment charges	—	—	13,799
Bad debt provision for troubled customers, net of recoveries	1,755	846	346
Foreign currency loss (gain)	3,451	(1,805)	1,030
Other	(2,635)	(437)	(437)
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions			
Accounts receivable	(24,949)	1,286	(8,026)
Inventories	772	100	(1,867)
Prepaid expenses and other assets	(6,797)	1,228	(1,852)
Accounts payable	3,283	(5,148)	4,177
Accrued expenses and other liabilities	2,409	1,220	4,010
Income taxes payable	(326)	655	(580)
Payment of contingent consideration in excess of initial estimate	—	—	(937)
Net cash provided by operating activities	32,981	50,129	26,748
Cash flows from investing activities			
Purchase of property, plant and equipment	(24,674)	(17,902)	(20,854)
Purchase of intangible assets	(4,518)	(5,084)	(2,795)
Proceeds from sale of equipment	4,070	1,620	1,516
Net cash used in investing activities	(25,122)	(21,366)	(22,133)
Cash flows from financing activities			
Repayment of finance lease obligations	(6,625)	(5,495)	(5,047)
Proceeds from borrowings of long-term debt	—	—	611
Repayment of long-term debt	(11,913)	(9,096)	(7,598)
Proceeds from revolver	81,500	72,000	83,000
Repayments of revolver	(61,900)	(83,501)	(77,100)
Taxes paid related to net share settlement of share-based awards	(1,657)	(1,306)	(1,572)
Net cash used in financing activities	(595)	(27,398)	(7,706)
Effect of exchange rate changes on cash and cash equivalents	2,427	(694)	249
Net change in cash and cash equivalents	9,691	671	(2,842)
Cash and cash equivalents:			
Beginning of period	18,317	17,646	20,488
End of period	$ 28,008	$ 18,317	$ 17,646
Supplemental disclosure of cash paid			
Interest, net	$ 13,359	$ 15,572	$ 17,078
Income taxes, net	$ 9,328	$ 6,410	$ 6,901
Noncash investing and financing			
Equipment acquired through finance lease obligations	$ 10,154	$ 9,899	$ 7,125

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(tabular dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies and Practices

Description of Business

Mistras Group, Inc., together with its subsidiaries (the "Company"), is a global leader in technology-enabled industrial asset integrity and laboratory testing solutions, serving critical industries including oil & gas, aerospace & defense, power & utilities, manufacturing, and civil infrastructure.

The Company provides a diversified portfolio of products and services, ranging from advanced non-destructive testing ("NDT") and pipeline inspections to real-time condition monitoring, maintenance planning, and specialized engineering, powered by a proprietary management software suite that centralizes integrity data for predictive analytics and benchmark analysis. With a long-standing track record of innovation and deep industry expertise, the Company helps clients reduce risk, extend asset life, and optimize operational performance.

The Company enhances value for its customers by integrating asset integrity protection throughout supply chains and centralizing integrity data through a suite of Industrial Internet of Things ("IoT")-connected software and monitoring solutions, including OneSuite®, which serves as a cloud-based ecosystem that pulls together the Company’s software and data services capabilities. This integrated approach enables customers to make data-driven decisions that improve asset reliability, enhance safety, reduce operational risk, and optimize performance across the asset lifecycle.

The Company’s core capabilities include NDT field inspections enhanced by advanced robotics, laboratory quality control, laboratory materials services, in-house laboratory assurance testing, sensing technologies and NDT equipment, asset and mechanical integrity engineering services, and light mechanical maintenance and access services.

The Company has three operating segments. Our segments are as follows:

- *North America:* This segment provides asset protection solutions predominantly in North America, with the largest concentration in the United States, followed by Canada, consisting primarily of NDT, inspection, mechanical and engineering services that are used to evaluate the safety, structural integrity and reliability of critical energy, industrial and public infrastructure and commercial aerospace components. Software, digital and data services are included in this segment.

- *International:* This segment offers services, products and systems similar to those of the other segments to select markets within Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by the Products and Systems segment.

- *Products and Systems:* This segment designs, manufactures, sells, installs and services the Company’s asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

Recent Developments

We continue to monitor the impact tariffs and trade barriers may have on our business, including recent U.S. tariffs imposed or threatened to be imposed on China, Canada, Mexico and other countries and any retaliatory actions taken by such countries. Continued uncertainty surrounding such tariffs and trade barriers may have a material adverse effect on global economic conditions, inflation and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Such uncertainty limits our ability to anticipate, plan for, or effectively mitigate the adverse impacts of such measures on our operations and supply chain costs. Tariffs and trade barriers did not had a material effect on our business or results of operations during 2025 but could result in additional costs to us and could impact the import of materials by our customers which are inspected by us.

During 2025, the price of crude oil declined due to various macroeconomic and geopolitical factors. The decline in crude oil prices has had an adverse impact on our field-related services that we provide to the oil and gas sector, which could continue if prices remain low. More recently, geopolitical tensions in the Middle East, including the conflict involving the United States and Iran, have contributed to increased volatility in global oil markets. Fluctuations in crude oil prices may influence the spending decisions of our oil and gas customers and could affect demand for our field-related services.

Principles of Consolidation

The Company follows guidance on the consolidation of variable interest entities ("VIEs") that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct the activities that most significantly impact the VIE's economic performance, including powers granted to the VIE's program manager, powers contained in the VIE governing board and, to a certain extent, a company's economic interest in the VIE. The Company analyzes its joint ventures and classifies them as either:

- a VIE that must be consolidated because the Company is the primary beneficiary, or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

- a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

As part of the above analysis, if it is determined that the Company has the power to direct the activities that most significantly impact the joint venture's economic performance, the Company considers whether or not it has the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.

The Company became the primary beneficiary in July 2020 of a VIE in which the Company has a 49% interest in a limited partnership, and a 49% stockholder in the corporate general partner of the limited partnership. The Company consolidated the financial statements of the VIE within the consolidated financial statements of the Company. As of and for the year ended December 31, 2025, the VIE had immaterial assets and had approximately $7.1 million of revenue. The Company is the primary sub-contractor of the VIE.

The accompanying audited consolidated financial statements include the accounts of Mistras Group, Inc. as well as its wholly-owned subsidiaries, majority-owned subsidiaries and consolidated VIE. For subsidiaries in which the Company's ownership interest is less than 100%, the non-controlling interests are reported in stockholders' equity in the accompanying Consolidated Balance Sheets. The non-controlling interests in net results, net of tax, is classified separately in the accompanying Consolidated Statements of Income (Loss). All significant intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition.

Change in Accounting Principle

Certain amounts in prior periods have been reclassified to conform to the current year presentation. The impacts of the reclassifications are shown in the tables below. Any reclassifications not shown below did not have a material effect on the Company's financial condition or results of operations as previously reported.

Change in Classification of Certain Expenses from Selling, General and Administrative Expenses to Cost of Revenue

Beginning on January 1, 2025, the Company changed the presentation of certain costs on its Consolidated Statements of Income (Loss), which include costs incurred at the Company's operational labs as well as the costs for certain personnel that indirectly support the Company's delivery of services. This voluntary change in classification of certain overhead and personnel costs, which were determined to be directly related to the Company's delivery of services, resulted in a decrease in selling, general and administrative expenses and an offsetting increase in cost of revenue. The Company believes this presentation is preferable as it will provide greater transparency regarding its cost of revenue and aligns with how the business is managed.

This change in classification has been applied retrospectively to all periods presented and affects selling, general and administrative expenses; cost of revenue; and gross profit on the Company's Consolidated Statements of Income (Loss). This change in presentation had no impact to revenue, income (loss) from operations, income (loss) before provision (benefit) for income taxes, provision (benefit) for income taxes, net income (loss), earnings (loss) per common share, or other components of equity, net assets or cash flows. In addition, selling, general and administrative expenses and other expenses information disclosed in Note 18 - Segment Disclosure were adjusted for this change. The impacts of the update to the presentation of certain indirect costs on the Company's Consolidated Financial Statements for the years ended December 31, 2024 and 2023 are reflected below under the "Effect of change" columns.

	For the Year Ended December 31, 2024		
	As Previously Reported	Effect of change	As Adjusted
Cost of revenue	$ 492,928	$ 20,936	$ 513,864
Gross profit	213,109	(20,936)	192,173
Selling, general and administrative expenses	156,388	(20,936)	135,452

	For the Year Ended December 31, 2023		
	As Previously Reported	Effect of change	As Adjusted
Cost of revenue	$ 477,671	$ 19,506	$ 497,177
Gross profit	203,807	(19,506)	184,301
Selling, general and administrative expenses	166,749	(19,506)	147,243

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") requires that the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates, which may cause the Company's future results to be significantly affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses

The Company maintains an allowance for credit losses on its accounts receivable balances, which represents its best estimate of current expected credit losses over the contractual life of the accounts receivable. When evaluating the adequacy of its allowance for credit losses each reporting period, the Company analyzes accounts receivable balances with similar risk characteristics on a collective basis, considering factors such as the aging of receivable balances, payment terms (primarily with 30 day terms), geographic location, historical loss experience, current information and future expectations (generally considered one year which is consistent with expected collectability of the Company's trade receivables).

The Company monitors and considers whether historical loss rates are consistent with expectation of supportable forward-looking estimates for its trade receivables noting any current or future economic considerations that would require adjusting the Company's historical loss experience. Each reporting period, the Company reassesses whether any accounts receivable no longer share similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis. Changes to the allowance for credit losses are adjusted through bad debt expense, which is presented within Selling, general and administrative expenses in the Consolidated Statements of Income (Loss).

Concentration of Credit Risk

For each of the years ended December 31, 2025 and 2024, no customer represented 10% or more of the Company's revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. At times, cash deposits may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to any significant credit risk or risk of nonperformance of financial institutions.

Inventories

Inventories are stated at the lower of cost or net realizable value, as determined by using the first-in, first-out method, or market. Work in process and finished goods inventory include material, direct labor, variable costs and overhead.

Purchased and Internal-Use Software

The Company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software, which includes software coding, installation and testing. Capitalized costs are amortized on a straight-line basis over three years, the estimated useful life of the software.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed utilizing the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the remaining lease term or estimated useful life. Repairs and maintenance costs are expensed as incurred. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in Income (loss) from operations in the Consolidated Statements of Income (Loss).

Goodwill

Goodwill represents the excess purchase price of acquired businesses over the fair values attributed to underlying net tangible assets and identifiable intangible assets. The Company tests goodwill for impairment at a "reporting unit" level (which for the Company is represented by (i) its North America segment, (ii) its Products and Systems segment, (iii) the European component of its International segment and (iv) the Brazilian component of its International segment). The Company's annual impairment test is conducted on the first day of the Company's fourth quarter, which is October 1. Goodwill is also tested for impairment whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test.

If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit may be impaired. An impairment will be recorded in the amount that the fair value is less than the carrying value. The Company considers the income and market approaches to estimate the fair value of its reporting units, which requires significant judgment and assumptions related to revenue growth rates, gross margins, EBIT margins, and market multiples.

See Note 7 - *Goodwill* for additional information related to the Company's goodwill impairment test during 2025.

Impairment of Long-lived Assets

The Company reviews the recoverability of its long-lived assets (or asset groups) whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, a loss is recognized for the difference between fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

Acquisitions

The Company allocates the purchase price of acquired businesses to their identifiable tangible assets and liabilities as well as identifiable intangible assets, such as customer relationships, technology, non-compete agreements and trade names. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition's future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements as defined in ASC 820, *Fair Value Measurements and Disclosure.* Deferred taxes are recorded for any differences between the assigned values and tax bases of assets and liabilities.

Research and Engineering

Research and product development costs are expensed as incurred.

Advertising, Promotions and Marketing

The costs for advertising, promotion and marketing programs are expensed as incurred and are included in selling, general and administrative expenses. Advertising expense was approximately $0.4 million, $1.0 million and $1.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other financial current assets and liabilities approximate fair value based on the short-term nature of the items.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are measured using their functional currencies, which are their local currencies. Assets and liabilities of foreign subsidiaries are translated into the U.S. Dollar at the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate during the period. Translation gains and losses are reported as a component of other comprehensive income (loss) for the period and included in accumulated other comprehensive income (loss) within stockholders' equity.

Foreign currency losses (gains) arising from transactions denominated in currencies other than the functional currency are included in net income (loss), and were approximately $3.5 million, $(1.8) million, and $1.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. During the current fiscal year, the Company revised its presentation of foreign currency losses (gains), which are now included within other expense (income), net. Previously, such amounts were presented in selling, general and administrative expenses. Prior period amounts have not been reclassified due to immateriality. This change in presentation had no effect on previously reported net income (loss).

Self-Insurance

The Company is self-insured for certain losses relating to workers' compensation and health benefit claims. The Company maintains third-party excess insurance coverage for all workers' compensation and health benefit claims. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date.

Share-based Compensation

The value of services received from employees and directors in exchange for an award of an equity instrument is measured based on the grant-date fair value of the award. Such value is recognized as a non-cash expense on a straight-line basis over the minimum period the individual provides services, which is typically the vesting period of the award with the exception of awards with graded vesting that contain an internal performance measure where each tranche is recognized on a straight-line basis over its vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. Awards to certain employees eligible for retirement prior to the award becoming fully vested are amortized to expense over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Share-based compensation expense is measured based on awards ultimately expected to vest. The Company accounts for forfeitures as they occur. The cost of these awards is recorded in selling, general and administrative expenses in the Company's Consolidated Statements of Income (Loss).

Income Taxes

Income taxes are accounted for under the asset and liability method. We recognize deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. Our net deferred tax assets primarily consist of net operating loss carry forwards, or NOLs. A valuation allowance is provided if it is more likely than not that some or all of a deferred income tax asset will not be realized. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current and prior years.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid disclosures. The new standard is effective for fiscal years beginning after December 15, 2024. We adopted the provisions of this ASU in the fourth quarter of 2025 and applied the provisions retrospectively to each period presented in the consolidated financial statements. Adoption of the new standard did not have a material impact on our consolidated financial statements.

On November 4, 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, to require disaggregation of certain expense captions into specified categories in disclosures within the notes of the financial statements. The standard is effective for fiscal years beginning after December 31, 2026 and early adoption is permitted. The guidance is required to be applied prospectively and amendments in the ASU may be applied prospectively or retrospectively. We are currently evaluating the impact this standard will have on our disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal Use Software (ASU 2025-06). This standard clarifies capitalization thresholds for software development costs and aligns accounting treatment more closely with the economic substance of modern software development activities. ASU 2025-06 is effective for annual and interim periods beginning after December 15, 2027 on a retrospective, prospective or modified prospective basis. Early adoption is permitted. We are currently evaluating the impact this standard will have on our disclosures.

2. Revenue

The Company derives the majority of its revenue by providing services on a time and material basis that are short-term in nature. The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers.

Performance Obligations

The Company provides highly integrated and bundled inspection services to its customers. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the Company's best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is a relative selling price based on price lists.

Contract modifications are not routine in the performance of the Company's contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the goods and services that are provided. In most instances, contract modifications are for goods or services that are distinct, and, therefore, are accounted for as a separate contract.

The Company's performance obligations are satisfied over time as work progresses or at a point in time. The majority of the Company's revenue is recognized over time as work progresses for the Company's service deliverables, which includes providing testing, inspection and mechanical services to our customers. Revenue is recognized over time, based on time and material incurred to date which best portrays the transfer of control to the customer. The Company also utilizes an available practical expedient that provides for revenue to be recognized in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. Fixed fee arrangements are determined based on expected labor, material, and overhead to be consumed on fulfillment of such services. For these arrangements, revenue is recognized on a cost-to-cost method tracked on an input basis.

The majority of our revenue that is recognized at a point in time is related to product sales when the customer obtains control of the asset, which is generally upon shipment to the customer. Contract costs include labor, material and overhead.

The Company expects any significant remaining performance obligations to be satisfied within one year.

Contract Estimates

The majority of the Company's revenues are short-term in nature. The Company enters into master service agreements ("MSAs") with customers that specify an overall framework and contract terms. The actual contracting to provide services or furnish products are triggered by a work order, purchase order, or some similar document issued pursuant to an MSA which sets forth the scope of services and/or identifies the products to be provided. From time-to-time, the Company may enter into longer-term contracts, which can range from several months to several years. Revenue on certain contracts is recognized as work is performed based on total costs incurred to date in relation to the total estimated costs for the performance of the contract at completion. This includes contract estimates of costs to be incurred for the performance of the contract. Cost estimation is based upon the professional knowledge and experience of the Company's project managers, engineers and financial professionals. Factors that are considered in estimating the work to be completed include the availability of materials, the effect of any delays in the Company's project performance and the recoverability of any claims. Whenever revisions of estimates, contract costs and/or contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period.

Revenue by Category

The following series of tables present the Company's disaggregated revenue:

Revenue by industry was as follows (in thousands):

Year ended December 31, 2025	North America		International		Products & Systems		Corp/Elim		Total	
Oil & Gas	$	360,158	$	36,117	$	552	$	—	$	396,827
Aerospace & Defense		67,071		26,316		428		—		93,815
Industrials		50,284		28,017		2,387		—		80,688
Power Generation and Transmission		33,572		8,805		1,847		—		44,224
Other Process Industries		22,183		17,828		54		—		40,065
Infrastructure, Research & Engineering		18,943		14,124		4,463		—		37,530
Petrochemical		13,013		132		—		—		13,145
Other		18,907		12,504		4,239		(17,920)		17,730
Total	$	584,131	$	143,843	$	13,970	$	(17,920)	$	724,024

Year ended December 31, 2024	North America		International		Products & Systems		Corp/Elim		Total	
Oil & Gas	$	376,333	$	42,315	$	275	$	—	$	418,923
Aerospace & Defense		63,111		23,785		120		—		87,016
Industrials		44,310		25,498		1,857		—		71,665
Power Generation and Transmission		27,035		7,629		1,854		—		36,518
Other Process Industries		32,353		17,190		302		—		49,845
Infrastructure, Research & Engineering		19,155		10,606		3,400		—		33,161
Petrochemical		14,437		1,134		—		—		15,571
Other		16,793		7,812		5,853		(13,517)		16,941
Total	$	593,527	$	135,969	$	13,661	$	(13,517)	$	729,640

Year ended December 31, 2023	North America	International	Products & Systems	Corp/Elim	Total
Oil & Gas	$ 379,221	$ 36,615	$ 159	$ —	$ 415,995
Aerospace & Defense	56,000	20,711	286	—	76,997
Industrials	42,518	26,292	1,773	—	70,583
Power Generation and Transmission	23,598	6,609	3,767	—	33,974
Other Process Industries	33,035	14,456	112	—	47,603
Infrastructure, Research & Engineering	16,620	9,320	3,168	—	29,108
Petrochemical	13,216	1,216	—	—	14,432
Other	15,122	9,195	3,721	(11,257)	16,781
Total	$ 579,330	$ 124,414	$ 12,986	$ (11,257)	$ 705,473

Revenue per key geographic location was as follows (in thousands):

Year ended December 31, 2025	North America	International	Products & Systems	Corp/Elim	Total
United States	$ 502,484	$ 5,278	$ 5,542	$ (3,944)	$ 509,360
Other Americas	74,570	2,979	407	(7,052)	70,904
Europe	3,888	133,607	2,656	(6,403)	133,748
Asia-Pacific	3,189	1,979	5,365	(521)	10,012
Total	$ 584,131	$ 143,843	$ 13,970	$ (17,920)	$ 724,024

Year ended December 31, 2024	North America	International	Products & Systems	Corp/Elim	Total
United States	$ 502,005	$ 1,607	$ 5,868	$ (2,535)	$ 506,945
Other Americas	85,139	9,144	1,777	(6,047)	90,013
Europe	2,590	120,052	2,655	(4,118)	121,179
Asia-Pacific	3,793	5,166	3,361	(817)	11,503
Total	$ 593,527	$ 135,969	$ 13,661	$ (13,517)	$ 729,640

Year ended December 31, 2023	North America	International	Products & Systems	Corp/Elim	Total
United States	$ 495,764	$ 934	$ 5,956	$ (2,372)	$ 500,282
Other Americas	77,880	12,906	850	(4,697)	86,939
Europe	3,655	105,934	1,927	(3,381)	108,135
Asia-Pacific	2,031	4,640	4,253	(807)	10,117
Total	$ 579,330	$ 124,414	$ 12,986	$ (11,257)	$ 705,473

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets. Amounts are generally billed as work progresses in accordance with agreed-upon contractual terms, generally at periodic intervals (e.g., weekly, bi-weekly or monthly). Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. However, the Company sometimes receives advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. These assets and liabilities are aggregated on an individual contract basis and reported on the Consolidated Balance Sheets at the end of each reporting period within accounts receivable, net or accrued expenses and other current liabilities.

Revenue recognized for 2025 and 2024, that was included in the contract liability balance at the beginning of the year, was $7.8 million and $6.7 million, respectively. Changes in the contract asset and liability balances during the years ended December 31, 2025 and 2024, were not impacted by any other factors. The Company applies the practical expedient to expense incremental costs incurred related to obtaining a contract when the amortization period of the asset that the Company otherwise would have recognized is one year or less.

3. Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the sum of (1) the weighted-average number of shares of common stock outstanding during the period, and (2) the dilutive effect of assumed conversion of equity awards using the treasury stock method. With respect to the number of weighted-average shares outstanding (denominator), diluted shares reflects: (i) the exercise of options to acquire common stock to the extent that the options' exercise prices are less than the average market price of shares of common stock during the period and (ii) the pro forma vesting of restricted stock units.

The following table sets forth the computations of basic and diluted earnings (loss) per share (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Basic earnings (loss) per share:			
Numerator:			
Net income (loss) attributable to Mistras Group, Inc.	$ 16,837	$ 18,958	$ (17,453)
Denominator:			
Weighted average common shares outstanding	31,408	30,926	30,330
Basic earnings (loss) per share	$ 0.54	$ 0.61	$ (0.58)
Diluted earnings (loss) per share:			
Numerator:			
Net income (loss) attributable to Mistras Group, Inc.	$ 16,837	$ 18,958	$ (17,453)
Denominator:			
Weighted average common shares outstanding	31,408	30,926	30,330
Dilutive effect of stock options outstanding	133	106	—
Dilutive effect of restricted stock units outstanding	517	576	—
	32,058	31,608	30,330
Diluted earnings (loss) per share	$ 0.53	$ 0.60	$ (0.58)

The following potential shares of common stock (in thousands) were excluded from the computation of diluted earnings per share, as the effect would have been anti-dilutive:

	For the year ended December 31,		
	2025	2024	2023
Potential shares of common stock attributable to restricted stock units (RSUs) and performance stock units (PSUs) outstanding [1]	17	307	547
Potential shares of common stock attributable to stock options outstanding	11	—	—
Total	28	307	547

[1] For the year ended December 31, 2023, 1,014,527 shares of common stock related to restricted stock and 250,000 stock options were excluded from the calculation of diluted earnings per share due to the net loss for the period.

4. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	December 31,		
	2025		**2024**
Trade accounts receivable - billed	$ 133,100	$	108,563
Trade accounts receivable - unbilled	25,139		21,331
Allowance for credit losses	(3,566)		(2,613)
Accounts receivable, net	$ 154,673	$	127,281

Trade accounts receivables - unbilled are generally billed in the subsequent quarter to their revenue recognition. The Company considers Trade accounts receivables - unbilled as short-term in nature as they are normally converted to Trade accounts receivables - billed within 90 days, thus future changes in economic conditions will not have a significant effect on the credit loss estimate.

5. Inventories

Inventories consist of the following (in thousands):

	December 31,		
	2025		**2024**
Raw materials and consumable supplies	$ 9,252	$	8,321
Work in progress	912		1,018
Finished goods	3,838		5,146
Inventories	$ 14,002	$	14,485

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Useful Life	December 31,		
	(Years)	**2025**		**2024**
		(in thousands)		
Land		$ 2,470	$	2,429
Building and improvements	30-40	22,383		27,973
Office furniture and equipment	5-8	16,887		16,768
Machinery and equipment	5-7	308,457		274,907
		350,197		322,077
Accumulated depreciation and amortization		(257,033)		(241,185)
Property, plant and equipment, net		$ 93,164	$	80,892

Depreciation expense was approximately $24.3 million, $25.3 million, and $25.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

7. Goodwill

The changes in the carrying amount of goodwill by segment are shown below (in thousands):

	North America	International	Products and Systems	Total
Balance at December 31, 2023	$ 187,354	$ —	$ —	$ 187,354
Foreign currency translation	(5,912)	—	—	(5,912)
Balance at December 31, 2024	$ 181,442	$ —	$ —	$ 181,442
Foreign currency translation	3,387		—	3,387
Balance at December 31, 2025	$ 184,829	$ —	$ —	$ 184,829

The Company reviews goodwill for impairment on a reporting unit basis on October 1 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

During the third quarter of 2023, a triggering event was identified within the Company's reporting units within the International segment due to decreased gross margin in the current period as a result of inflationary pressures and rising energy costs impacting the International reporting units' operations. As a result, the Company performed an interim quantitative goodwill impairment test.

In performing the interim quantitative goodwill impairment test and consistent with prior practice, the Company determined the fair value of each of the reporting units using a combination of the income approach and the market approach by assessing each of these valuation methodologies based upon availability and relevance of comparable Company data and determining the appropriate weighting.

Under the income approach, the fair value for each of the reporting units was determined using a discounted cash flow model. The market approach valuation was derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses was based on the markets in which the reporting units operate, considering risk profiles, size, geography, and diversity of products and services.

Based upon the results of the interim quantitative goodwill impairment test, the Company recorded an impairment charge of $13.8 million within the International reporting unit for the year ended December 31, 2023. The impairment was calculated based on the difference between the estimated fair value and the carrying value of the reporting units and is included in Goodwill impairment charges on the Consolidated Statements of Income (Loss) for the year ended December 31, 2023.

There were no impairment charges recognized for the years ended December 31, 2025 and 2024. Any significant adverse changes in future periods to the Company's internal forecasts or the external market conditions, if any, could reasonably be expected to negatively affect its key assumptions and may result in future goodwill impairment charges which could be material.

8. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows (in thousands):

| | | December 31, | | | | | |
| | | 2025 | | | 2024 | | |
	Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Carrying Amount	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	5-18	$109,262	$ (96,428)	$ 12,834	$107,704	$ (92,220)	$ 15,484
Software/Technology	3-15	63,158	(37,822)	25,336	57,414	(33,930)	23,484
Covenants not to compete	2-5	12,387	(12,387)	—	12,391	(12,371)	20
Other	2-12	10,211	(9,974)	237	10,218	(9,498)	720
Total		$195,018	$ (156,611)	$ 38,407	$187,727	$ (148,019)	$ 39,708

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was approximately $6.7 million, $7.6 million, and $8.5 million, respectively, including amortization of software/technology for these periods of $3.6 million, $2.9 million, and $2.9 million, respectively.

Amortization expense in each of the five years and thereafter subsequent to December 31, 2025 related to the Company's intangible assets is expected to be as follows (in thousands):

	Expected Amortization Expense
2026	$ 7,079
2027	7,027
2028	6,646
2029	5,624
2030	5,073
Thereafter	6,958
Total	$ 38,407

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

| | December 31, | |
	2025	2024
Accrued salaries, wages and related employee benefits	$ 30,391	$ 27,990
Accrued workers' compensation and health benefits	2,471	4,898
Deferred revenue	9,099	8,096
Right-of-use liability - Operating	10,882	11,375
Pension accrual	2,081	2,458
Other accrued expenses	33,102	30,416
Total accrued expenses and other current liabilities	$ 88,026	$ 85,233

10. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Senior credit facility	$	79,250	$	59,650
Senior secured term loan, net of unamortized debt issuance costs of $0.2 million and $0.3 million, respectively		96,711		107,545
Other		2,031		2,452
Total debt		177,992		169,647
Less: Current portion		(12,849)		(11,591)
Long-term debt, net of current portion	$	165,143	$	158,056

Senior Credit Facility

On August 1, 2022, the Company entered into a credit agreement (the "Credit Agreement") which provides the Company with a $190 million, 5-year committed revolving credit facility with a balance of $79.3 million as of December 31, 2025 and a $125 million term loan with a balance of $96.7 million as of December 31, 2025. The Credit Agreement permits the Company to borrow up to $100 million in non-US dollar currencies and to use up to $20 million of the credit limit for the issuance of letters of credit. Both the revolving line of credit and the term loan under the Credit Agreement have a maturity date of July 30, 2027.

The Credit Agreement has the following key terms, conditions and financial covenants:

- Borrowings bear interest at the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment and applicable SOFR margin ranging from 1.25% to 2.75%, based upon our Total Consolidated Debt Leverage Ratio (defined below); under the Credit Agreement, the margin was based upon the LIBOR margin.
  - Total Consolidated Debt Leverage Ratio means the ratio of (a) Total Consolidated Debt to (b) EBITDA (as defined in the Credit Agreement) for the trailing four consecutive fiscal quarters.
  - Total Consolidated Debt means all indebtedness (including subordinated debt) of the Company on a consolidated basis.

- The Company has the benefit of the lowest SOFR margin if its Total Consolidated Debt Leverage Ratio is equal to or less than 1.25 to 1.0, and the margin increases as the ratio increases, to the maximum margin if the ratio is greater than 3.75 to 1.0. The Credit Agreement is secured by liens on substantially all of the assets of the Company and certain of its U.S. subsidiaries and is guaranteed by those U.S. subsidiaries.

- The Company is required to maintain a Total Consolidated Debt Leverage Ratio of no more than 4.0 to 1.0 at the end of each quarter through June 30, 2023 and stepping down to a maximum permitted ratio of no more than 3.75 to 1.0 for the remainder of the term.

- The Company is required to maintain a Fixed Charge Coverage Ratio of 1.25 to 1.0 for the duration of the Credit Agreement, as defined in the Credit Agreement.

- The Credit Agreement limits the Company's ability to, among other things, create liens, make investments, incur more indebtedness, merge or consolidate, make dispositions of property, pay dividends, make distributions to stockholders or repurchase our stock, enter into a new line of business, enter into transactions with affiliates and enter into burdensome agreements.

- The Credit Agreement does not limit the Company's ability to acquire other businesses or companies except that the acquired business or company must be in the Company's line of business, the Company must be in compliance with the financial covenants on a pro forma basis after taking into account the acquisition, and the Company must provide written notice at least five business days prior to the date of an acquisition of $10 million or more.

- Quarterly payments on the term loan of $1.56 million through June 30, 2024, then increasing to $2.34 million through June 30, 2025, and to $3.12 million for each quarterly payment thereafter through maturity.

As of December 31, 2025, the Company had borrowings of $176.0 million and a total of $3.4 million of letters of credit outstanding under the Credit Agreement. The Company has capitalized costs associated with debt modifications of $0.5 million as of December 31, 2025, which is included in Other assets on the Consolidated Balance Sheet and will be amortized into interest expense over the remaining term of the Credit Agreement through July 30, 2027.

As of December 31, 2025, the Company was in compliance with the terms of the Credit Agreement. The Company continuously monitors compliance with the covenants contained in the Credit Agreement.

Other Debt

The Company's other debt includes bank financing provided at the local subsidiary level used to support working capital requirements and fund capital expenditures. At December 31, 2025, there was an aggregate of approximately $2.0 million outstanding, payable at various times through 2030.

Scheduled principal payments due under all borrowing agreements in each of the five years and thereafter subsequent to December 31, 2025 are as follows (in thousands):

2026	$	12,538
2027		164,030
2028		487
2029		465
2030		411
Thereafter		61
Total	$	177,992

11. Fair Value Measurements

The Company performs fair value measurements in accordance with the guidance provided by ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value.

12. Share-Based Compensation

The Company grants share-based incentive awards to its eligible employees and non-employee directors under its 2016 Long-Term Incentive Plan (the "2016 Plan"). Awards granted under the 2016 Plan may be in the form of stock options, restricted stock units and other forms of share-based incentives, including performance-based restricted stock units, stock appreciation rights and deferred stock rights. At the annual shareholders meeting on May 14, 2024, the Company's shareholders approved an amendment to the 2016 Plan, including an increase to the total number of shares that may be issued under the 2016 Plan by 1.3 million, for a total of 6.2 million shares that are authorized for issuance under the 2016 Plan, of which approximately 934,000 shares were available for future grants as of December 31, 2025.

Stock Options

The grant date fair values of the stock options granted in the years ended December 31, 2025 and 2023, were estimated using the Black-Scholes option valuation model, the key assumptions for which are listed in the table below. No stock option awards were granted during the year ended December 31, 2024. The expected volatility assumption is based on the historical volatility of our common stock measured over a period approximately equal to the expected term of the awards. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on U.S. Treasury securities with terms equal to the expected timing of stock option exercises as of the grant date. The dividend yield assumption reflects anticipated dividends on the Company's common stock. The terms of stock options granted in each respective year are described further below.

On October 11, 2023, Mr. Stamatakis was granted an award of stock options to purchase 250,000 shares of common stock of the Company, with an exercise price of $5.36, the closing price of the Company's common stock as quoted on the New York Stock Exchange (the "NYSE") on the grant date (the "Options"). These stock options were granted as an inducement for Mr. Stamatakis to accept the position of Interim President and CEO of the Company and were therefore granted outside the 2016

Plan, as permitted by the rules of the NYSE. These stock options can be exercised any time after the grant date until its expiration date, which is the earlier of 10 years from the grant date or one year following the date Mr. Stamatakis is no longer serving as an officer, director or in any other capacity of the Company. The Company recognized all share-based compensation expense related to the stock options granted in the fourth quarter of 2023 when they were granted, and no further unrecognized share-based compensation expense remains as of the end of the current period.

On January 6, 2025, Mr. Stamatakis was granted a stock option for the purchase of 375,000 shares of the Company's common stock at an exercise price of $9.06, the closing price of the Company's common stock on the NYSE on the grant date. These stock options can be exercised any time on or after January 6, 2026, and prior to their expiration date, which is the earlier of 10 years from the grant date or one year following the date Mr. Stamatakis is no longer serving as an officer, director or in any other capacity of the Company. The Company recognized $2.0 million of share-based compensation expense within Reorganization and other costs on the Company's Consolidated Statements of Income (Loss) during the year ended December 31, 2025 related to these stock options that were granted in the first quarter of 2025. No further unrecognized share-based compensation expense remains as of the end of the current period related to these stock options.

On September 8, 2025, Natalia Shuman, President and Chief Executive Officer of the Company, was awarded options to purchase 35,000 shares of the Company's common stock. The options have an exercise price of $9.71, the closing price of the Company's common stock on the NYSE on the grant date of September 8, 2025. The options can be exercised any time on or after September 8, 2026, and expire ten years after the grant date of September 8, 2025, in each case subject to certain exceptions as to the vesting and expiration in case of termination of employment, death or disability. The Company recognized $0.1 million of share-based compensation expense related to these stock options during the year ended December 31, 2025. $0.1 million of unrecognized share-based compensation expense remains as of the end of the current period related to these stock options.

The following table contains weighted average Black-Scholes option valuation model assumptions for stock options granted for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Expected Dividend Yield	— %	— %	— %
Expected Volatility	60.8 %	— %	62.0 %
Expected term (in years)	5.5	—	5.0
Risk-free interest rate	4.3 %	— %	4.6 %

The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2023 was $5.30 per share and $3.04 per share, respectively. No stock option awards were granted during the year ended December 31, 2024.

The following table sets forth a summary of the stock option activity, weighted-average exercise prices, options outstanding and exercisable as of December 31, 2025, 2024 and 2023 as follows:

	Number of Options (Thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions)
Outstanding at January 1, 2023	—	$ —	—	$ —
Granted	250	5.36		
Exercised		—		
Expired or forfeited		—		
Outstanding at December 31, 2023	250	$ 5.36	9.8	$ 0.5
Granted	—	—		
Exercised	—	—		
Expired or forfeited	—	—		
Outstanding at December 31, 2024	250	$ 5.36	8.8	$ 0.9
Granted	435	9.14		
Exercised	—	—		
Expired or forfeited	—	—		
Outstanding at December 31, 2025	685	$ 7.76	8.6	$ 3.3
Exercisable at December 31, 2025	625	$ 7.58	8.5	$ 3.2

Stock Issuances to Non-Employee Directors

As part of its compensation program for non-employee directors, the Company issues fully-vested common stock to its non-employee directors. Prior to 2025, the shares of common stock were issued in semi-annual awards. In 2025, non-employee directors received a single award during the quarter ended June 30, 2025. A summary of the fully-vested common stock the Company issued to its non-employee directors, in connection with its non-employee director compensation, is as follows (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Awards issued	72	60	133
Grant date fair value of awards issued	$ 571	$ 549	$ 750

Restricted Stock Unit Awards

Restricted stock units ("RSUs") generally vest ratably on each of the first three or four anniversary dates of issuance. For the years ended December 31, 2025, 2024 and 2023, the company recognized share-based compensation expense within selling, general and administrative related to RSU awards of $3.5 million, $4.1 million and $4.9 million, respectively. For the year ended December 31, 2025, the Company recognized share-based compensation expense within Reorganization and other costs related to RSU awards of $0.6 million. No share-based compensation expense was recognized within Reorganization and other costs related to RSU awards for the years ended 2024 and 2023. As of December 31, 2025, there was approximately $5.3 million of unrecognized compensation costs, related to RSUs, which are expected to be recognized over a remaining weighted average period of 2.3 years. Upon vesting, RSUs are generally net share-settled to cover the required minimum withholding tax and the remaining amount is converted into an equivalent number of shares of common stock.

A summary of the vesting activity of RSU awards, with the respective fair value of the awards, is as follows (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Awards issued	597	467	683
Grand date fair value of awards issued	$ 5,688	$ 4,247	$ 4,269

A summary of the Company's outstanding, non-vested RSUs is as follows (in thousands, except per share amounts and years):

	For the year ended December 31,					
	2025		**2024**		**2023**	
	Units	**Weighted Average Grant-Date Fair Value**	**Units**	**Weighted Average Grant-Date Fair Value**	**Units**	**Weighted Average Grant-Date Fair Value**
Outstanding at beginning of period:	1,231	$ 8.41	1,184	$ 8.07	1,415	$ 6.66
Granted	395	$ 9.36	733	$ 8.52	606	$ 8.30
Released	(597)	$ 9.53	(467)	$ 9.09	(683)	$ 6.25
Forfeited	(235)	$ 8.54	(219)	$ 8.35	(154)	$ 8.00
Outstanding at end of period:	794	$ 8.71	1,231	$ 8.41	1,184	$ 8.07

Performance Restricted Stock Units

The Company grants Performance Restricted Stock Units ("PRSUs") to select executives and senior officers. The ultimate payouts of these PRSUs may vary between zero and 200% of the target award, based on the Company's performance over a one-year period and measured based on specific metrics approved by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee").

For 2025, the Compensation Committee used the following three performance metrics for PRSUs approved in that year.

1. *Free Cash Flow* defined as net cash provided by operating activities less purchases of property, plant, equipment and intangible assets and is subject to adjustments approved by the Compensation Committee.
2. *Adjusted EBITDA* defined as net income attributable to the Company plus: interest expense, provision for income taxes, depreciation and amortization, share-based compensation expense and certain acquisition related costs (including transaction due diligence costs and adjustments to the fair value of contingent consideration), foreign exchange (gain) loss and, if applicable, certain special items which are noted.
3. *Revenue*

For PRSUs awarded in 2024 and 2023, the Compensation Committee utilized the same metrics as 2025 PRSUs, but with revised performance goals.

PRSUs are equity-classified and compensation costs related to PRSUs with performance conditions are initially measured using the fair value of the underlying stock at the date of grant. Compensation costs related to the PRSUs with performance conditions are subsequently adjusted for changes in the expected outcomes of the performance conditions. Earned PRSUs generally vest ratably in four equal annual installments over the four years following completion of the performance period, for a total requisite service period of up to five years, and have no dividend equivalent rights.

A summary of the Company's PRSU activity is presented as follows (in thousands, except per share amounts and years):

	For the year ended December 31,					
	2025		**2024**		**2023**	
	Units	**Weighted Average Grant-Date Fair Value**	**Units**	**Weighted Average Grant-Date Fair Value**	**Units**	**Weighted Average Grant-Date Fair Value**
Outstanding at beginning of period:	125	$ 9.12	60	$ 9.33	371	$ 9.96
Granted	507	$ 10.08	295	$ 8.76	282	$ 8.50
Performance condition adjustments, net	(203)	$ 8.76	(201)	$ 8.76	(305)	$ 8.34
Released	(28)	$ 12.37	(29)	$ 9.87	(204)	$ 6.59
Forfeited	(55)	$ 8.78	—	$ 8.02	(84)	$ 6.95
Outstanding at end of period:	346	$ 9.93	125	$ 9.12	60	$ 9.33

For the years ended December 31, 2025, 2024 and 2023, the company recognized share-based compensation expense within Selling, general and administrative related to PRSU awards of $1.2 million, $0.4 million and $0.7 million, respectively At December 31, 2025, there was $2.5 million of total unrecognized compensation costs related to approximately 346,000 unvested PRSUs. These costs are expected to be recognized over a weighted-average period of approximately 2.4 years.

Upon vesting, PRSUs are generally net share-settled to cover the required minimum withholding tax and the remaining amount is converted into an equivalent number of shares of common stock.

For the years ended December 31, 2025, 2024 and 2023, the income tax benefit recognized on all share based compensation arrangements referenced above was approximately $1.9 million, $1.6 million, and $0.8 million, respectively.

13. Income Taxes

Income (loss) before provision (benefit) for income taxes is as follows (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Income (loss) before provision (benefit) for income taxes from:			
U.S. operations	$ 8,210	$ 16,010	$ (6,900)
Foreign operations	14,268	8,234	(11,765)
Income (loss) before provision (benefit) for income taxes	$ 22,478	$ 24,244	$ (18,665)

The provision (benefit) for income taxes consists of the following (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Current			
Federal	$ 900	$ 6,167	$ 1,388
States and local	(11)	1,333	705
Foreign	4,319	2,642	2,063
Total current provision	$ 5,208	$ 10,142	$ 4,156
Deferred			
Federal	$ 1,121	$ (3,405)	$ (2,219)
States and local	434	143	(1,502)
Foreign	(1,206)	(1,606)	(1,655)
Net deferred provision (benefit)	349	(4,868)	(5,376)
Total provision (benefit) for income taxes	$ 5,557	$ 5,274	$ (1,220)

Cash paid for income taxes (net of refunds) was as follows (in thousands):

	For the year ended December 31,		
	2025	2024	2023
Federal	$ 3,500	$ 5,100	$ 2,500
States and local	1,539	1,077	540
Foreign	4,289	233	3,861
Total cash paid for income taxes, net of refunds	$ 9,328	$ 6,410	$ 6,901

Cash paid for income taxes (net of refunds) exceeded five percent (5%) of total cash paid for income taxes (net of refunds) in the following jurisdictions (in thousands):

	For the year ended December 31,		
	2025	2024	2023
State and local:			
Texas	*	*	352
All other state and local jurisdictions	1,539	1,077	188
Total State and local	$ 1,539	$ 1,077	$ 540
Foreign:			
Germany	1,366	*	428
Canada	669	(669)	2,944
Netherlands	710	345	447
Brazil	1,221	*	*
All other foreign jurisdictions	323	557	42
Total Foreign	$ 4,289	$ 233	$ 3,861

*Jurisdiction is below the five percent (5%) threshold for the period presented.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal tax rate to income tax as follows (in thousands):

	For the years ended December 31,					
	2025		**2024**		**2023**	
United States federal statutory tax rate	$ 4,721	21.0 %	$ 5,091	21.0 %	$ (3,920)	21.0 %
State and local income taxes, net of federal income tax effect [1]	416	1.9	872	3.6	(747)	4.0
Foreign tax effects						
Brazil						
Changes in valuation allowances	29	0.1	(759)	(3.1)	(79)	0.4
Other	(144)	(0.6)	145	0.6	195	(1.0)
Canada						
Changes in valuation allowances	(303)	(1.4)	(179)	(0.7)	31	(0.2)
Other	200	0.9	170	0.7	(77)	0.4
United Kingdom						
Impairment of goodwill	—	—	—	—	258	(1.4)
Changes in valuation allowances	(64)	(0.3)	(682)	(2.8)	(167)	0.9
Other	(252)	(1.1)	110	0.5	40	(0.2)
France						
Impairment of goodwill	—	—	—	—	966	(5.2)
Other	150	0.7	42	0.2	(205)	1.1
Germany						
Impairment of goodwill	—	—	—	—	1,314	(7.0)
Statutory tax rate differences between United States and Germany	(279)	(1.2)	(78)	(0.3)	464	(2.5)
State and local taxes	738	3.3	197	0.8	164	(0.9)
Other	(84)	(0.4)	67	0.3	(64)	0.3
Other foreign jurisdictions	125	0.6	128	0.5	57	(0.3)
Effect of cross-border tax laws	(174)	(0.8)	40	0.2	97	(0.5)
Tax credits						
Research and development tax credit	(602)	(2.7)	(602)	(2.5)	(356)	1.9
Changes in valuation allowances	(3)	—	190	0.8	(214)	1.1
Nontaxable or nondeductible items						
Share-based compensation	333	1.5	(20)	(0.1)	731	(3.9)
Other	199	0.9	227	0.9	270	(1.4)
Changes in unrecognized tax benefits	361	1.6	3	—	16	(0.1)
Other adjustments	190	0.7	312	1.2	6	0.1
Total provision (benefit) for income taxes	$ 5,557	24.7 %	$ 5,274	21.8 %	$ (1,220)	6.6 %

[1] State taxes in Arizona, Alaska, California, Alabama, Pennsylvania, Vermont, Louisiana, Minnesota, Georgia, Montana, New Jersey, Tennessee, and Iowa made up the majority (greater than 50 percent) of the tax effect in this category for the year ended December 31, 2025. State taxes in Florida, New Jersey, Alaska, and Louisiana made up the majority (greater than 50 percent) of the tax effect in this category for the year ended December 31, 2024. State taxes in Texas, California, Alaska, Louisiana, Pennsylvania, Connecticut, and Mississippi made up the majority (greater than 50 percent) of the tax effect in this category for the year ended December 31, 2023.

On July 4, 2025, H.R.1, commonly referred to as the One Big Beautiful Bill Act ("OBBBA"), was enacted, which includes a broad range of tax reform provisions. These tax reform provisions include the extension and modification of certain provisions of the Tax Cuts and Jobs Act and are effective for calendar year 2025. The changes include, but are not limited to, immediate expensing of domestic research and development expenditure, the restoration of 100% bonus depreciation, and an EBITDA-based interest expense limitation. These provisions did not have a material impact on the Company's financial statements for the year ended December 31, 2025.

Deferred income tax attributes resulting from differences between financial accounting amounts and income tax basis of assets and liabilities are as follows (in thousands):

		December 31,		
		2025		2024
Deferred income tax assets				
Allowance for doubtful accounts	$	493	$	470
Inventory		1,269		1,218
Intangible assets		954		808
Accrued expenses		4,014		4,090
Net operating loss carryforward		3,774		4,369
Finance lease obligations		485		189
Stock Options		181		183
Deferred stock based compensation		785		911
Interest carryforward		8,302		6,328
Right-of-use liability		8,072		8,696
R&D Expense		3,283		6,671
Credits		788		100
Other		1,645		442
Deferred income tax assets		34,045		34,475
Valuation allowance		(3,685)		(4,034)
Net deferred income tax assets	$	30,360	$	30,441
Deferred income tax liabilities				
Property and equipment	$	(5,558)	$	(5,404)
Goodwill		(10,702)		(10,134)
Intangible assets		(1,917)		(1,952)
Right-of-use asset		(8,070)		(8,657)
Deferred income tax liabilities		(26,247)		(26,147)
Net deferred income taxes	$	4,113	$	4,294

As of December 31, 2025, the Company had a federal net operating loss carry forward ("NOLs") of $6.6 million. As of December 31, 2025, the Company had state and foreign NOLs of $55.1 million and $9.1 million, respectively. Approximately $43.6 million of state NOLs expire at various times from 2023 to 2043, while the remainder of the Company's state NOLs do not expire. Approximately $1.4 million of the foreign NOLs expire at various times from 2023 to 2042, while the remainder of the Company's foreign NOLs do not expire. In addition to NOLs, the company holds both foreign tax, research and development and other tax credits of $0.8 million.

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Valuation allowances are provided when management believes the Company's deferred tax assets are not recoverable based on future reversals of existing taxable temporary differences, taxable income in prior carryback year(s) if carryback is permitted under the tax law, and an assessment of estimated future taxable income, exclusive of reversing temporary differences and carryforwards, that incorporates on going, prudent and feasible tax planning strategies. At December 31, 2025 and December 31, 2024, the Company had a valuation allowance of approximately $3.7 million and $4.0 million, respectively, primarily against certain state and foreign NOLs and other specific deferred tax assets. The net decrease in the valuation allowance of approximately $0.3 million is primarily attributable to state and foreign net operating losses and changes in foreign exchange rates, which were offset by a reduction in expiring losses. Except for those deferred tax assets subject to the valuation allowance, management believes that it will realize all deferred tax assets as a result of sufficient future taxable income in each tax jurisdiction in which the Company has deferred tax assets.

The following table summarizes the changes in the Company's gross unrecognized tax benefits, excluding interest and penalties (in thousands):

| | For the year ended December 31, | | | |
	2025		2024	
Balance at beginning of period	$	251	$	258
Additions for tax positions related to the current fiscal period		—		—
Additions for tax positions related to prior years		361		—
Reductions related to the expiration of statutes of limitations		(14)		(7)
Other		4		—
Balance at end of period	$	602	$	251

The Company has recorded the unrecognized tax benefits in other long-term liabilities in the consolidated balance sheets. As of December 31, 2025 and December 31, 2024, there were approximately $0.6 million and $0.3 million of unrecognized tax benefits, respectively, including penalties and interest. If the Company recognized these unrecognized tax benefits, approximately $0.6 million and $0.3 million would favorably affect the effective tax rate for both December 31, 2025 and December 31, 2024, respectively. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense and are not significant for the years ended December 31, 2025, 2024 and 2023.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. Currently the Company is undergoing a federal tax audit for years ending December 31, 2018 through December 31, 2020. The company's statute of limitation remains open for the years 2021 to 2025 for Germany taxation purposes. The company's statute of limitation remains open for Canadian entities for years 2024, 2023, and 2022.

The Tax Cuts and Jobs Act made significant changes to the taxation of undistributed earnings, requiring that all previously untaxed earnings and profits of the Company's controlled foreign operations be subjected to the transition tax. Since these earnings have now been subjected to U.S. federal tax, they would only be potentially subject to limited other taxes, including foreign withholding and certain state taxes. As of December 31, 2025, the Company has not recognized a deferred tax liability for foreign withholdings and state taxes on its undistributed international earnings or losses of its foreign subsidiaries since it intends to indefinitely reinvest the earnings outside the United States. The Company has estimated $68.4 million of unremitted international earnings which provides an unrecorded deferred tax liability related to undistributed international earnings of approximately $1.7 million.

14. Employee Benefit Plans

The Company provides a 401(k) savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS limits each year and catch up contributions are allowed for employees 50 years of age or older. Under the 401(k) plan, employees become eligible to participate on the first day of the month after three months of continuous service. Under this plan, the Company matches 50% of the employee's contributions up to 6% of the employee's annual compensation, as defined by the plan. There is a five-year vesting schedule for the Company match.

The Company's contribution to the plan was $4.0 million, $4.1 million, and $3.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company's subsidiary participated with other employers in contributing to the Boilermaker-Blacksmith National Pension Trust (EIN 48-6168020) ("Boilermakers") and Plumbers and Pipefitters National Pension Fund (EIN 52-6152779) ("Pipefitters"), multi-employer defined benefit pension plans, which cover certain U.S.-based union employees. The plans provide pension benefits with contribution rates that are collectively bargained between participating employers and their affiliated Boilermakers and Pipefitters local unions. Both the Boilermakers and Pipefitters plans are approximately 80 percent funded as of the latest Form 5500 filed, respectively. The Company did not make any contributions to the Boilermakers plan during the years ended December 31, 2025 and 2024, while making de minimis contributions to the Pipefitters plan during the same periods. See Note *17 - Commitments and Contingencies, Pension Related Contingencies,* for additional detail.

The Company has other benefit plans covering certain employees throughout the Company. Amounts charged to expense under these plans were not significant in any year.

15. Related Party Transactions

The Company leases its headquarters under an operating lease from an entity majority-owned by a stockholder of the Company with significant influence. On March 1, 2024, the Company extended its lease at its headquarters requiring monthly payments through October 2026. Total rent payments made during the year ended December 31, 2025 were approximately $1.0 million. See Note *16 - Leases* for further detail.

Manny Stamatakis, our Executive Chairman, previously owned Capital Management Enterprise ("CME"), a firm that provided employee benefits consulting services to the Company. Mr Stamatakis sold the Company to Conner Strong and Buckelew ("CSB") in 2020. Mr Stamatakis remains an employee of CSB and provides employee benefit consulting services to CSB as needed. CSB provides insurance consulting and brokerage services to the Company. The Company paid CSB $0.5 million during the year ended December 31, 2025. CSB also receives normal and customary commissions from third-party benefits providers on account of coverages such third parties provide.

16. Leases

The Company leases certain office and operating facilities, machinery, equipment, and vehicles. Concurrent with the adoption of ASC 842, the Company recognized a right-of-use ("ROU") asset and lease liability based on the present value of the future lease payments over the lease term for each lease agreement. The Company elected not to recognize a ROU asset and lease liability for leases with terms of 12 months or less and will continue to recognize lease expense for these leases on a straight-line basis over the lease term. The Company has leases with both lease components and non-lease components, such as common area maintenance, utilities, or other repairs and maintenance. For all asset classes, the Company decided to utilize the practical expedient to include both fixed lease components and fixed non-lease components in calculating the ROU asset and lease liability. The Company identified variable lease payments, such as maintenance payments based on actual activities performed or costs incurred, at lease commencement by assessing the nature of the payment provisions, including whether the payments are subject to a minimum charge. Many of the Company's leases include one or more options to renew. When it is reasonably certain that the Company will exercise the option, the Company will include the impact of the option in the lease term for purposes of determining future lease payments. As the Company is unable to determine the discount rate implicit in its lease agreements, the Company uses its incremental borrowing rate on the commencement date to calculate the present value of future payments.

The Company's Consolidated Balance Sheets include the following related to operating leases as of December 31, 2025 and 2024 (in thousands):

Leases	Classification	2025	2024
Assets:			
ROU assets	Other assets	$ 38,937	$ 40,401
Liabilities:			
ROU liability - current	Accrued expenses and other current liabilities	$ 10,882	$ 11,375
ROU liability - long-term	Other long-term liabilities	29,378	30,279
Total ROU liabilities		$ 40,260	$ 41,654

Included within the balance of operating leases is a lease for the Company's headquarters which is with a related party. The ROU liability for this facility is approximately $0.8 million as of December 31, 2025 and $1.8 million as of December 31, 2024. Total rent payments for this facility were approximately $1.0 million and $1.0 million during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the total ROU assets attributable to finance leases are approximately $23.5 million and $17.9 million, respectively, which is included in Property, plant, and equipment, net on the Consolidated Balance Sheets.

The components of lease costs for the year ended December 31, 2025 and 2024 are as follows (in thousands):

	Classification	2025	2024
Finance lease expense:			
Amortization of ROU	Depreciation and amortization	$ 6,298	$ 5,491
Interest on lease liabilities	Interest expense	3,832	1,062
Operating lease expense	Cost of revenue; Selling, general & administrative expenses	14,050	14,213
Short-term lease expense	Cost of revenue; Selling, general & administrative expenses	44	56
Variable lease expense	Cost of revenue; Selling, general & administrative expenses	1,986	1,683
Total		$ 26,210	$ 22,505

Additional information related to leases as of December 31, 2025 and 2024 is as follows:

	2025	2024
Cash paid for amounts included in the measurement of lease liabilities for finance and operating leases (in thousands):		
Finance - financing cash flows	$ 6,625	$ 5,495
Finance - operating cash flows	3,832	1,062
Operating - operating cash flows	14,048	14,243
ROU assets obtained in the exchange for lease liabilities:		
Finance leases	$ 10,154	$ 9,899
Operating leases	10,014	16,254
Weighted-average remaining lease term (in years):		
Finance leases	4.4	5.0
Operating leases	4.8	4.7
Weighted-average discount rate:		
Finance leases	6.0 %	6.5 %
Operating leases	6.0 %	6.1 %

Maturities of lease liabilities as of December 31, 2025 is as follows (in thousands):

	Finance	Operating
2026	$ 8,278	$ 12,922
2027	7,308	10,532
2028	5,389	8,398
2029	3,705	5,095
2030	1,559	3,471
Thereafter	1,098	5,944
Total	27,337	46,362
Less: Present value discount	(2,972)	(6,102)
Lease liability	$ 24,365	$ 40,260

17. Commitments and Contingencies

Legal Proceedings and Government Investigations

The Company is periodically involved in lawsuits, investigations and claims. While uncertainties exist with respect to the ultimate resolution of lawsuits, investigations and claims asserted against it, the Company, based on currently available information, does not believe that any currently pending or threatened legal proceeding to which the Company is a party, or is likely to become a party, including those proceedings identified in this Note 17, will have a material adverse effect on its business, results of operations, cash flows or financial condition. The costs incurred by the Company to defend lawsuits, investigations and claims and amounts the Company pays to other parties because of these matters may be covered by insurance in some circumstances.

Litigation and Commercial Claims

The Company and a subsidiary of the Company, Mistras Arizona Inspection Services LLC ("Mistras Arizona"), are subject to a lawsuit ("the DEQ Proceeding") filed by the State of Arizona and the Arizona Department of Environmental Quality (collectively "DEQ"). The DEQ Proceeding, captioned State of Arizona v. Mistras Group, Inc., Mistras Arizona Inspection Services, LLC and Naiman Phoenix, Ltd., was originally filed on February 27, 2024, in the Superior Court of the State of Arizona for Maricopa County, CV 2024-003866 (the "DEQ Complaint"). The DEQ Complaint alleges various violations of Arizona environmental laws and regulations by Mistras Arizona in connection with the operation by Mistras Arizona of its testing facility in Phoenix, Arizona. The DEQ Complaint seeks, through injunctive relief, the closing of a chromic acid plating line at the testing facility, implementation of a site assessment plan approved by the DEQ, and corrective and remedial action to bring the testing facility into compliance with laws and regulations. In addition, the DEQ is seeking unspecified penalties and costs in connection with the DEQ Proceeding.

The Superior Court held a hearing in September 2024 regarding the DEQ's request for a preliminary injunction. On October 23, 2024, the Superior Court issued a ruling, which declined to issue the preliminary injunction requested by the DEQ, but imposed the following conditions on the Company and Mistras Arizona unless and until modified by the Superior Court or entry of a final judgment: (1) the Company and Mistras Arizona are prohibited from releasing or permitting any release of chromic acid from the facility; (2) within a reasonable time, the Company and Mistras Arizona must complete improvements to the testing facility designed to prevent future discharges of chromium or chromic acid; (3) the Company and Mistras Arizona must notify the DEQ upon completion of the improvement to enable the DEQ to conduct an inspection; and (4) the Company and Mistras Arizona are prohibited from engaging in any chrome plating operations at the testing facility until they notify the DEQ that the improvements have been completed. The DEQ may seek relief if it determines that the improvements are not sufficient to prevent discharges. In April 2025, Mistras Arizona notified the DEQ that the improvements were completed, which the DEQ

then inspected. Following the DEQ site visit, Mistras Arizona commenced its chrome plating operations on April 28, 2025. Mistras Arizona has been and intends to continue complying with the Superior Court's ruling. In the meantime, the DEQ Proceeding is ongoing.

It is probable that additional investigation and/or remediation costs, as well as fines and penalties will be imposed related to the DEQ Proceeding. However, the Company is unable to estimate the range of loss that it may incur and whether these amounts will be material to the Company.

In addition, Mistras Arizona's operations in Phoenix are located at a leased site within the footprint of the Motorola 52nd Street Superfund Site (the "Motorola Site"). Mistras Arizona has received two General Notice Letters from the US Environmental Protection Agency (the "EPA"), dated May 21, 2024 and December 1, 2025, informing Mistras Arizona that the EPA has identified it as a potentially responsible party in relation to the Motorola Site. On April 29, 2025, the Company received a notice from the EPA requesting information regarding the improvements and other matters related to Phoenix testing facility. Mistras Arizona provided the EPA with the requested information in July 2025.

Pension Related Contingencies

Certain of Company's subsidiaries had significant reductions in their unionized workers in 2018. The collective bargaining agreements for the employees of this subsidiary required contributions for these employees to two national multi-employer pension funds. The reduction in employees resulted in one of the Company's subsidiaries incurring a complete withdrawal from one of the pension funds under the Employee Retirement Income Security Act of 1974 ("ERISA"), which was fully satisfied in 2019. The Company has determined that the subsidiary is likely to incur partial or complete withdrawal liability to the other pension fund. The balance of the estimated total amount of this potential liability as of December 31, 2025 is approximately $2.1 million, which was incurred in 2018 and 2019.

18. Segment Disclosure

The Company's three operating segments, which are also the Company's reportable segments, are:

- *North America:* This segment provides asset protection solutions predominantly in North America, with the largest concentration in the United States, followed by Canada, consisting primarily of NDT, inspection, mechanical and engineering services that are used to evaluate the safety, structural integrity and reliability of critical energy, industrial and public infrastructure and commercial aerospace components. Software, digital and data services are included in this segment.

- *International:* This segment offers services, products and systems similar to those of the other segments to select markets within Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by the Products and Systems segment.

- *Products and Systems:* This segment designs, manufactures, sells, installs and services the Company's asset protection products and systems, including equipment and instrumentation, predominantly in the United States.

Costs incurred for general corporate services, including finance, legal, and certain other costs that are provided to the segments are reported within Corporate and eliminations. Sales to the International segment from the Products and Systems segment and subsequent sales by the International segment of the same items are recorded and reflected in the operating performance of both segments. Additionally, engineering charges and royalty fees charged to the North America and International segments by the Products and Systems segment are reflected in the operating performance of each segment.

The chief operating decision maker ("CODM") reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. For the year ended December 31, 2025, our CODM was identified as Natalia Shuman, our Chief Executive Officer, as she has final authority over performance assessment and resource allocation decisions. Our segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

Segment income (loss) from operations is the primary performance measure used by the CODM to evaluate segment performance and allocate resources, including considering budget-to-actual variances and prior year-to-actual variances on a monthly basis in accordance with GAAP under ASC 280, Segment Reporting. Segment income (loss) from operations for each of the Company's reportable segments is comprised of revenue, selling, general & administrative expenses, and "other expenses." "Other expenses" include cost of revenue, bad debt provision for troubled customers, goodwill impairment charges, reorganization and environmental costs, legal settlements and recoveries, acquisition-related expenses, depreciation and amortization and research and engineering.

Corporate and other assets are comprised principally of cash, deposits, property, plant and equipment, domestic deferred taxes, deferred charges and other assets. Corporate loss from operations consists of administrative charges related to corporate personnel and other charges that cannot be readily identified for allocation to a particular segment. These items of our operating profit are managed centrally at the corporate level and are excluded from the measure of segment income reviewed by the CODM, as well as the measure of segment performance used for incentive compensation purposes.

The accounting policies of the reportable segments are the same as those described in Note *1 - Summary of Significant Accounting Policies and Practices*.

Selected consolidated financial information by segment for the periods shown was as follows. Income (loss) from operations by operating segment includes intercompany transactions, which are eliminated in Corporate and eliminations.

For the year ended December 31, 2025

	Segment					
	North America	International	Products and Systems	Total Reportable Segments	Corporate and eliminations	Total
Revenue	$ 584,131	$ 143,843	$ 13,970	$ 741,944	$ (17,920)	$ 724,024
Selling, general & administrative expenses	81,291	29,620	3,411	114,322	25,554	139,876
Other Expenses	440,052	103,870	7,908	551,830	(8,254)	543,576
Income (loss) from operations	$ 62,788	$ 10,353	$ 2,651	$ 75,792	$ (35,220)	$ 40,572

For the year ended December 31, 2024

	Segment					
	North America	International	Products and Systems	Total Reportable Segments	Corporate and eliminations	Total
Revenue	$ 593,527	$ 135,969	$ 13,661	$ 743,157	$ (13,517)	$ 729,640
Selling, general & administrative expenses	75,567	29,126	3,677	108,370	27,082	135,452
Other Expenses	455,674	100,568	7,474	563,716	(9,354)	554,362
Income (loss) from operations	$ 62,286	$ 6,275	$ 2,510	$ 71,071	$ (31,245)	$ 39,826

For the year ended December 31, 2023

	Segment					
	North America	International	Products and Systems	Total Reportable Segments	Corporate and eliminations	Total
Revenue	$ 579,330	$ 124,414	$ 12,986	$ 716,730	$ (11,257)	$ 705,473
Selling, general & administrative expenses	80,503	28,577	4,049	113,129	34,114	147,243
Other Expenses	443,657	108,066	8,670	560,393	(259)	560,134
Income (loss) from operations	$ 55,170	$ (12,229)	$ 267	$ 43,208	$ (45,112)	$ (1,904)

The tables above only reconcile to income (loss) from operations as our measure of segment profitability and the remainder of the reconciliation to net income (loss) can be seen on the Consolidated Statement of Income (Loss). Products and Systems segment revenue was comprised of approximately $3.0 million of sales to the International segment, which was eliminated upon consolidation, for the year ended December 31, 2025. Intersegment revenue related to sales between other segments was immaterial for the years ended December 31, 2025, 2024 and 2023.

	December 31,	
	2025	2024
Intangible assets, net		
North America	$ 28,245	$ 30,869
International	1,110	1,377
Products and Systems	733	946
Corporate and eliminations	8,319	6,516
	$ 38,407	$ 39,708

	December 31,	
	2025	**2024**
Total assets		
North America	$ 426,146	$ 390,052
International	150,741	97,546
Products and Systems	12,072	11,280
Corporate and eliminations	(10,178)	24,160
	$ 578,781	$ 523,038

	December 31,	
	2025	**2024**
Long-lived assets		
North America	$ 278,419	$ 268,608
International	27,900	24,822
Products and Systems	850	1,049
Corporate and eliminations	9,231	7,563
	$ 316,400	$ 302,042

Refer to Note *2 - Revenue*, for revenue by industry and by geographic area for the years ended December 31, 2025, 2024, and 2023.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and our Senior Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our President and Chief Executive Officer and our Senior Executive Vice President and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our President and Chief Executive Officer and our Senior Executive Vice President and Chief Financial Officer, and effected by our Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the updated *Internal Control — Integrated Framework* issued in 2013. Based on that assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act). During the three months ended December 31, 2025, the Company did not adopt, terminate or modify a Rule 10b5-1 trading arrangement.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporation by Reference

Certain of the information concerning our executive officers required by this Item 10 is provided under the caption "Executive Officers" in Part I of this Annual Report. The remaining information required by Item 10 is incorporated herein by reference to the relevant information to be included in our definitive proxy statement related to our 2026 annual meeting of stockholders.

Code of Ethics

We have a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, all other executive officers, Controller, Treasurer, and other certain financial managers. The text of this code has been posted on our website. To view the code, go to our website at investors.mistrasgroup.com and click on Corporate Governance. Any amendments to or waivers of our Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions and that relate to any matter enumerated in Item 406(b) of Regulation S-K promulgated by the SEC will be disclosed on our website.

Insider trading policies and procedures

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company (the "Insider Trading Compliance Policy"). The Company's Insider Trading Compliance Policy is filed as Exhibit 19.1 to this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to the relevant information to be included in our definitive proxy statement related to the 2026 annual meeting of stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to the relevant information to be included in our definitive proxy statement related to the 2026 annual meeting of stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to the relevant information to be included in our definitive proxy statement related to the 2026 annual meeting of stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference to the information to be included in our definitive proxy statement related to the 2026 annual meeting of stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The following financial statements are filed herewith in Item 8 of Part II above:

	Page
Report of independent registered public accounting firm - PricewaterhouseCoopers LLP	48
Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024	50
Consolidated Statements of Income (Loss) for the years ended December 31, 2025, 2024 and 2023	51
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	52
Consolidated Statements of Equity for the years ended December 31, 2025, 2024 and 2023	53
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	54
Notes to Consolidated Financial Statements	55

(2) Financial Statement Schedules

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation (filed as exhibit 3.1 to Registration Statement on Form S-1 (Amendment No. 4) filed on September 21, 2009 (Registration No. 333-151559) and incorporated herein by reference)
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (filed as exhibit 3.1 to the Quarterly Report on Form 10-Q filed on January 11, 2017 and incorporated herein by reference)
3.3	Amended and Restated Bylaws, effective July 20, 2016 (filed as exhibit 3.1 to the Quarterly Report on Form 10-Q filed on October 7, 2016 and incorporated herein by reference)
4.1	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Annual Report on Form 10-K filed March 27, 2020 and incorporated herein by reference)
10.1	Credit Agreement, dated August 1, 2022 (filed as Exhibit 10.1 to the Annual Report on Form 10-K filed March 15, 2023 and incorporated herein by reference).
10.2	First Amendment, dated February 27, 2024, to the Credit Agreement, dated August 1, 2022 (filed as exhibit 10.1 to Current Report on Form 8-K filed on March 1, 2024 and incorporated herein by reference)

10.3	Form of Indemnification Agreement for directors and officers (filed as exhibit 10.1 to the Registration Statement on Form S-1 (Amendment No. 4) filed on September 21, 2009 (Registration No. 333-151559) and incorporated herein by reference)
10.4	Mistras Group, Inc. 2016 Long-Term Incentive Plan (filed as exhibit B to the Definitive Proxy Statement dated September 7, 2016 and incorporated herein by reference)
10.5	Amendment No. 1, dated May 19, 2020, to the 2016 Long-Term Incentive Plan (filed as exhibit 10.2 to the Quarterly Report Form 10-Q filed on August 7, 2020 and incorporated herein by reference)
10.6	Amendment No. 2, dated December 1, 2020, to the 2016 Long-Term Incentive Plan (filed as exhibit 10.10 to the Annual Report on Form 10-K filed March 16, 2021 and incorporated herein by reference)
10.7	Amendment No. 3 dated May 23, 2022 to the 2016 Long-Term Incentive Plan (filed as exhibit 10.2 to the Quarterly Report on Form 10-Q filed on August 5, 2022 and incorporated herein by reference)
10.8	Mistras Group, Inc. 2016 Long-Term Incentive Plan, Amended and Restated as of March 27, 2024 (filed as Exhibit A to the Definitive Proxy Statement dated April 4, 2024 and incorporated herein by reference)
10.9	Form of Restricted Stock Unit Certificate for awards to senior officers under the 2016 Long-Term Incentive Plan (filed as exhibit 10.2 to the Quarterly Report Form 10-Q filed on May 19, 2020 and incorporated herein by reference)
10.10	Mistras Group, Inc. Executive Severance Plan adopted on December 4, 2024 (filed as Exhibit 10.10 to the Annual Report on Form 10-K filed March 11, 2025 and incorporated herein by reference)
10.11*	Description of Compensation for Non-Employee Directors effective January 1, 2025.
10.12	Employment Agreement between the Company and Gennaro A. D'Alterio dated September 11, 2023 (filed as exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2023 and incorporated by reference herein)
10.13	Employment Agreement between the Company and John A. Smith dated October 1, 2023 (filed as exhibit 10.16 to the Annual Report on Form 10-K filed March 11, 2024 and incorporated herein by reference)
10.14	Letter Agreement dated October 9, 2023, between the Company and Manuel N. Stamatakis (filed as exhibit 10.1 to Current Report on Form 8-K filed on October 10, 2023 and incorporated herein by reference)
10.15	Inducement Award between the Company and Manuel N. Stamatakis dated October 11, 2023 (filed as exhibit 10.18 to the Annual Report on Form 10-K filed March 11, 2024 and incorporated herein by reference)
10.16	Employment Agreement between the registrant and Hani Hammad dated March 26, 2024 (filed as exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 3, 2024, and incorporated herein by reference)
10.17	Employment Agreement between the registrant and Natalia Shuman-Fabbri dated December 5, 2024 (filed as exhibit 10.1 to Current Report on Form 8-K filed on December 5, 2024, and incorporated herein by reference)
10.18	Employment Agreement between the registrant and Edward Prajzner dated December 31, 2024 (filed as exhibit 10.1 to Current Report on Form 8-K filed on January 2, 2025, and incorporated herein by reference)
10.19	Employment Agreement between the registrant and Manuel Stamatakis dated December 31, 2024 (filed as exhibit 10.1 to Current Report on Form 8-K/A filed on January 2, 2025, and incorporated herein by reference)
10.20	Stock Option Award Agreement between the registrant and Manuel Stamatakis (filed as exhibit 10.2 to Current Report on Form 8-K/A filed January 2, 2025, and incorporated herein by reference)
10.21	Option Award Agreement, dated September 8, 2025, between the Company and Natalia Shuman (filed as exhibit 10.1 to Current Report on Form 8-K filed on September 10, 2025 and incorporated herein by reference)
10.22	Restricted Stock Unit Certificate, dated September 8, 2025, between the Company and Natalia Shuman (filed as exhibit 10.1 to Current Report on Form 8-K filed on September 10, 2025 and incorporated herein by reference)
10.23	Option Award Agreement, dated September 15, 2025, between the Company and Eileen Coggins (filed as exhibit 10.3 to the Quarterly Report on Form 10-Q filed on November 6, 2025 and incorporated herein by reference)
10.24	Restricted Stock Unit Certificate, dated September 15, 2025, between the Company and Eileen Coggins (filed as exhibit 10.4 to the Quarterly Report on Form 10-Q filed on November 6, 2025 and incorporated herein by reference)
10.25	Employment Agreement, dated September 15, 2025, between the Company and Eileen Coggins (filed as exhibit 10.5 to the Quarterly Report on Form 10-Q filed on November 6, 2025 and incorporated herein by reference)
19.1*	Insider Trading Compliance Policy

21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney (included as part of the signature page to this report)
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Incentive Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.LAB	XBRL Labels Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted Inline XBRL and contained in Exhibit 101)

————————

Exhibits 10.3 to 10.25 are management contracts or compensatory plans, contracts, or arrangements.

* Filed herewith.
** Furnished herewith.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MISTRAS GROUP, INC.

By: /s/ Natalia Shuman

Natalia Shuman

President and Chief Executive Officer


Date: March 11, 2026

We, the undersigned directors and officers of Mistras Group, Inc., hereby severally constitute Natalia Shuman, Manuel N. Stamatakis, Edward J. Prajzner and Eileen Coggins, and each of them singly, as our true and lawful attorneys with full power to each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This power of attorney may only be revoked by a written document executed by the undersigned that expressly revokes this power by referring to the date and subject hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Natalia Shuman Natalia Shuman	President and Chief Executive Officer *(Principal Executive Officer)*	March 11, 2026
/s/ Manuel N. Stamatakis Manuel N. Stamatakis	Executive Chairman	March 11, 2026
/s/ Edward J. Prajzner Edward J. Prajzner	Senior Executive Vice President, and Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 11, 2026
/s/ Nicholas DeBenedictis Nicholas DeBenedictis	Director	March 11, 2026
/s/ James J. Forese James J. Forese	Director	March 11, 2026
/s/ Richard H. Glanton Richard H. Glanton	Director	March 11, 2026
/s/ Michelle J. Lohmeier Michelle J. Lohmeier	Director	March 11, 2026
/s/ Charles P. Pizzi Charles P. Pizzi	Director	March 11, 2026

Company & Shareholder Information

Executive Officers

Manuel N. Stamatakis
Executive Chairman, Board of Directors

Natalia Shuman
President and Chief Executive Officer

Edward J. Prajzner
Senior Executive Vice President,
Chief Financial Officer

Hani Hammad
Executive Vice President,
Chief Operating Officer

Gennaro D'Alterio
Executive Vice President,
Chief Commercial Officer

Eileen Coggins
Executive Vice President, General
Counsel and Secretary

Stock Listing

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol "MG".

Investor Relations

Analysts, investors, stockbrokers, portfolio managers and other investors seeking additional information about MISTRAS Group should contact Edward J. Prajzner, Senior Executive Vice President, Chief Financial Officer at our Corporate Headquarters.

Board of Directors

Manuel N. Stamatakis
Executive Chairman

Nicholas DeBenedictis
Chairman Emeritus of Essential Utilities, Inc.

James J. Forese
Lead Director
Retired Operating Partner and Chief Operating Officer of HCI Equity Partners

Richard H. Glanton
Founder, Chairman and Chief Executive Officer of ElectedFace, Inc.

Michelle J. Lohmeier
Consultant and Retired Strategic Advisor to the Chief Executive Officer and Retired Sr. Vice President and General Manager of Spirit AeroSystems.

Charles P. Pizzi
Retired President and Chief Executive Officer of Tasty Baking Company

Natalia Shuman
President and Chief Executive Officer

Shareholder Communication

Any interested party wishing to communicate directly with our Board of Directors should write to Eileen Coggins, Executive Vice President, General Counsel and Secretary, at our Corporate Headquarters.

Form 10-K

The Form 10-K report included in this 2025 annual report has been filed with the Securities and Exchange Commission (SEC). Additional copies of the Form 10-K as filed with the SEC may be obtained by request from the Company or through the Company's website.

Transfer Agent and Registrar

Equiniti Trust Company, LLC.
48 Wall Street, Floor 23
New York, NY 10005
Tel: 1(866) 796-3419
www.equiniti.com/us/ast-access/individuals/
helpAST@equiniti.com

Annual Meeting


Location:
Will be held virtually


Time:
11:00 a.m. EDT


Date:
May 19, 2026

Corporate Headquarters

195 Clarksville Road
Princeton Junction, NJ 08550
www.mistrasgroup.com
Tel: 1(609) 716-4000
Fax: 1(609) 716-0706

Media Relations

Members of the news media requesting information about MISTRAS Group should visit our online Press Room at mistrasgroup.com/news. For additional information about MISTRAS Group, contact:
Theresa Feraren, Senior Vice President and Chief Marketing Officer, at our Corporate Headquarters.

Website

www.mistrasgroup.com
MISTRAS Group's website offers financial information and facts about the Company and its products, systems and services. Website content is available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this annual report.

Customers

For assistance with MISTRAS Group products, systems and services, call 1(609) 716-4000, or visit the MISTRAS Group website at www.mistrasgroup.com. Additional contact information is listed on our website at mistrasgroup.com/locations.



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